UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Yang Hua
Name:	Yang Hua
Title:	Executive Director, Executive Vice President and Chief Financial Officer

Dated: May 8, 2007

EXHIBIT INDEX
Exhibit No.	Description

99.1	2006 Hong Kong Annual Report

Exhibit 99.1

Company Profile

CNOOC Limited (the “Company”, together with its subsidiaries, the “Group” or “we”) - incorporated in Hong Kong in August 1999, was listed on the New York Stock Exchange (code: CEO) and The Stock Exchange of Hong Kong Limited (code: 0883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China’s largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Group mainly engages in oil and natural gas exploration, development, production and sales.

The Group has four major oil production areas offshore China, which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is one of the largest offshore oil producers in Indonesia. The Group also has certain upstream assets in regions such as Africa and Australia.

As at 31 December 2006, the Group owned net proved reserves of approximately 2.53 billion barrels-of-oil equivalent and its average daily net production was 457,482 barrels-of-oil equivalent. The Group had 2,929 employees and total assets of approximately RMB155.3 billion.

Content

2	Financial Summary
3	Operating Summary
4	Milestones 2006
7	Chairman’s Report
11	Operations Review
	11	Exploration
	16	Development
	22	Engineering
	23	Overseas
	23	Science and Technology Development
	25	Health, Safety and Environmental Protection
	26	Corporate Citizen
	27	Human Resources
28	Corporate Governance Report
40	Directors and Senior Management
46	Report of the Directors
52	Management Discussion and Analysis
57	Independent Auditors’ Report
58	Consolidated Income Statement
59	Consolidated Balance Sheet
60	Consolidated Statement of Changes in Equity
61	Consolidated Cash Flow Statement
62	Balance Sheet
63	Notes to Financial Statements
121	Supplementary Information on Oil & Gas Producing Activities (Unaudited)
127	Notice of Annual General Meeting
133	Glossary
135	Company Information

Financial Summary
(Amounts expressed in millions of RMB)

Consolidated Income Statement (Audited)
Year ended 31 December

	2002	2003	2004	2005	2006

Total revenue	26,374	40,950	55,222	69,456	88,947
Total expenses	(13,652)	(25,305)	(32,882)	(33,284)	(45,893)
Interest income/(finance costs), net	(147)	(171)	(235)	(741)	(1,050)
Exchange gains/(losses), net	(114)	(7)	29	287	308
Share of profit of associates	165	220	344	307	322
Investment income	193	123	72	248	613
Non-operating income/(expenses), net	(71)	315	519	28	876

Profit before tax	12,748	16,125	23,070	36,301	44,123
Tax	(3,541)	(4,628)	(6,931)	(10,978)	(13,196)

Profit for the year	9,207	11,497	16,139	25,323	30,927

Consolidated Balance Sheet (Audited)
As at 31 December

	2002	2003	2004	2005	2006

Current assets	24,486	29,263	35,293	44,421	47,892
Property, plant and equipment, net	35,797	42,849	57,182	66,625	103,406
Investment in associates	537	1,117	1,327	1,402	1,544
Intangible assets	—	—	—	1,300	1,409
Available-for-sale financial assets	—	—	—	1,017	1,017

Total assets	60,820	73,229	93,802	114,765	155,268

Current liabilities	(7,134)	(9,307)	(10,402)	(13,616)	(14,481)
Non-current liabilities	(13,393)	(17,461)	(26,957)	(27,546)	(32,973)

Total Liabilities	(20,527)	(26,768)	(37,359)	(41,162)	(47,454)

Equity	40,293	46,461	56,443	73,603	107,814

Operating Summary

Year ended 31 December
	2002	2003	2004	2005	2006
Production
Net production of crude and liquids (barrels/day)
Bohai Bay	127,756	129,506	134,512	178,840	200,944
Western South China Sea	56,910	60,944	55,873	49,016	40,437
Eastern South China Sea	73,792	72,981	96,989	103,741	105,902
East China Sea	3,223	2,536	2,121	1,706	1,464
Overseas	36,944	40,497	29,941	23,565	23,973

Total	298,625	306,464	319,436	356,868	372,720

Net production of natural gas (mmcf/day)
Bohai Bay	47.1	47.1	47.7	49.1	64.5
Western South China Sea	142.3	127.8	215.2	229.6	251.8
Eastern South China Sea	0.0	0.0	0.0	0.0	23.1
East China Sea	12.4	14.2	17.1	18.3	21.2
Overseas	70.8	101.9	84.1	92.7	130.3

Total	272.6	291.0	364.1	389.6	490.9

Total net production (BOE/day)	346,639	356,729	382,513	424,108	457,482

Reserves at year end
Net proved crude and liquids reserves (mm barrels)
Bohai Bay	992.5	990.4	974.6	920.2	933.4
Western South China Sea	160.4	173.7	189.7	205.7	190.5
Eastern South China Sea	120.3	154.7	168.0	211.2	200.2
East China Sea	12.5	13.9	21.5	21.2	20.4
Overseas	138.7	103.4	101.9	99.1	145.3

Total	1,424.4	1,436.1	1,455.6	1,457.4	1,489.8

Net proved natural gas reserves (bcf)
Bohai Bay	598.6	566.6	706.2	740.7	765.0
Western South China Sea	2,511.2	2,564.0	2,484.8	2,604.0	2,648.1
Eastern South China Sea	42.8	548.2	730.8	784.2	792.0
East China Sea	179.4	275.3	403.4	402.2	390.0
Overseas	215.9	200.3	321.4	899.9	1,636.5

Total	3,547.9	4,154.4	4,646.6	5,430.9	6,231.6

Total net proved reserves (million BOE)
Bohai Bay	1,092.3	1,084.8	1,092.3	1,043.7	1,060.9
Western South China Sea	578.9	601.0	603.8	639.7	631.9
Eastern South China Sea	127.5	246.1	289.8	341.9	332.3
East China Sea	42.4	59.8	88.7	88.2	85.4
Overseas	174.7	136.8	155.5	249.1	418.0

Total	2,015.8	2,128.5	2,230.0	2,362.6	2,528.5

Others
Reserve life (years)	15.9	16.3	15.9	15.3	15.1
Reserve replacement ratio (%)	281	187	173	186	199

Average realised price
Crude oil (US$/barrel)	24.35	28.11	35.41	47.31	58.90
Natural gas (US$/mcf)	2.98	2.87	2.75	2.82	3.05

Note:
The Company’s operating data presented in this annual report includes the Pinghu oil and gas field, where the Group has a 30% interest. Further details relating to Pinghu oil and gas field can be found at page 20.

Milestones 2006

Exploration

17	March	Discovery of Bozhong 29-4
28	March	Discovery of Bozhong 28-2 South
14	June	Discovery of Liwan 3-1, deepwater of Baiyun trough, South China Sea
10	July	Discovery of Luda 6-2
10	November	Success of wildcat Jinzhou 31-6-1

Engineering, Construction and Development

10	February	Commencement of production of Huizhou 19-1
19	April	Commencement of production of Huizhou 21-1 gas field
3	May	Commencement of production of Dongfang 1-1 Phase II
23	May	Commencement of production of Bozhong 25-1/25-1S (Platform A)
14	June	Commencement of production of SES Natural Gas Project Phase I
28	June	First vessel from NorthWest Shelf LNG Project in Australia arrived in Guangdong
11	October	Commencement of production of Qikou 17-2 East
26	October	Commencement of production of Caofeidian 11-6/12-1S
30	October	Commencement of production of Weizhou 6-1

Overseas

8	January	Acquisition of 45% interests of OML 130, offshore Nigeria
17	February	Signed a petroleum contract on Block S in Equatorial Guinea
3	April	Obtained 25% of interests in each of the four blocks from Australia Outer Browse
28	April	Signed Production Sharing Contracts (PSCs) of 6 blocks in Kenya

Cooperation

21	February	Our parent, CNOOC, signed a PSC with Devon (note)
7	June	Our parent, CNOOC, signed three deepwater contracts with BG (note)
8	August	Our parent, CNOOC, signed a PSC with Husky (note)
12	December	Our parent, CNOOC, signed two deepwater PSCs with Devon (note)

Others

28	April	Successfully implemented a Top-up placing
9	May	Ranked the top of the “Best Managed Companies in China” by Finance Asia for third consecutive year
25	May	Large scale evacuation and production restart very successful, no casualties or spills caused by typhoon Chan chu
14	September	Chairman Fu Chengyu was awarded China Business Leader by Chinese Business News and CNBC
December		Awarded Best Corporate Governance and the Best-Managed Company by Asiamoney, with Chairman Fu Chengyu named as “The Best Executive”

Note:	The Company generally has the right to participate in up to 51% interest in the event of any commercial discovery.

Chairman’s Report

We fully understand that such growth potential can be realised only through hard work. To this respect, our offshore oil heroes will continue to follow the formulated development strategies to drive CNOOC Limited ahead on an even faster growth track in an aggressive yet prudent manner.

Dear Shareholders,

Let me start with expressing our sincere thanks to your continuous support to CNOOC Limited.

Belief is the basis of support. Whether or not your belief in us is built on our solid results over the past years, or a positive vision for our future growth prospects, I would like to take this opportunity to share with you what and why I believe in CNOOC Limited.

Having spent some 30 years in the industry, I have firm belief in the competitive drive and growth potential of the Company.

Resources

You may have noticed that in the prevailing global environment of the industry, resources acquisition is an increasingly tall order; the competition for resources has overtaken the race in technology as well as capital. Nevertheless, our major operating region, offshore China, remains a comparatively green field with a relatively low rate of exploration and development.

Offshore China is the primary scene where our growth story is taking place, where we have built up our experience in oil exploration and development. This is also where we made our 10 new oil and gas discoveries in 2006, 14 in 2005, 6 in 2004, 12 in 2003, 13 in 2002.

In the past few years, offshore China has not only fueled the steady growth of our reserve and production, but also demonstrated immense potential in resource discoveries. One of the happy surprises is Liwan 3-1, a deepwater discovery in 2006. I firmly believe that offshore China will continue to serve as a solid foundation that will foster sustainable and rapid growth of CNOOC Limited.

Apart from offshore China, we have also extended our exploration to overseas horizon. In 2006, through acquisition of 45% stake in Nigeria OML 130 block, we established our foothold in the Niger Delta, an exploration base much-coveted around the world. We expect that its contribution to our reserve and production will be progressively realised from 2008 onwards.

During the year, we also acquired various exploration blocks in Kenya and Equatorial Guinea. Up to date, we possess overseas exploration rights covering an area of over 200 thousand km2. Constant expansion of exploration rights is an indispensable cornerstone for the business development of every independent oil and gas company, which by all means is the fundamental of CNOOC Limited for achieving long-term growth target.

Management

The high standard of our management system is a major reason behind my positive outlook for the future prospects of the Company. We recognize that, it is the duty and obligation of our management to formulate and execute corporate strategies which are in line with our objectives and compatible to the internal control and risk management system of the Company.

We formed the Investment and Risk Management Committee to cover investment decision and risk management. All material decisions should be approved by at least two-thirds of the members, and the Company cannot invest in projects vetoed by the Committee, hence reduce its risk in investment decisions.

Besides, we seized the opportunity from the compliance of Sarbanes-Oxley Act to thoroughly rationalise our internal control system. As a result, we reinforced our internal control system and further enhanced the risk management standard of the Company.

Transparent and robust corporate governance is another advantage of ours. In 2006, we were again named as the “Best Managed Company in China” by FinanceAsia and Asia Money. Indeed, we have been receiving these awards virtually year after year since the listing of CNOOC Limited. We see this as a great honour.

Our Independent Non-executive Directors Mr. Chiu Sung Hong, Mr. Evert Henkes, Mr. Tse Hau Yin, Aloysius, Professor Lawrence J. Lau and Dr. Edgar W.K. Cheng have been a major driving force behind these brilliant achievements. The same credit should also be given to Dr. Kenneth S. Courtis, who retired as our Independent Non-executive Director last year. Once again, I would like to take this opportunity to express our sincere gratitude to them.

Offshore Oil Heroes

Apart from a rock-solid system, our team members, or may I say, our offshore oil heroes, are another reason for my utmost confidence in the ongoing success of CNOOC Limited.

Like other companies, our management executives are appointed for a specific term. They could be tempted to ignore long-term benefits and focus on projects that are short-term, low-cost and with quick-result. However, if you look at our history, you will find out that our management never narrowly look at growth in a single year, but focus on the long term development of the Company. Most of our initiatives are set out to fuel the long term growth of CNOOC Limited, even though it might take a couple of years or even half a decade before they take effect, and that they will not immediately give us flying colours in results announcements.

In 2007, we will work even harder to play out this unique strength. While our production growth for the year might be flat, we are actually building a mighty force and creating conditions to accelerate our growth for next phase. This will be apparent to you if you are aware of our strategic roadmap for 2007. I believe that this broad perspective will take our business development to a new horizon afterwards.

Members of our staff are the ones building the Company’s success hands-on. During the typhoons and other challenges in 2006, they demonstrated remarkable discipline, aptitude and courage. I am really proud of their performance. Such high-calibre staff, being a key factor of the success of CNOOC Limited, only reaffirms my belief in the future of the Company.

Obviously, other than the above three factors, our unique business model and the fact that we are in the business that directly benefits from high oil prices, among other things, also play an essential role in the growth potential of the Company. The thing is, I only mean to share with you some of my thoughts about CNOOC Limited, I would rather not spare you with too many details.

My analysis of the various strengths of CNOOC Limited is not merely based on a strong passion. The Company’s results in 2006 speak for themselves.

2006 was a year of challenges: ever increasing raw material costs added burden to our operation expenses; partial deformation of the underwater structure of the jacket for Panyu 30-1; and most importantly, our offshore production operations were seriously affected by a series of typhoons, particularly Typhoon “Chan Chu”, which caused the suspension of the Liuhua Oil Field.

Nonetheless, our various businesses managed to make substantial progress:

Our net production for the year increased steadily by 7.9% to 167 million barrels-of-oil-equivalent; our proved reserve achieved 2.53 billion BOE, with a reserve replacement ratio of 199%; our average realised oil price was US$58.9 per barrel, representing an increase of 24.5% year on year; our net profit was RMB30.9 billion, representing an increase of 22.1% year on year, making another record high; Our share price was on a stable rise, registering a gain of 41% over the year; there were no material health, safety and environmental incident.

Besides, in the first half of 2006, we witnessed the making of history, with the first shipment of imported LNG landing in Guangdong. This also marked the official start for the North West Shelf LNG project in Australia, which the Company has interests, in supplying gas to the coastal areas in China.

Given that our results in 2006 were as remarkable as ever, the Board of Directors proposed a final dividend of HK$0.14 per share (or approximately RMB0.14 per share) to reward our shareholders for their support, on top of the steady appreciation of our share price.

As mentioned before, in the years to come, with a number of oil and gas projects up and running, CNOOC Limited will enter a new phase of growth in terms of both quantity and quality. Various major projects will soon come on stream, such as Penglai 19-3 Phase II, which is expected to become the largest offshore oil and gas project offshore China, the Wenchang oil fields in the Western South China Sea area, OML 130 in Nigeria and Indonesia’s Tangguh LNG project. Lying ahead of us is yet another high growth, high efficiency new development phase. This is why we are full of confidence in our future.

However, we fully understand that such growth potential can be realised only through hard work. To this respect, our offshore oil heroes will continue to follow the formulated development strategies to drive CNOOC Limited ahead on an even faster growth track in an aggressive yet prudent manner.

So, let us get ready for an even more exciting future!

Fu Chengyu
Chairman and Chief Executive Officer

Hong Kong, 29 March 2007

Operations Review

The Company continued its stable and robust growth in 2006: Encouraging success was achieved in exploration; Development projects came on stream on schedule; Production and reserves continued to grow. All these progresses combined with our high degree of transparency in corporate governance and prudent financial policies, gave a further boost to the business development of the Company.

Exploration

In 2006, the Company’s exploration achievements were remarkable. A total of 10 new oil and gas discoveries were made offshore China, including 7 independent discoveries, namely Bozhong 28-2S, Bozhong 29-4, Bozhong 34-1N, Qikou 18-2E, Luda 6-2 and Jinzhou 31-6 in Bohai Bay; and Weizhou 6-8 in Beibu Gulf Basin. There were 3 discoveries under Production Sharing Contracts (PSCs), namely Caofeidian 22-2 (Kerr-McGee’s block 09/18), Weizhou 6-12S (ROC’s block 22/12) and Liwan 3-1 (Husky’s block 29/26).

In aggregate, 6 structures of offshore China were successfully appraised and all of which were independent, including Bozhong 28-2S, Bozhong 29-4, Bozhong 34-1N, Jinxian 1-1/Jinxian 1-1E, Weizhou 6-9 and Dongfang 29-1. In particular, Bozhong 28-2S, Bozhong 29-4 and Bozhong 34-1N were both discovered and appraised within the year. The successful appraisal of these structures provided a strong boost to the Company’s oil and gas field development and construction.

The Company’s reserves have been growing steadily over the years. In 2006, the Company’s proved reserves increased to 2.53 billion BOE with a reserve replacement ratio of 199%.

In Bohai Bay, the Company’s oil and gas exploration activies also continued with a strong momentum. In 2006, there were 7 new oil and gas discoveries and 4 structures successfully appraised in Bohai Bay, laying a solid foundation for future growth.

In 2006, the Company stepped up its research and exploration efforts in new areas, and made the following six major breakthroughs:

•	Significant exploration activites in the northeastern part of the Yellow River Mouth Sag in Bohai Bay resulted in three quality discoveries, namely Bozhong 28-2S, Bozhong 29-4 and Bozhong 34-1N.

•	Another progress was made in the exploration in the Liaodong structural Belt in Liaodong Bay. The Jinxian 1-1/Jinxian 1-1E oil fields successfully appraised, a discovery in Luda 6-2 was made.

•	Exploration activities in the lithologic traps in Bohai Bay, resulted in new discoveries of Jinzhou 31-6 and Caofeidian 22-2.

•
Breakthrough in the deep water natural gas exploration in the Notrthern South China Sea. In 2006, the Company’s business partner Husky Energy Inc. (“Husky”) made a discovey in Liwan 3-1 at a water depth of 1,480 meters in Baiyun Trough of the Pearl River Mouth Basin.

Based on the preliminary estimates published by Husky, the discovery may contain approximately four to six trillion cubic feet of natural gas, and could be the largest natural gas field offshore China.

•
Ongoing achievements in the rolling exploration in Southwestern Weizhou as new discoveries kept turning up, including Weizhou 6-12S, Weizhou 6-8 and Weizhou 6-9. Besides, all three structures that were drilled in Southwestern Weizhou were successfully appraised during the year.

•
New achievement was made again in the lithologic exploration in SES block. Lithologic oil Pay was discovered in two exploration wells, TASKIA-01 and DELIMA-01, resulting a new province in exploring a mature area.

Table of major exploration blocks

	Block Area	Exploration License
Blocks	(km2)	Commencement	Expiration

Bohai
Eastern Liaodong Bay	2,855		2006-7-2
2008-7-2
Western Liaodong Bay	3,281	2006-4-8	2008-4-8
Block 02/31	4,990	2005-5-29	2007-5-29
Block 06/17	2,586	2005-2-20	2007-2-20
Central Bohai	4,974	2006-4-26	2008-4-26
Block 05/36	2,652	2006-9-15	2007-9-15
Block 04/36	1,673	2006-9-15	2007-9-15
Western Bohai	1,880	2006-6-8	2008-6-8
Block 09/11	843	2006-4-5	2008-4-5
Eastern Bozhong	2,023	2006-4-28	2008-4-28
Eastern Block 11/05	3,547	2006-2-10	2008-2-10
Western Block 11/05	2,788	2006-2-1	2008-2-1
Block 11/19	3,068	2006-6-8	2008-6-8
Block 09/18	2,234	2005-2-4	2007-2-4
Bohai Total	39,394

Eastern South China Sea
Xijiang 04 (Pearl River Mouth Basin)	7,990	2006-5-11	2008-5-11
Xijiang 04 (Pearl River Mouth Basin)	4,984	2005-12-5	2007-12-5
16/05 Geophysical Survey(Pearl River Mouth Basin)	2,070	2006-9-15	2008-9-15
Enping 10 (Pearl River Mouth Basin)	4,257	2006-5-11	2008-5-11
Liuhua 07 (Pearl River Mouth Basin)	5,605	2006-5-11	2008-5-11
Kaiping 14 (Pearl River Mouth Basin)	4,961	2006-9-15	2008-9-15
Dongsha 04 (Pearl River Mouth Basin)	5,310	2006-5-11	2008-5-11
Dongsha 32 (Pearl River Mouth Basin)	7,350	2003-11-5	2010-11-5
Lufeng 06 (Pearl River Mouth Basin)	4,470	2006-5-11	2008-5-11
Eastern South China Sea Total	46,997

Table of major exploration blocks (continued)

	Block Area	Exploration License
Blocks	(km2)	Commencement	Expiration

Western South China Sea
Qionghai 28 (Pearl River Mouth Basin)	5,223	2006-5-11	2008-5-11
Yangjiang 31 (Pearl River Mouth Basin)	6,003	2005-12-3	2007-12-3
Yulin 35 (Beibu Gulf)	6,042	2006-5-11	2008-5-11
Weizhou 12 (Beibu Gulf)	7,001	2006-5-11	2008-5-11
Weizhou 26 (Beibu Gulf)	4,358	2006-5-11	2008-5-11
Lingao 11 (Yinggehai)	4,117	2006-5-11	2008-5-11
Lingtou 20 (Yinggehai)	2,693	2005-8-30	2007-8-30
Songtao 22 (Qiongdongnan)	4,076	2006-5-11	2008-5-11
Songtao 31 (Yinggehai)	5,279	2006-5-11	2008-5-11
Block 21A (Wananbei)	6,801	2005-9-30	2007-9-30
Block 21B (Wananbei)	6,118	2005-9-30	2007-9-30
Block 21C (Wananbei)	6,372	2005-9-30	2007-9-30
Block 21D (Wananbei)	6,126	2005-9-30	2007-9-30
Western South China Sea Total	70,209

East China Sea
Jinhua 12	6,947	2006-5-11	2008-5-11
Block 25/34	7,017	2005-12-5	2007-12-5
Wenzhou 21	1,437	2005-12-5	2007-12-5
Lishui 33	2,999	2005-12-5	2009-7-1
East China Sea Total	18,399

Offshore China Total	174,999

Table of major exploration blocks (continued)

	Block Area	Exploration License
Blocks	(km2)	Commencement	Expiration
Indonesia
MALACCA STRAIT	9,492	2000-8-5	2020-8-5
SES	6,123	1998-9-6	2018-9-6
ONWJ	11,052	1997-1-18	2017-1-18
WEST MADURA	1,615	1981-5-7	2011-5-7
POLENG TAC	41	1993-12-22	2013-12-22
BLORA	3,431	1996-10-7	2007-10-7
Indonesia Total	31,754

Myanmar
M	7,786	2005-10-19	2007-4-18
C1	16,988	2006-1-24	2008-1-23
C2	26,506	2006-1-24	2008-1-2
A4	8,493	2006-3-13	2008-3-12
M10	13,379	2006-3-13	2008-3-12
Myanmar Total	73,152

Kenya
L4	7,025	2006-7-28	2009-7-27
L3	9,636	2006-7-28	2007-7-27
L2	21,979	2006-7-28	2007-7-27
9	27,778	2006-7-28	2007-7-27
10A	15,289	2006-7-28	2007-7-27
1	33,636	2006-7-28	2007-7-27
Kenya Total	115,343

Nigeria OML130	1,295	2005-4-25	2025-4-25

Australia Outer Browse	21,000	2000-7-23	2008-1-24

Equatorial
Guinea Block S	2,287	2006-4-21	2009-4-20

Philippines SC57	7,120	2005-9-15	2007-3-15

Morocco RAS TAFELNEY*	14,000	2005-4-20	2007-1-20

Overseas Total	265,951

Total	440,950

* The company exited from this block at the begining of 2007.

In 2006, the Company acquired a total of 23,061 kilometers of 2D seismic data offshore China, including 18,068 kilometers acquired independently and 4,993 kilometers acquired by PSC partners. Besides, a total of 7,358 square kilometers of 3D seismic data was also acquired, including 4,498 square kilometers acquired independently and 2,860 square kilometers acquired by PSC partners. Meanwhile, the Company completed 45 exploration wells offshore China, including 39 independent wells and 6 wells under PSCs, with a total footage of 123,421 meters, including 101,321 meters drilled independently and 22,100 meters by PSC partners. As for overseas operations, the Company acquired 3,340 kilometers of 2D seismic data and 1,208 square kilometers of 3D seismic data, and drilled 4 exploration wells with a total footage of 9,400 meters.

The details are as follows:

Table of major exploration works in 2006

	Exploration Wells			New Discoveries			Successful Appraisals			Seismic Data
	Independent		PSC						2D		3D
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC
Bohai	16	11	4	—	6	1	4	—	—	—	2,030	365
Eastern South
China Sea	1	—	1	—	—	1	—	—	6,788	—	1,323	1,945
Western South
China Sea	8	3	1	—	1	1	2	—	8,138	1,716	1,145	—
East China Sea
and Yellow Sea	—	—	—	—	—	—	—	—	3,142	3,277	—	550
Offshore
China Total	25	14	6	—	7	3	6	—	18,068	4,993	4,498	2,860

Development

For CNOOC Limited, 2006 was a year full of challenges. In spite of typhoon attacks, cost increases and shortage of service resources, we still achieved the production target through enhancing production efficiency and capacity.

It is particularly notable that our Liuhua 11-1 Oilfield has suspended production since it was damaged by typhoon “Chan chu” in May 2006. Liuhua 11-1 Oilfield produced approximately 22,000 barrels per day before the suspension. The rising oil prices also greatly affected the net entitlement of the Company’s PSC in Indonesia.

Despite of the influences, existing fields continued to perform and new oilfields commenced production on time to ensure the production taget of the Company be met.

In those mature oilfields such as Suizhong 36-1 and Qihuangdao 32-6, the Company has adopted several effective measures to reduce the production decline. In addition, the Company has expanded scope of research and streamlined management procedures to secure the commencement of new projects.

Looking ahead, a number of projects are expected to come on stream in the coming years, including major projects offshore China such as Penglai 19-3 phase II, Wenchang oil fields, and overseas projects such as Tangguh LNG project in Indonesia and OML 130 in Nigeria. With our commitments, CNOOC Ltd. will step forward to a new stage of higher quality and fast-growing development.

MAJOR PROPERTIES UNDER PRODUCTION AND DEVELOPMENT

		Net Production	Net Reserves as of
		in 2006	31 December 2006
		Total (BOE/day)	Total (MM BOE)
		Oil (Bbls/day)	Oil (MM Bbls)
Name of Block	Major Oil and Gas Field	Gas (Mmcf/day)	Gas (Bcf)

Bohai Bay

• Production

Liaoxi	Jinzhou20-2, Jinzhou9-3, Suizhong36-1,	112,060	314.9
	Luda4-2, Luda 5-2, Luda 10-1	Oil 105,787	Oil 280.5
		Gas 38	Gas 206.7
09/18	Chengbei	Oil 4,074	Oil 8.2
Boxi	Qikou18-1, Qikou18-2, Qikou17-2, Qikou17-3	7,890	8.7
		Oil 7,110	Oil 7.9
		Gas 5	Gas 4.8
05/36	Nanbao35-2, Qinghuangdao32-6	Oil 25,136	Oil 92.7
11/05	Penglai19-3	Oil 7,675	Oil 131
Bonan	Bozhong 34-2, Bozhong34-4, Bozhong28-1,	33,828	174.5
	Bozhong26-2, Bozhong34-5, Bozhong25-1,	Oil 30,128	Oil 152.6
	Bozhong25-1S	Gas 22	Gas 131.4
04/36	Caofeidian11-1, Caofeidian11-2, Caofeidian11-3,
	Caofeidian11-5	Oil 20,023	Oil 22.8
05/36	Caofeidian11-6, Caofeidian12-1S	Oil 1,012	Oil 12.9

• Development
Liaoxi	Jinzhou21-1, Jinzhou21-1 S		90.6
Oil 38.9
Gas 310.3
Bozhong	Qinhuangdao33-1, Bozhong3-1, Bozhong3-2		Oil 9.8
Boxi	Caofeidian18-1, Caofeidian18-2, QK18-9, Bozhong13-1		19.4
Oil 8.7
Gas 64.0
11/05	Penglai 25-6		Oil 10.5
Bonan	Bozhong34-1, Bozhong34-1S, Bozhong34-3		Oil 26.0
Liaodong	Luda27-2, Luda32-2, Jinxian 1-1E		Oil 59.7
11/19	Bozhong19-4, Bozhong26-2N, Bozhong29-4,		79.2
	Bozhong28-2S, Bozhong34-1N		Oil 71.2
Gas 47.8

Bohai Subtotal		211,697	1,060.9
		Oil 200,944	Oil 933.4
		Gas 65	Gas 765.0

MAJOR PROPERTIES UNDER PRODUCTION AND DEVELOPMENT (continued)

		Net Production	Net Reserves as of
		in 2006	31 December 2006
		Total (BOE/day)	Total (MM BOE)
		Oil (Bbls/day)	Oil (MM Bbls)
Name of Block	Major Oil and Gas Field	Gas (Mmcf/day)	Gas (Bcf)

Eastern South China Sea

• Production

Huizhou14	Huizhou Oil Fields (including Huizhou 21-1)	20,387	21.8
		Oil 16,545	Oil 15.6
		Gas 23	Gas 37.3
16/19	Huizhou19-3, Huizhou19-2, Huizhou19-1	Oil 4,581	Oil 4.6
11/15	Xijiang24-3	Oil 14,626	Oil 15.1
Xijiang24	Xijiang30-2	Oil 11,991	Oil 10.3
Huizhou31	Liuhua11-1	Oil 6,939	Oil 30.4
06/16	Lufeng13-1, Lufeng13-2	Oil 24,508	Oil 22.5
Lufeng08	Lufeng22-1	Oil 1,625	Oil 0.5
15/34	Panyu4-2, Panyu5-1	Oil 25,087	Oil 33

• Development
Liuhua07	Panyu30-1, Liuhua19-5		98.7
Oil 3.0
Gas 573.9
Panyu33	Panyu34-1		30.7
Oil 0.6
Gas 180.8
Xijiang04	Xijiang23-1		Oil 44.4
15/34	Panyu11-6		Oil 2.6
Huizhou 16	Huizhou25-1, Huizhou25-3, Huizhou25-4		Oil 13.4
Huizhou 31	Liuhua 4-1		Oil 4.2

Eastern South China Sea Subtotal		109,744	332.3
		Oil 105,902	Oil 200.2
		Gas 23	Gas 792.0

MAJOR PROPERTIES UNDER PRODUCTION AND DEVELOPMENT (continued)

		Net Production	Net Reserves as of
		in 2006	31 December 2006
		Total (BOE/day)	Total (MM BOE)
		Oil (Bbls/day)	Oil (MM Bbls)
Name of Block	Major Oil and Gas Field	Gas (Mmcf/day)	Gas (Bcf)

Western South China Sea

• Production

Yulin35	Weizhou Oil Fields	22,815	44.5
		Oil 21,709	Oil 42.8
		Gas 7	Gas10.1
Yangjiang31	Wenchang13-1, Wenchang13-2	Oil 17,521	Oil 14.4
Ledong01	Yacheng13-1	24,034	69.4
		Oil 984	Oil 3.5
		Gas 125	Gas 395.7
Changjiang25	Dongfang1-1	20,256	227.0
		Oil 223	Oil 2.8
		Gas 120	Gas 1,345.3

• Development
Yangjiang31/32	Wenchang8-3, Wenchang14-3, Wenchang15-1,		123.4
	Wenchang19-1, Wenchang9-2, Wenchang9-3, Wenchang10-3		Oil 83.7
Gas 238.7
Ledong01	Yacheng13-4, Ledong22-1, Ledong15-1		102.7
Oil 1.3
Gas 608.2
Yulin35	Weizhou11-1, Weizhou11-1N,
Weizhou11-4N, Weizhou6-10, Weizhou12-8,
	Weizhou6-8, Weizhou6-9		Oil 42.1
Changjiang25	Dongfang29-1		8.3
Oil 0
Gas 50.0

Western South China Sea Subtotal		84,625	631.9
		Oil 40,437	Oil 190.5
		Gas 252	Gas 2,648.1

MAJOR PROPERTIES UNDER PRODUCTION AND DEVELOPMENT (continued)

		Net Production	Net Reserves as of
		in 2006	31 December, 2006
		(BOE/day)	(MM BOE)
		Oil (Bbls/day)	Oil (MM Bbls)
Name of Block	Major Oil and Gas Field	Gas (Mmcf/day)	Gas (Bcf)

East China Sea

• Production
Tianwaitian		681	6.3
		Oil 42	Oil 0.5
		Gas 4	Gas 34.8

• Development
Xihu Trough
Canxue			9.3
			Oil 5.0
			Gas 25.4
Duanqiao			7.6
			Oil 2.2
			Gas 32.6
Chunxiao			31.9
			Oil 3.8
			Gas 168.6
Baoyunting			18.8
			Oil 4.5
			Gas 85.9
Wuyunting			4.7
			Oil 1.9
			Gas 16.6

Interest held
through associated company

Pinghu	Pinghu Oil and Gas Field (held as to 30% by the Group)	4,324	6.8
		Oil 1,422	Oil 2.4
		Gas 17	Gas 26.1

East China Sea Subtotal		5,004	85.4
		Oil 1,464	Oil 20.4
		Gas 21	Gas 390.0

MAJOR PROPERTIES UNDER PRODUCTION AND DEVELOPMENT (continued)

		Net Production	Net Reserves as of
		in 2006	31 December, 2006
		(BOE/day)	Total (MM BOE)
		Oil (Bbls/day)	Oil (MM Bbls)
Name of Block	Major Oil and Gas Field	Gas (Mmcf/day)	Gas (Bcf)

Offshore China Subtotal		411,070	2,110.5
		Oil 348,746	Oil 1,344.6
		Gas 361	Gas 4,595.1
Overseas
Indonesia		40,236	243.9
		Oil 22,475	Oil 79.7
		Gas 107	Gas 985.1
Australia		6,174	133.1
		Oil 1,498	Oil 24.5
		Gas 24	Gas 651.4
Nigeria			Oil 41
Overseas Subtotal		46,411	418.0
		Oil 23,973	Oil 145.3
		Gas 130	Gas 1,636.5

Total		457,482	2,528.5
		Oil 372,720	Oil 1,489.9
		Gas 491	Gas 6,231.6

Engineering

In 2006, the Company’s engineering projects proceeded smoothly. During the year, there were 19 projects underway. Among these projects, seven projects have commenced production, including Bozhong 25-1/25-1S, Qikou 17-2E, the Caofeidian 11-6/12-1S, Huizhou 19-1, Huizhou 21-1, Dongfang 1-1 Phase II (gas) and Weizhou 6-1 in offshore China. Indonesia’s SES Gas Phase I also came on stream in 2006.

New projects that commenced production in 2006
	Project Name	Commencement of Production

Bohai Bay	Bozhong 25-1/25-1S	23 May
	Qikou 17-2E	11 October
	Caofeidian 11-6/12-1S	26 October

Eastern South China Sea	Huizhou 19-1	10 February
	Huizhou 21-1 Gas	19 April

Western South China Sea	Dongfang 1-1 Phase II	3 May
	Weizhou 6-1	30 October

Indonesia	SES Gas Phase I	14 June

In 2006, the Company completed the construction of 22 jackets and 21 modules, installation of 15 jackets and 13 modules respectively. It also laid 335 kilometers of subsea pipelines.

It is expected that a number of construction projects will be launched in 2007. Hence, the Company’s construction schedule will continue to be busy. It is estimated that the number of oil and gas projects underway will be maintained at above 16. Under the current planning, Penglai 19-3 Phase II Platform C, Weizhou 11-1, Jinzhou 21-1, Huizhou 25-4 and SES Gas Phase II will soon come on stream.

Major projects in 2006
					Subsea
	Jackets		Platform Modules		pipelines
	Construction	Installation	Construction	Installation	(km)
Bohai	11	6	11	7	34
Eastern South China Sea	3	2	2	1	264
Western South China Sea	7	7	7	5	23
East China Sea	1	—	1	—	14

Total	22	15	21	13	335

Overseas

In 2006, the Company continued to pursue opportunities through a multi-prong approach. The Company made substantial progress in its roadmap for international development. Its overseas development strategy for the year remained to be: adding reserve and production volume through acquisitions; seeking long-term sustainable growth through exploration activities; exploring overseas natural gas business opportunities through trading off market share for resources.

In 2006, the Company’s major achievements in overseas development include:

(i)
On 8 January 2006, CNOOC Limited signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the offshore Oil Mining License 130 (“OML130”) in Nigeria for US$2.268 billion in cash. On 20 April 2006, the Company completed its acquisition at a total consideration of US$2.268 billion plus a working capital adjustment of US$424 million for financial, operating and capital expenditures. OML130 has not started commercial production.

(ii)
On 27 January 2006, the Group signed an agreement to acquire a 92.1% equity interest in AERD Projects Nigeria Limited, which holds a 38% working interest in the Offshore Oil Prospecting License 229 (“OPL229”) in Nigeria at a consideration of US$60 million. The transaction was completed on 4 December 2006. After the transaction, the Group acquired a 35% working interest in OPL229, which was still in an exploration stage as at 31 December 2006.

Science and Technology Development

2006 was a very fruitful year for the Company on the technology front. Many of its technology achievements yielded positive results in exploration and development, and were granted technology awards by the State. In particular, the Company’s “Breakthrough in Exploration of Complex Reservoirs in Bohai Bay” was honored with the State Technological Progress Award in 2006.

(1)	Major Projects

The Company’s exploration, development and production, and engineering departments work together with our research and development center and various branches to strengthen the selection and planning of technological research priorities. Together, they map out major projects to keep track of the state-of-the-art technology in respect of priority areas, covering new arenas and new technologies in offshore oil exploration, enhanced oil recovery offshore marginal field development, deep water oil field development. By doing so, they strive to build a foreward looking technology portfolio to support the long-term sustainable growth of the Company.

In 2006, the Company’s 4 projects were selected the scientific studies to be funded by the state under the “Eleventh Five-Year Plan” of the PRC.

(2)	Critical Technological Research Progress

In 2006, the Company launched 8 state technology projects. During the year, a number of technological research findings led to major breakthroughs in the deepwater area of the Baiyun Trough in the South China Sea.

Our efforts also continued on the introduction of new technologies and commercialization of research findings. Apart from many others, the technology innovation was applied to gas collection in Wenchang Oil Field to enable energy saving and reduction of environmental pollution, thereby generating economic and social benefits.

INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM

We recognize that, it is the duty and obligation of our management to formulate and execute corporate strategies which are in line with the Company’s objectives and compatible to the internal control and risk management system of the Company.

The Company established an Investment and Risk Management Committee, which is responsible for matters on investment decisions and risk management. All material decisions should be approved by at least two-thirds of the members of the committee. The Company should not invest in proposals which are objected by the committee. In such event, even our CEO is not able to overrule the decision. As such, risk in making decisions could be minimized.

In particular, in 2002, in order to safeguard the interest of investors and enhance the accuracy and effectiveness of the financial reporting and financial information disclosure, the US Congress promulgated the “Sarbanes-Oxley Act”, and also in 2004, The Stock Exchange of Hong Kong Limited issued the “Code on Corporate Governance Practices”, which imposed a stricter regulatory requirement on corporate governance and internal control. Our management believed such requirements not only represent the regulatory requirement imposed by the market, but also assist our company to improve our management and enhance shareholder value. Therefore, we are able to focus on sectors with higher risks, and ensure that all critical risk in different sectors and entities can be addressed and resolved.

In 2006, the management adopted the internal control framework developed by the COSO to conduct an extensive review and evaluation of internal control of the company. Through such review, we made improvement to our internal system and reviewed the current system and the flow to ensure sufficient attention and controls are applied to the major risks we encountered, and thus ensuring the timeliness, accuracy and completeness of all the information reported.

Meanwhile, we all understand that internal control is an area which we should improve continuously in our daily operation. As a Hong Kong and US listed company, CNOOC Ltd. will strictly comply with all regulatory requirements, strengthen its internal control and maintain a high standard of corporate governance to ensure a healthier development.

Health, Safety and Environmental Protection (HSE)

During the year, the Company continued to further reinforce its HSE system. Efforts were made to procure all branches to prioritize the pursuit of ongoing improvement in respect of, among other things, employee health promotion initiatives, environment protection management and safety training. The overall purpose was to reinforce the front line safety management. Besides, a new set of safety compliance standards was introduced to drive forward the enforcement of corporate social responsibilities, enhance the awareness of work safety, promote environmental protection during project implementation, and strengthen the crisis management skills and other qualities of our staff so as to secure smooth production.

As a result, the Company made substantial progress in its HSE management in 2006. There was no material injury or spillage incident. Indeed, we have never been subject to any safety-related liability claims for losses of over US$120,000. Besides, the Company’s OSHA Statistics results continued to be above average when compared with international peers. Given such sustained improvement in performance, the Company’s HSE objectives for the year were successfully accomplished.

The Company made several major achievements in respect of HSE management during the year: special audits were implemented regarding the work safety measures of two branches in China. The management of subcontractors has been strengthened to ensure their commitment to their HSE obligations. The development projects which came on stream during the year all underwent simultaneous reviews on aspects relating to HSE in accordance with the laws of the PRC. These projects have been endorsed by the competent government departments. Relevant government approvals have been obtained.

In December 2006, the Company organized a large-scale offshore emergency drill, with the Company’s President acting as the commander in chief. There were over 300 participants, including our offshore service contractors and transportation service contractors. Several senior officials from the relevant government authorities also attended. This exercise was very successful in training the involved parties, including our offshore units, branches, contractors, on working together to tackle emergency situations. The Company continued to work with China Offshore Environmental Service Ltd. to set up Oil Spill Response Bases in Tangguh, Longkou, Weizhou and Zhuhai. Such initiatives strengthened our capability in handling oil spill emergencies.

In 2006, the Company also placed considerable emphasis on safety in helicopter, diving and vehicle operations. Professional auditors were hired to conduct management audits on those helicopter companies engaged by the Company and to conduct safety checks on the relevant helicopters. Besides, special audits were also conducted on diving operations. In 2006, our focus in HSE management was also placed on contractors. Through organizing case study seminars and issuing the HSE management standards for contractors, the Company further strengthened its HSE management contractors.

In 2006, we further enhanced our information exchange on HSE. Safety warnings, environmental protection information and health guidelines were released on a regular basis. We also published five booklets on “Good Practice Cases”.

Promoting the culture and philosophy of HSE among the staff is our ongoing commitment. We encourage and demand all members to put these concepts into practice in production and work life. For this purpose, we organized HSE training sessions for all the staff from the management to the operational level. The topics cover HSE regulations, corporate values and policies, risk management and control, offshore rescue and special operations. The scope of our HSE training has been extended to the employees of our contractors. More than 30,000 people participated in such trainings during the year.

In 2006, we continued to roll out the system of occupation health profiles in all our branches in order to strengthen the health management of offshore operating staff. The health data is analyzed so that proactive and constructive advice can be made to the staff.

Scope	Gross Man-Hours	Number of Recordable Cases	Rate of Recordable Cases	Number of Lost Workdays cases	Rate of Lost Workdays Cases	Number of Days Away & Workdays Shifts	Rate of Lost Workdays & Restricted Days	Death Cases
Company Staff	8,704,730	3	0.07	3	0.07	21	0.48	0
Company Staff & direct contractors	37,824,351	48	0.25	20	0.11	320	1.69	1

Corporate Citizen

Social responsibility is another top priority of our ongoing agenda. It is also considered as an important part of our core competitiveness. We believe that being socially responsible covers various facets of corporate life, including primarily:

1.	Realizing fast and healthy growth to contribute more to the society;

2.	Establishing a robust HSE system to create a satisfactory workplace for our staff and to maintain harmony with the surrounding environment;

3.	Making active efforts to participate in poverty and disasters relief work, education charities, etc.

We believe that realizing business growth is our foremost social responsibility. This means not only an increasing, oil reserve and production, or higher returns to shareholders, but also more energy for the society.

Over the years, we have been consistently acting on our social responsibility and the above corporate philosophy. Towards the goal of reserve and production additions, we have been making active efforts in exploration and development to keep growth momentum.

In addition, we also take it as our mission to give back to society through helping the poor, disaster victims and needy students by active participating in all sorts of social causes. In 2006, our major charity activities were as follows:

In February, we donated US$50,000 to the Philippines National Red Cross following the landslide in Southern Leyte, the Philippines, which left behind massive deaths, casualties and property damages.

In May, together with our seven partners in the North West Shelf Gas Project in Australia, we jointly sponsored the visit of the Western Australia Symphony Orchestra to China. A total of A$100,000 was donated under this 3-year sponsorship campaign.

In October, following the HK$1 million donation we made last year in support of the student exchange program of the Chinese University of Hong Kong, we made a further contribution of HK$2.85 million to encourage the participation of mainland students in international student exchange programs.

In November, the modification was completed at the FPSO “Nanhai Endeavor” in Wenchang oil field, which can recover 100,000 cubic meters of LPG every year.

Human Resources

Enhanced Planning and Budgeting while Maximizing the Return on Human Investment

During the year, under the pressure brought by corporate growth and production costs, the Company took steps to enhance the planning and budget control of its labor costs. By installing target benchmarks in performance appraisals to guide various business units to cut their labor costs and to increase the accuracy of their budgets.

At the same time, in order to maximize our return on human investment, the Company paid particular attention to critical business units and key positions in formulating compensation budgets and resources allocation.

In addition, the Company made adjustments to the compensation and allowance policy for overseas staff based on the inflation rates and exchange rates of their homeland countries/regions.

Personnel Management and Authority Delegation Based on Evaluation

During the year, a new set of regulations was formulated for the personnel management of the Company and its branches under the principle of “centralized control and decentralized management”. As a result, the overall control of personnel management remains with the headquarters, while the manpower recruited is able to meet the needs for specific business development. Meanwhile, a system study was also made on our personnel hierarchy, followed by the introduction of the concept of normal distribution. Offices in different departments and branches were evaluated from an overall perspective to rationalize the personnel structure.

Building Corporate Strength Model-solid Foundation for Core Competitiveness

To further increase our competitiveness, we are systematically building our corporate strength model, including the core corporate competitiveness model, the leadership model, the professional strength model and the front-line strength model. The establishment of such models is beneficial to recruitment, selection and promotion of competent employees of different disciplines in different positions. Besides, it enables the target-oriented development of our training system to nurture and develop our staff systematically in a defined direction. Also, it facilitates the transition from the previous position-based human resources management system to a new model that focuses on the development potential of individuals, which is in line with our “human oriented” management philosophy. Furthermore, it supports the development of an international talent base through the provision of target-oriented training and development programs for our international employees to ensure the supply of highly-qualified people to support our overseas development.

During the year, our existing performance appraisal system was also further enhanced in a way to ensure the fulfillment of operating objectives and to stimulate the motivation of various business units.

Corporate Governance Report

GOVERNANCE STANDARDS

The Company has always upheld and executed high standard of business ethics, for which its transparency and standard of governance have been recognized by the public and its shareholders. High and strict standard of corporate governance enables the Company to operate steadily and efficiently and is in the long-term interests of the Company and its shareholders.

Since its listing, the Company has endeavoured to maximize its shareholders’ value. In 2006, the Company executed its corporate governance policies strictly and sought to comply with relevant provisions of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), ensuring that all decisions were made on principles of trust and fairness and in an open and transparent manner, so as to protect the interests of all shareholders.

KEY CORPORATE GOVERNANCE PRINCIPLES AND THE COMPANY’S PRACTICES

A.	DIRECTORS

A.1	The Board

Principle: "An issuer should be headed by an effective board which should assume responsibility for leadership and control of the issuer and be collectively responsible for promoting the success of the issuer by directing and supervising the issuer’s affairs. Directors should take decisions objectively in the interests of the issuer."

•	The Board consists of twelve members, include four Executive Directors, three Non-executive Directors and five Independent Non-executive Directors.

•
The list of Directors, their respective biographies, and their respective roles in the Board Committees are set out on pages 41 to 44 and 135 respectively. The relevant information is also disclosed in the Company’s website.

•
The Board and Committee members of the Company are dedicated, professional and accountable. In addition, with internationally recognized figures serving on the international advisory board, the Company’s corporate governance standards are further enhanced.

•
Board meetings have been held 7 times during last year. In addition to the Board meetings, the members of the Board have also actively participated in the discussion on the business and operation of the Company, either in person or through other electronic means of communication such as email, when necessary.

•
There exists an open atmosphere for Directors to contribute alternative views. All decisions of the Board are made on the principles of trust and fairness in an open and transparent manner, so as to protect the interests of all shareholders.

Attendance at full Board meetings in 2006

No. of Meetings attended
(7 meetings in total)

Executive Directors
Fu Chengyu (Chairman)	7/7
Zhou Shouwei (Note 1)	6/7
Wu Guangqi	7/7
Yang Hua	7/7

Non-executive Directors
Luo Han (Note 2)	6/7
Cao Xinghe	7/7
Wu Zhenfang	6/7

Independent Non-executive Directors
Edgar W. K. Cheng (Note 3)	5/5
Chiu Sung Hong	7/7
Evert Henkes	7/7
Tse Hau Yin, Aloysius	7/7
Lawrence J. Lau	7/7
Kenneth S. Courtis (Note 4)	0/2

Note 1:	Mr. Zhou Shouwei appointed Mr. Yang Hua as his alternate to attend the meeting of the Board of Directors of the Company held on 26 April 2006 and to vote on his behalf.

Note 2:	Mr. Luo Han appointed Mr. Yang Hua as his alternate to attend the meeting of the Board of Directors of the Company held on 26 April 2006 and to vote on his behalf.

Note 3:	Dr. Edgar W.K Cheng was appointed as a new Independent Non-executive Director with effect from 24 May 2006.

Note 4:
Dr. Kenneth S. Courtis retired with effect from 24 May 2006 as an Independent Non-executive Director of the Company in accordance with the retirement provision in article 97 of the Company’s Articles of Association.

•	The Company Secretary consulted the Directors on matters to be included in the agenda for regular Board meetings.

•
Dates of regular Board meetings are scheduled at least 2 months ahead to provide sufficient notice to give all Directors an opportunity to attend. For non-regular Board meetings, reasonable notice will be given.

•	Directors have access to the advice and services of the Company Secretary to ensure that Board procedures as well as all applicable rules and regulations are followed.

•	Minutes of the meetings of the Board and Board Committees are kept by the Company Secretary and open for inspection at any reasonable time on reasonable notice by any Director.

•
Minutes of meetings of the Board and Board Committees recorded sufficient details the matters considered by the Board and Board Committees and decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of minutes of Board meetings and Board committee meetings are sent to all Directors and all committee members respectively for their comments and records respectively.

•	The Committees of the Board are able, upon reasonable request, to seek independent professional advice in appropriate circumstances, at the Company’s expense.

•
If a substantial shareholder or a Director has conflict of interest in a matter to be considered by the Board which the Board has determined to be material, the matter shall not be dealt with by way of circulation or by a committee (except an appropriate Board committee set up for that purpose pursuant to a resolution passed in a Board meeting) but a Board meeting shall be held. Independent Non-executive Directors who have no material interest in the transaction shall be present at such Board meeting.

A.2	Chairman and Chief Executive Officer

Principle: "There are two key aspects of the management of every issuer - the management of the board and the day-to-day management of the issuer’s business. There should be a clear division of these responsibilities at the board level to ensure a balance of power and authority, so that power is not concentrated in any one individual."

•
The Board, as representatives of the shareholders of the Company, is committed to the achievement of business success and the enhancement of long-term shareholder value with the highest standards of integrity and ethics. The Board comprises five Independent Non-executive Directors who participate in the decision-making of the Board. Besides, the Audit Committee comprise solely Independent Non-executive Directors. The Company believes that the high involvement of the Non-executive Directors and Independent Non-executive Directors in the management and decision making of the Board and its Committees strengthens the objectivity and independence of the Board.

•	The role of the Board is to direct, guide and oversee the conduct of the Company’s business and to ensure that the interests of the shareholders are being served.

•
On the other hand, the senior management, under the direction of the Chief Executive Officer, is responsible for conducting the Company’s business and affairs consistent with the principles and directions established by the Board. The clear division of responsibilities between the Board and the senior management ensures a balance of power and authority, as well as efficient management and operation of the Company, which help to contribute to the success of the Company.

•
The Company does not divide the roles of the Chairman and the Chief Executive Officer. The Board believes that this structure contributes to a strong and efficient leadership which is beneficial to the development of the Company. It also enables the Company to make and implement decisions promptly and efficiently. On the other hand, the balance of power and authority is ensured by the operations of the Board and the Board Committees. Further explanation on the deviation from the Code Provision is set out on page 38.

A.3	Board composition

Principle: "The board should have a balance of skills and experience appropriate for the requirements of the business of the issuer. The board should ensure that changes to its composition can be managed without undue disruption. The board should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgment. Non-executive directors should be of sufficient calibre and number for their views to carry weight."

•
The Board consists of twelve members: four of them are Executive Directors, three of them are Non-executive Directors and five of them are Independent Non-executive Directors. All Directors are expressly identified by categories of Executive Directors, Non-executive Directors and Independent Non-executive Directors in all corporate communications that disclose the names of Directors of the Company.

•
The four Executive Directors of the Company are all individuals with immense experience in the Company’s respective fields of operation. They are all engineers who are familiar with the Company’s business and have been exposed to dealing with leading global players in the oil and gas industry. Most of them have over 25 years of experience in petroleum exploration and operation.

•
The three Non-executive Directors of the Company are all individuals with immense experience in the parent Company’s respective fields of operation. Most of them have over 25 years of experience in petroleum exploration and operation.

•
The five Independent Non-executive Directors of the Company are all professionals or scholars with backgrounds in the legal, economics, financial and investment fields. They have extensive experience and knowledge of corporate management, making significant contributions to the Company’s strategic decisions.

•	The appointment of Dr. Edgar W. K. Cheng as a new Independent Non-executive Director with effect from 24 May 2006 strengthened the independence and broadened the expertise of the Board.

•	The diverse background of the Board members ensures that they can fully represent the interests of all shareholders of the Company.

•
The Company has received annual confirmations from all its Independent Non-executive Directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. The Company therefore considers all Independent Non-executive Directors independent.

A.4	Appointments, re-election and removal

Principle: "There should be a formal, considered and transparent procedure for the appointment of new directors to the board. There should be plans in place for orderly succession for appointments to the board. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for the resignation or removal of any director."

•
The Company has established a Nomination Committee which consists of two Independent Non-executive Directors (Dr. Edgar W. K. Cheng and Professor Lawrence J. Lau) and a Non-executive Director (Mr. Luo Han). A list of members of the Nomination Committee is set out under the section headed "Company Information" on page 135 of the annual report.

•
The role of the Nomination Committee is to establish proper procedures for the selection of the Company’s leadership positions, upgrade the quality of Board members and perfect the Company’s corporate governance structure.

•
The main authorities and responsibilities of the Nomination Committee are to nominate candidates for approval by the Board, to review the structure and composition of the Board, and to evaluate the leadership abilities of Executive and Non-executive Directors, so as to ensure the competitive position of the Company.

•
When nominating a particular candidate, the Nomination Committee will consider (1) the breadth and depth of management and/or leadership experience of the candidate; (2) financial literacy or other professional or business experience of the candidate that are relevant to the Company and its business; and (3) the experience in or knowledge of international operations of the candidate. All candidates must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules.

•
The Nomination Committee is also responsible for evaluating the contributions and independence of incumbent Directors so as to determine whether they should be recommended for re-election. Based on such evaluation, the Nomination Committee will recommend to the Board candidates for re-election at general meetings and appropriate replacements (as necessary). The Board, based on the recommendation of the Nomination Committee, will propose to the shareholders the candidates for re-election at the relevant general meetings.

•	A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next extraordinary general meeting and/or annual general meeting (as appropriate).

•	During the year ended 31 December 2006, the Nomination Committee recommended the following candidates as Directors:

(a)
re-elect Mr. Zhou Shouwei, Mr. Cao Xinghe, Mr. Wu Zhenfang and Mr. Yang Hua as Executive Directors with effect from 24 May 2006; Mr. Evert Henkes and Professor Lawrence J. Lau as Independent Non-executive Directors with effect from 24 May 2006;

(b)	the appointment of Dr. Edgar W. K. Cheng as a new Independent Non-executive Director with effect from 24 May 2006 strengthened the independence and broadened the expertise of the Board;

(c)	re-designate Mr. Luo Han, Mr. Cao Xinghe and Mr. Wu Zhenfang from Executive Directors to Non-executive Directors with effect from 1 September 2006.

Attendance of individual members at
Nomination Committee meetings in 2006

No. of Meetings attended
Directors	(3 meetings in total)

Luo Han (Chairman)	3/3
Chiu Sung Hong (Note 1)	2/2
Tse Hau Yin, Aloysius (Note 1)	2/2
Lawrence J. Lau	3/3
Edgar W. K. Cheng (Note 2)	1/1

Note 1:	Mr. Chiu Sung Hong and Mr. Tse Hau Yin, Aloysius ceased to be members of the Nomination Committee with effect from 25 May 2006;

Note 2:	Dr. Edgar W. K. Cheng was appointed as a new member of the Nomination Committee with effect from 25 May 2006.

A.5	Responsibilities of Directors

Principle: "Every director is required to keep abreast of his responsibilities as a director of an issuer and of the conduct, business activities and development of that issuer. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and fiduciary duties as executive directors."

•	The Company regularly updates its Directors with changes in laws and regulations relevant to their role as Directors of the Company.

•
All Directors newly appointed to the Board (whether as Executive or Non-executive Directors) receive appropriate briefing and training from the Company. The senior management and the Company Secretary will also conduct subsequent briefings as and when necessary, to ensure that the Directors are kept appraised of the latest developments relevant to the operations and business of the Company and are able to discharge their responsibilities properly.

•
Each Independent Non-executive Director attended all regularly scheduled meetings of the Board and Committees on which such Independent Non-executive Director sat in, and reviewed the meeting materials distributed in advance for such meetings. A number of Executive Directors, together with several Independent Non-executive Directors, attended the annual general meeting and the extraordinary general meeting and answered questions raised by the shareholders.

A.6	Supply of and access to information

Principle: "Directors should be provided in a timely manner with appropriate information in such form and of such quality as will enable them to make an informed decision and to discharge their duties and responsibilities as directors of an issuer."

•
The Company’s senior management regularly supplies the Board and its Committees with adequate information in a timely manner to enable them to make informed decisions. Senior management also organised presentations to the Board by professional advisers on specific transactions as appropriate.

•
For regular Board meetings and Board Committee meetings, the agenda and accompanying Board papers were sent in full to all Directors at least three days before the intended date of the Board meetings or Board Committee meetings.

•
The Board and each Director have separate and independent access to the Company’s senior management and also the Company Secretary. All Directors are entitled to have access to Board papers, minutes and related materials upon reasonable notice.

B.	REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

B.1	The level and make-up of remuneration and disclosure

Principle: "An issuer should disclose information relating to its directors’ remuneration policy and other remuneration related matters. There should be a formal and transparent procedure for setting policy on executive directors’ remuneration and for fixing the remuneration packages for all directors. Levels of remuneration should be sufficient to attract and retain the directors needed to run the company successfully, but companies should avoid paying more than is necessary for this purpose. No director should be involved in deciding his own remuneration."

•
Comprising three Independent Non-executive Directors (Mr. Chiu Sung Hong, Mr. Evert Henkes, and Mr. Tse Hau Yin, Aloysius) and one Non-executive Director (Mr. Cao Xinghe), the Remuneration Committee is responsible for reviewing and approving all Executive Directors’ salaries, bonuses, share option packages, performance appraisal systems and retirement plans. A list of members of the Remuneration Committee is set out in "Company Information" on page 135.

•	Details of the remuneration, as well as the share option benefits of Directors for the year ended 31 December 2006, are set out on pages 82 to 83.

•
The major responsibilities and authorities of the Remuneration Committee are to make recommendations to the Board on the Company’s policy and structure for all remuneration of Directors and the senior management, determine the specific remuneration packages for all Executive Directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board on the remuneration of Independent Non-executive Directors.

•
The Company’s emolument policy is to maintain fair and competitive packages with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee was mindful that levels of remunerations sufficient to attract and retain the Directors and senior management were needed to run the Company successfully, but at the same time avoid paying more than is necessary for this purpose. The Directors’ emolument package comprises Director’s fee, basic salaries and allowances, bonuses, share options and others. The following factors are considered when determining the Directors’ remuneration package:

—	Business needs and company development;

—	Responsibilities of the Directors and individual contribution;

—	Changes in appropriate markets, e.g. supply/demand fluctuations and changes in competitive conditions; and

—	The desirability of performance-based remuneration.

No individual Director or senior management of the Company is permitted to determine his/her own remuneration.

The Company sought to apply similar principles when determining the remuneration packages for senior management and other general staff, and employees are rewarded on a performance-rated basis as well as other fringe benefits such as social insurance, pension fund and medical cover.

Please refer to note 12 and note 13 to the financial statements on pages 82 to 84 for details of Directors’ remuneration and the five highest paid individuals in the Company.

•
The remuneration of Independent Non-executive Directors recommended by the Remuneration Committee was determined by the Board where the vote of the Directors concerned will not be counted in relation to their remuneration.

•
The Remuneration Committee also administered the Company’s share option schemes and all other employee equity-based compensation plans, with full authority to make all other determinations in the administration thereof, but subject to the limitations prescribed by laws and the rules of such plans and programs.

•
The Remuneration Committee would consult the Chairman and Chief Executive Officer about its proposal relating to the remuneration of other Executive Directors and have access to professional advice if necessary.

Attendance of individual members at Remuneration

Committee meetings in 2006

No. of Meetings attended
Directors	(5 meetings in total)

Chiu Sung Hong (Chairman)	5/5
Evert Henkes	5/5
Tse Hau Yin, Aloysius	4/5
Cao Xinghe (Note 1)	3/3

Note 1:	Mr. Cao Xinghe was appointed as a new member of the Remuneration Committee with effect from 25 May 2006.

C.	ACCOUNTABILITY AND AUDIT

C.1	Financial reporting
Principle: "The board should present a balanced, clear and comprehensible assessment of the company’s performance, position and prospects."

•
The Company has established a mechanism for reporting to the Board to ensure that the Board fully understands the operating conditions and the relevant financial position of the Company. The Board is responsible for preparing accounts that give a true and fair view of the Group’s financial position on a going-concern basis and other price-sensitive announcements and financial disclosures. Management provides the Board with the relevant information it needs to fulfill these responsibilities.

•
Directors of the Company will discuss the operating budget for the next year and approve the operating budget at the end of each year and will review the execution of the operating budget for the whole year. Management will also provide sufficient explanations and information to the Board. All significant changes in the operating conditions and investment decisions will be discussed in sufficient detail by the Board.

•
If necessary, the Directors will also engage professional independent consultants so that the Directors can gain an in-depth and comprehensive understanding of the relevant matters for evaluation, in order to make well-grounded assessments.

•
Management of the Company has been delegated with responsibility primarily to establish and maintain an internal control and risk management system that is in line with the strategic objectives of the Company and fits the actual needs of the Company.

•
In particular, in response to Section 404 of the Sarbanes-Oxley Act promulgated by the US Congress in 2002 to safeguard the interest of investors, increase the accuracy and effectiveness of financial reporting and financial information disclosure, management has issued a statement on the responsibility and effectiveness of internal control based on financial reporting, and the auditor of the Company has audited the effectiveness of internal control over financial reporting and expressed its opinion on the statement issued by the management.

•
The Company regularly updates investors with progress of development and performance of the Company through formal channels such as Annual Report, Interim Report and announcements made through HKEx’s website and newspapers, as well as through press releases. The Company also issues quarterly operational statistics and announces its strategy at the beginning of the year to enhance transparency about its performance and to give details of the latest development of the Company in a timely manner.

•	The Company provides a comprehensive business review in its interim and annual reports to enable investors to appraise its development over time and its financial position.

•
The Company has also engaged an independent technical consultant firm to conduct a review of its oil and gas information and discloses details of its oil and gas properties in its annual report (as set out on pages 121 to 126).

C.2	Internal controls
Principle: "The board should ensure that the issuer maintains sound and effective internal controls to safeguard the shareholders’ investment and the issuer’s assets."

•
Directors of the Company regularly receive reports made by the management of the Company regarding the establishment and evaluation of the Company’s internal control. All major risks are reported to the Board. The Board will also evaluate the corresponding risks and the response plan.

•
The Audit Committee of the Board is responsible for overseeing the operation of the internal monitoring systems, so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or losses resulting from financial reporting.

•
The Company has established internal control system and mechanism over financial, operational and compliance controls, and will continue to improve such systems to comply with regulatory requirements and to enhance corporate governance of the Company.

•
In particular, the management has chosen the internal control framework developed by COSO to conduct an extensive review and evaluation of internal control of the Company. Through these efforts, the Company made improvements to its internal systems and reviewed the existing systems and its flow to ensure sufficient attention and controls are put in place to handle major risks faced by the Company, thus ensuring the timeliness, accuracy and integrity of all information reported.

•
Management has evaluated the design and operating effectiveness of internal control regarding financial reporting as of 31 December 2006, and has not discovered any material weakness through the evaluation. On the basis of this evaluation, the Directors consider that as of 31 December 2006, internal control of the Company in relation to financial reporting was effective.

•
Meanwhile, the Company has established a mechanism for rectifying internal control defects under which the leading officials of all units have clear responsibility of rectifying internal control defects in their own units. Those responsibilities are also included in the internal performance indicators of the Company.

•
The Company has established an open channel to handle and discuss internal reports concerning finance, internal control and embezzlement to ensure that all reports will receive sufficient attention and any significant internal control weaknesses or reports will directly reach the chairman of the Audit Committee.

•
The Audit Committee has reviewed, together with senior management and the external auditors, the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The Board also assessed the effectiveness of internal controls by considering reviews performed by the Audit Committee, executive management and both internal and external auditors.

C.3	Audit Committee

Principle: "The board should establish formal and transparent arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company’s auditors. The audit committee established by an issuer pursuant to the Exchange Listing Rules should have clear terms of reference."

•
The Audit Committee consists of three Independent Non-executive Directors, with Mr. Tse Hau Yin, Aloysius as the Audit Committee financial expert for the purposes of U.S. securities laws and chairman of the Audit Committee. A list of members of the Audit Committee is under the section headed "Company Information" on page 135 of the annual report.

•
The Audit Committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of the Company’s accounts, evaluating the Company’s auditing scope and procedures as well as its internal control systems.

•
Full minutes of Audit Committee meetings are kept by the Company Secretary. Draft and final versions of minutes of the Audit Committee meetings are sent to all members of the Audit Committee for their comments and records respectively, in both cases within a reasonable time after the meetings.

•
The Audit Committee is responsible for overseeing the operation of the internal monitoring systems, so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or losses resulting from financial reporting.

•	The following is a summary of the work performed by the Audit Committee under its charter during the year:

—	Reviewed the Company’s audited accounts and results announcement before it is tabled before the Board for approval, discussing with senior management and the external auditors;

—	The Audit Committee held formal meetings with the external auditors and senior management of the Company at least twice a year to discuss the following matters:

(i)	the external auditor’s engagement letter and general scope of their audit work, including planning and staffing of the audit;

(ii)	the Company’s management discussion and analysis disclosures in the interim report and annual report of the Company;

(iii)	the applicable accounting standards relating to the audit of the Company’s financial statements, including any recent changes;

—
In addition to formal meetings arranged by the Company, members of the Audit Committee were also given direct access to the external auditors and have frequent contacts with the external auditors to discuss issues from time to time;

—
Conducted a review of the effectiveness of the system of internal controls of the Company and its subsidiaries, including financial, operational and compliance controls, as well as risk management aspects of internal controls, and made recommendation to the Board based on the review;

—
Discussed with senior management of the Company ways of improving and strengthening the scope, adequacy and effectiveness of the Company’s internal controls, including corporate accounting and financial controls, both under the Listing Rules as well as under relevant US requirements;

—	Made recommendation to senior management and the Board on the scope and quality of management’s ongoing monitoring of risks and issues relevant to internal controls;

—
Reviewed the work performed by the Company’s external auditors and their relationship with the Company’s senior management, and recommended to the Board for the re-appointment of Ernst & Young as external auditors, as well as the proposed auditor’s fees;

—	Reviewed the Company’s audit and non-audit services pre-approval policy to ensure auditor independence;

—
Members of the Audit Committee received materials from the Company’s external auditors from time to time in order to keep abreast of changes in financial reporting principles and practices, as well as issues relating to financial reporting and internal controls relevant to the Company.

—	Considered and approved the non-audit services provided by the external auditors during the year;

—	Reviewed the Company’s business ethics and compliance policies, related reports and training programs and made recommendation for improvement; and

—
Reported on its findings and suggestions to the Board following its review of different aspects of the Company’s financial reporting and internal control systems, and made appropriate recommendations where necessary.

•	The Audit Committee is provided with sufficient resources, including independent access to and advice from external auditors.

Attendance of individual members at
Audit Committee meetings in 2006

Independent	No. of Meeting attended
Non-executive Directors	(3 meetings in total)

Tse Hau Yin, Aloysius (Chairman and
Financial Expert) (Note 1)	3/3
Chiu Sung Hong	3/3
Lawrence J. Lau (Note 2)	2/2
Kenneth S. Courtis (Note 3)	0/1

Note 1:	Mr. Tse Hau Yin, Aloysius was appointed as the Chairman of the Audit Committee with effect from 25 May 2006;

Note 2:	Professor Lawrence J. Lau was appointed as a new member of the Audit Committee with effect from 25 May 2006.

Note 3:
Dr. Kenneth S. Courtis retired with effect from 24 May 2006 as an Independent Non-executive Director of the Company in accordance with the retirement provision in Article 97 of the Company’s Articles of Association;

D.	DELEGATION BY THE BOARD

D.1	Management functions

Principle: "An issuer should have a formal schedule of matters specifically reserved to the board for its decision. The board should give clear directions to management as to the matters that must be approved by the board before decisions are made on behalf of the issuer."

•
The Board is the ultimate decision-making body of the Company, other than those matters reserved to shareholders of the Company. The Board oversees and provides strategic guidance to senior management in order to enhance the long-term value of the Company for its shareholders.

•
The day-to-day management is conducted by senior management and employees of the Company, under the direction of the Chief Executive Officer and the oversight of the Board. In addition to its general oversight of management, the Board also performs a number of specific functions.

•	The primary functions performed by the Board include:

(i)	Reviewing and approving long-term strategic plans and annual operating plans, and monitoring the implementation and execution of those plans;

(ii)	Reviewing and approving significant financial and business transactions and other major corporate actions; and

(iii)
 Reviewing and approving financial statements and reports, and overseeing the establishment and maintenance of controls, processes and procedures to ensure accuracy, integrity and clarity in financial and other disclosures.

D.2	Board Committees
Principle: "Board Committees should be formed with specific written terms of reference which deal clearly with the Committees’ authority and duties."

•	The Company has formed an Audit Committee, a Remuneration Committee and a Nomination Committee of the Board, each Committee with its own specific Charter.

E.	COMMUNICATION WITH SHAREHOLDERS

E.1	Effective communication

Principle: "The board should endeavour to maintain an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with shareholders and encourage their participation."

•
The Board recognises the importance of good and effective communication with all shareholders. With a policy of being transparent, strengthening investor relations, and providing consistent and stable returns to shareholders, the Company seeks to ensure transparency through establishing and maintaining different communication channels with shareholders.

•
The Company has a professionally-run investor relations department to serve as an important communication channel between the Company and its shareholders and other investors. In 2006, the Company was awarded by FinanceAsia as "the Best Managed Chinese Company" and "the Best Corporate Governance" and was awarded by AsiaMoney as "Best Managed Company, China" and "Best Overall for Corporate Governance, China".

•
A key element of effective communication with shareholders and investors is prompt and timely dissemination of information in relation to the Company. In addition to announcing its interim and annual results to shareholders and investors, the Company also publicises its major business developments and activities through press releases, announcements and the Company’s website in accordance with relevant rules and regulations. Press conferences and analyst briefings are held from time to time on financial performance and major transactions.

•
The Annual General Meeting also provides a useful forum for shareholders to exchange views with the Board. The Chairman of the Board, as well as Chairmen of the Audit Committee, Nomination Committee and Remuneration Committee, or in their absence, members of the respective Committees, are available to answer questions from shareholders at Annual General Meetings and Extraordinary General Meetings of the Company.

E.2	Voting by Poll

Principle: "The issuer should regularly inform shareholders of the procedure for voting by poll and ensure compliance with the requirements about voting by poll contained in the Exchange Listing Rules and the constitutional documents of the issuer."

•
Details of the poll voting procedures and the rights of shareholders to demand a poll are set out on page 51 of this annual report, and are included in circulars to shareholders despatched by the Company.

•	The results of the poll are published in newspapers as well as on the Stock Exchange and the Company’s website.

•
The Company has also complied with the requirements concerning voting by poll under the Listing Rules. For example, voting was conducted by poll in respect of the revised caps for a category of Continuing Connected transactions at the Company’s Extraordinary General Meetings held on 29 August 2006.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the Code Provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December, 2006, except for deviations from Code Provisions A.2.1 and A.4.1 only. The following summarises the Company’s deviations from the CG Code and the reasons for such deviations.

Code Provision A.2.1
Under Code Provision A.2.1, the roles of the Chairman and Chief Executive Officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu ("Mr. Fu") is the Chairman of the Board. In addition to the role of the Chairman, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from Code Provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the oil and gas exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interest of the Company’s oil and gas exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Company’s Nomination Committee also agreed that it is in the best interest of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the Chief Executive Officer of the Company.

Code Provision A.4.1
Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors of the Company (executive and non-executive) are subject to the retirement provisions under article 97 of the Articles of Association of the Company ("Article 97"). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices and all the existing Independent Non-executive Directors of the Company have been re-elected in past three years, except Dr. Edgar W. K. Cheng who was appointed as a new Independent Non-executive Director of the Company with effect from 24 May 2006. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

CHANGES IN DIRECTORSHIP

On 24 May 2006, Dr. Kenneth S. Courtis retired as an Independent Non-executive Director of the Company in accordance with the retirement provision in article 97 of the Company’s Articles of Association.

Dr. Edgar W. K. Cheng was appointed as a new Independent Non-executive Director with effect from 24 May 2006 to further strengthen the independence and broaden the expertise of the Board.

Mr. Luo Han, Mr. Cao Xinghe and Mr. Wu Zhenfang were re-designated from Executive Directors to Non-ececutive Directors with effect from 1 September 2006.

CHANGE IN COMPANY SECRETARY

In April 2006, Mr. Cao Yunshi retired as the Company Secretary of the Company with effect from 18 April 2006, and Mr. Victor Zhikai Gao has been appointed as the Company Secretary of the Company in place of Mr. Cao Yunshi with effect from 18 April 2006.

CODE OF ETHICS

The Board adopted a code of ethics ("Code of Ethics") on 28 August 2003 to provide guidelines to the senior management and Directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Code of Ethics covers such areas as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of the Company’s assets as well as reporting requirements.

All the senior management members and Directors are required to familiarise themselves with and follow the Code of Ethics to ensure that the Company’s operations are honest and legal. Violations of the rules will be penalized and serious offences will result in dismissals.

The Company reviewed its Code of Ethics and adopted the revised code of ethics ("New Code of Ethics") in 2005, as part of its continued efforts to improve its corporate governance standards. The Company has provided all its Directors and senior officers with a copy of the New Code of Ethics and requires them to comply with the New Code of Ethics, so as to ensure the Company’s operation is proper and lawful. The Company will take disciplinary actions towards any act which is in breach of the New Code of Ethics.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company’s Code of Ethics and New Code of Ethics both incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the year ended 31 December 2006, with the required standards set out in the Model Code.

SERVICES AND REMUNERATION OF AUDITORS

Ernst & Young was appointed and engaged as the Company’s auditor ("Auditor") for the financial year ended 31 December 2006. Services provided by the Auditor and fees charged by the Auditor for the services are as follows:

Audit Fees
The aggregate fees billed for professional services rendered by the Auditor for the audit of the Company’s annual financial statements or services that are normally provided by the Auditor in connection with statutory and regulatory filings or engagements were RMB7,961,006 (approximately US$986,469) for the financial year ended 31 December 2005 and RMB10,443,277 (approximately US$1,308,353) for the financial year ended 31 December 2006.

Audit-Related Fees
The aggregate fees billed for assurance and related services by the Auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees" were RMB2,098,252 (approximately US$260,000) for the financial year ended 31 December 2005 and RMB 4,709,380 (approximately US$590,000) for the financial year ended 31 December 2006. The audit-related services provided by the Auditor included assistance in the implementation of Section 404 of the Sarbanes-Oxley Act.

Tax Fees
The aggregate fees billed for professional service rendered by the Auditor for tax compliance, tax advice and tax planning were were both nil for the financial year ended 31 December 2005 and for the financial year ended 31 December 2006.

All other fees
There are no other fees payable to the Auditor for products and/or services provided by the Auditor, other than the services reported above, for the financial year ended 31 December 2005 and for the financial year ended 31 December 2006.

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is the Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the "NYSE"), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the "NYSE Standards") do not apply to the Company as a "foreign private issuer" and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/investor/channel/investor1851.asp

Directors and Senior Management

Executive Directors

Fu Chengyu
Born in 1951, Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a Master’s degree in petroleum engineering from the University of Southern California in the United States. He has over 30 years of experience in the oil industry in the PRC. He previously worked in China’s Daqing, Liaohe and Huabei oil fields. He joined China National Offshore Oil Corporation ("CNOOC"), the controlling shareholder of the Company, in 1982 and became the Chairman of the Management Committees formed through joint ventures between CNOOC and Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip respectively. From 1994 to 1995, Mr. Fu was the Deputy General Manager of China Offshore Oil Eastern South China Sea Corporation, a subsidiary of CNOOC. In December 1995, he was appointed as the Vice President of Phillips China Inc. and the General Manager of the Xijiang Development Project. In 1999, Mr. Fu was appointed as the General Manager of China Offshore Oil Eastern South China Sea Corporation, a subsidiary of CNOOC. In 2000, Mr. Fu became the Vice President of CNOOC. Subsequently, he became the Executive Vice President, President and Chief Operating Officer of the Company in 2001. In August 2002 he became the Chairman and Chief Executive Officer of China Oilfield Services Limited ("COSL"), a company listed on The Stock Exchange of Hong Kong Limited and a subsidiary of CNOOC. Mr. Fu became the President of CNOOC in October 2003 and the Chairman of the Board of Directors and Chief Executive Officer of the Company with effect from 16 October 2003. In November 2003, Mr. Fu resigned from his Chief Executive Officer position in COSL. He also serves as the Chairman of the Board of Directors of CNOOC Finance Corporation Limited, a subsidiary of CNOOC, as well as CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. Mr. Fu was appointed as an Executive Director of the Company with effect from 23 August 1999. He became an independent director of Suntech Power Holdings Co., Ltd., a NYSE-listed company on 14 December 2005.

Zhou Shouwei
Born in 1950, Mr. Zhou received a doctorate degree from the Southwest Petroleum Institute in China and is a senior engineer. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of China Offshore Oil Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as the Executive Vice President of the Company in September 1999 and the President of the Company in July 2002. Since 2000, Mr. Zhou has been the Vice President of CNOOC. Mr. Zhou serves as the Director and the President of CNOOC China Limited and the Director of CNOOC International Limited, both subsidiaries of the Company. He also serves as the Chairman of CNOOC Southeast Asia Limited, a wholly-owned subsidiary of the Company since April 2003. Mr. Zhou became the chairman of CNOOC Engineering Company Limited, a listed company in Shanghai Stock Exchange and a subsidiary of CNOOC, on 6 December 2003. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999.

Wu Guangqi
Born in 1957, Mr. Wu is a geologist and graduated with a Bachelor of Science degree from the Ocean University of China, majoring in Marine Geology. He also holds a master’s degree in Management from the China Petroleum University. Mr. Wu joined CNOOC in 1982. He became the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, in 1994. Mr. Wu was appointed as Director of the Administration Department of CNOOC in 1995 and became the Director of the Ideology Affairs Department of CNOOC in 2001. Mr. Wu was appointed Assistant President in 2003, and has been the Head of Disciplinary Division (Vice President equivalent) of CNOOC since 2004. Mr. Wu has also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, since May 2003, and the Compliance Officer of the Company since 1 June 2005. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

Yang Hua
Born in 1961, Mr. Yang is an engineer and graduated from Petroleum University with a B.S. degree in Petroleum Engineering. He also received a MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 25 years’ experience in petroleum exploration and production. Mr. Yang spent the first-eleven year of his career with CNOOC Research Center to serve as a number of positions including the Director of Field Development Department, the Manager for Reservoir Engineering Department, the Project Manager and Team Leaders. Mr. Yang spent his second-fourteen year with international business, corporate finance and capital market in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a wholly-owned subsidiary of the Company. In 1999, he became a Senior Vice President of the Company and then became an Executive Vice President in December 2005. From 2002 to 2003, Mr. Yang was the Director and President of CNOOC Southeast Asia Limited, a wholly-owned subsidiary of the Company. He was appointed as the Chief Financial Officer of the Company with effect from 1 January 2005. He also serves as the Director of CNOOC International Limited. Mr. Yang was appointed as an Executive Director with effect from 31 August 2005. He was appointed as an Assistant President of CNOOC on 8 November, 2006.

Non-executive Directors

Luo Han
Born in 1953, Mr. Luo received a doctorate degree from the Petroleum University in China. He has over 30 years of experience in the oil industry in the PRC. He joined CNOOC in 1982. From 1993 to 1999, Mr. Luo served as the Vice President of China Offshore Oil Eastern South China Sea Corporation and concurrently as the Chairman of the CACT (CNOOC-AGIP-Chevron-Texaco) operators group, and the Executive Vice President of China Offshore Oil East China Sea Corporation, a subsidiary of CNOOC. In 1999, he served as the General Manager of CNOOC China Limited’s Shanghai Branch. Mr. Luo is a Vice President of CNOOC, a position he has held since 2000. He also serves as the Chairman of the Board of Directors of Zhonghai Trust & Investment Co., Ltd., a subsidiary of CNOOC, and the Director of CNOOC China Limited, a subsidiary of the Company. Mr. Luo was appointed as an Executive Director of the Company with effect from 20 December 2000 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

Cao Xinghe
Born in 1949, Mr. Cao graduated from Tianjin Politics and Law Management College majoring in Economic Laws and later studied for MBA in Capital University of Economics and Business. Mr. Cao has over forty years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined CNOOC in 1982. From 1985 to 1996, Mr. Cao worked as Manager of Bohai Oil Commercial Company and later as the Manager of Bohai Oil Transportation Company, both being the subsidiaries of CNOOC. From 1996 to 2003, he worked as Deputy General Manager and General Manager of CNOOC Bohai Corporation successively. From April 2003 to July 2004, Mr. Cao worked as Assistant President of CNOOC. He became Vice President of CNOOC in August 2004. Mr. Cao also serves as the Chairman of the Board of Directors of CNOOC Base Group Limited, a subsidiary of CNOOC. Mr. Cao was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

Wu Zhenfang
Born in 1952, Mr. Wu is a senior engineer and graduated with a bachelor’s degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later studied for EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1982. From 1993 to 1997, he was Deputy General Manager of CNOOC Nanhai West Corporation. He became the President of CNOOC Chemical Limited in 2000. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited from 2001 to 2003 and 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was Assistant President of CNOOC. In August 2004, he became Vice President of CNOOC. Mr. Wu also serves as the Chairman of a number of subsidiaries of CNOOC, the Chairman and President of CNOOC Gas and Power Limited and the Vice Chairman of Shanghai Petroleum and Natural Gas Company Limited. Mr. Wu was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006. Mr. Wu undertakes the responsibilities for planning of investment and harmonious development of CNOOC, and also functions as a decision maker in the programming, development, construction and operations of its mid-and-downstream business including Liquefied Natural Gas, Gas and Power, Fertilizer, Refining, Petrochemicals and Renewables.

Independent Non-executive Directors

Edgar W. K. Cheng
Born in 1943, Dr. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was Clinical Associate Professor of Medicine at Cornell University Medical College and practiced medicine and conducted clinical research at the Memorial Sloan-Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the University Grants Commission in Hong Kong, and a member of the Education Commission. Dr. Cheng has been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., and Member of the Conference Board’s Global Advisory Council. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991 - 1997). He became a Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People’s Congress (1996-1997). Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 - 2001. He is at present Chairman of the Council of the Chinese University of Hong Kong, the Chairman of the World-Wide Investment Co. Ltd. and a member of the Board of Directors of the Hong Kong Institute for Monetary Research, independent non-executive director of the Standard Chartered Bank (Hong Kong) Ltd, a member of The Greater Pearl River Delta Business Council, a member of the Commission on Strategic Development as well as the Vice-Chairman of the Council for Sustainable Development. He is also a member of the 10th Chinese People’s Political Consultative Conference National Committee. Dr. Cheng was appointed as a new Independent Non-executive Director of the Company with effect from 24 May 2006.

Chiu Sung Hong
Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He is admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and is a director of a listed company in Australia. Mr. Chiu is the founding member of the Board of Trustees of Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Evert Henkes
Born in 1943, Mr. Henkes served as the CEO of Shell global chemical business from 1998 to 2003. Since joining Shell in 1973, he held various executive positions worldwide, including Managing Director of Shell Chemicals UK Ltd., Managing Director of Shell UK, President of Billiton Metals, Shell’s Metals Coordinator, Shell’s Chemical Coordinator, and Director of Strategy & Business Services of Shell International Chemicals Ltd. He also served as directors in regional and global industrial bodies, including CEFIC and ICCA. He is also a director of Tate & Lyle Plc, SembCorp Industries Ltd. and Outokumpu Oy, and became a non-executive director of Air Products and Chemicals Inc since 7 July 2006. Mr. Henkes was appointed as an Independent Non-executive Director of the Company with effect from 16 September 2003.

Lawrence J. Lau
Born in 1944, Professor Lau is an economist and graduated with a B.S. degree (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. Professor Lau joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor of Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the Director of the Stanford Institute for Economic Policy Research. He was awarded the degree of Doctor of Social Sciences, honoris causa, by the Hong Kong University of Science and Technology in 1999 and the degree of Doctor, honoris causa, by Soka University in 2007. Professor Lau has authored, co-authored ,or edited five books and published more than one hundred and sixty articles and notes in professional journals. Professor Lau is an Honorary Professor of a large number of universities and institutions in mainland China such as the Institute of Systems Science at the Chinese Academy of Sciences, Jilin University, Nanjing University, Renmin University of China, Shantou University, Southeast University and the School of Economics and Management, Tsinghua University. In July 2004, Professor Lau assumed office as Vice-Chancellor of The Chinese University of Hong Kong. He currently serves the local community as a member of the Executive Committee of the HKSAR Government’s Commission on Strategic Development, the Advisory Committee of the Independent Commission Against Corruption, and the Steering Committee on Innovation and Technology. He also serves on the Board of Directors of the Hong Kong Science and Technology Park Corporation as an independent non-executive director, as well as those of the Far EasTone Corporation as an independent director and the Shin Kong Financial Holdings Corporation as an independent supervisor, the latter two being listed companies in Taiwan. Professor Lau was appointed as an Independent Non-executive Director of CNOOC with effect from 31 August 2005.

Tse Hau Yin, Aloysius
Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants ("HKICPA"). Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976 and became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Construction Bank Corporation, China Telecom Corporation Limited, Wing Hang Bank, Limited and Linmark Group Limited, companies listed on The Stock Exchange of Hong Kong Limited. Mr. Tse is also the chairman of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Company Secretary

Victor Zhikai Gao
Born in 1962, Mr. Victor Zhikai Gao is Senior Vice President, General Counsel, and Company Secretary of the Company. Mr. Gao graduated from Suzhou University in 1981 with a B.A. degree in English Literature, and from Beijing University of Foreign Studies in 1983 with a M.A. degree in English Literature. Mr. Gao obtained a M.A. degree in Political Science from Yale Graduate School in 1990, and a J.D. degree from Yale Law School in 1993. Mr. Gao is a licensed attorney-at-law in the State of New York, and was a licensed financial advisor with the Securities and Futures Commission of Hong Kong from 1994 to 1999. Mr. Gao’s extensive previous working experiences included services with the Chinese Ministry of Foreign Affairs in Beijing, the United Nations Secretariat in New York City, Milbank Tweed Hadley & McCloy in New York City, Morgan Stanley in Hong Kong, China International Capital Corporation in Beijing and Hong Kong, and PCCW and Henderson (China) Investment Co., Ltd. Mr. Gao was the China Policy Advisor with the Securities and Futures Commission of Hong Kong between 1999 and 2000. Mr. Victor Zhikai Gao was appointed as a Senior Vice President, General Counsel, and Company Secretary of the Company with effect from 18 April 2006. He is also a Director of CNOOC International Limited, a subsidiary of the Company.

Other Members of Senior Management

Liu Jian
Born in 1958, Mr. Liu is the Executive Vice President of the Company. He graduated from Huazhong University of Science and Technology with a B.S. degree and received his MBA degree from Tianjin University in 2000. Mr. Liu joined CNOOC in 1982. He has over 23 years of experience in petroleum exploration and production. He served as the manager of CNOOC Bohai Corporation, the Deputy General Manager of the Tianjin Branch, the General Manager of the Zhanjiang Branch, the Senior Vice President and General Manager of the Department of Development and Production at CNOOC. He is also a Director of CNOOC China Limited, CNOOC International Limited, and CNOOC Southeast Asia Limited, which are all subsidiaries of the Company. He was appointed as an Assistant President of CNOOC on 8 November, 2006.

Li Ning
Born in 1963, Mr. Li is a Senior Vice President of the Company and General Manager of CNOOC Limited Shenzhen Branch. He received his B.S. degree from Petroleum University of China and holds a MBA degree from Tianjin University. Mr. Li joined CNOOC in 1983 and served as Vice President of Design & Engineering Corporation of CNOOC, Vice General Manager of Engineering Department of CNOOC, General manager of DongFang 1-1 project, Vice General Manager of CNOOC Limited Zhanjiang Branch and General Manager of Engineering Department. Mr. Li was appointed as Senior Vice President of CNOOC Limited in 2003. Mr. Li left the company in Feburary 2007.

Chen Wei
Born in 1958, Mr. Chen is a Senior Vice President of the Company and General Director of the CNOOC China Limited Research Center. He received his B.S. degree from Petroleum University and holds an MBA degree from Tsinghua University. He has over 23 years of experience in petroleum exploration and production. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Exploration and Development Department of CNOOC Research Center, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, the Deputy Director of CNOOC Research Center and the General Manager of the Human Resources Department of CNOOC, and the Senior Deputy General Manager & General Manager of our Administration Department of CNOOC Limited.

Zhang Guohua
Born in 1960, Mr. Zhang is a Senior Vice President of the company and General Manager of CNOOC China limited-Shanghai. He graduated from Qingdao Oceanographic Institute with a B.S. degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Manager of the Exploration Department of China Offshore Oil Naihai West Corporation, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and General Manager of CNOOC limited Exploration Department.

Chen Bi
Born in 1961, Mr. Chen is a Vice President of CNOOC Limited and General Manager of CNOOC China Limited-Tianjin. He graduated from the Development Department of Southwest Petroleum Institute, and acquired the Bachelor of Engineering. He received a Master’s degree in Petroleum Engineering Department of Edinburgh Heriot-Watt University in 1988. He has received a degree of Master of Business Administration from Tsinghua University in 2000. Mr. Chen joined CNOOC in 1982. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, Director of Production Section of the Development and Production Department of CNOOC Limited Deputy Manager and then General Manager of Development and Production Department of CNOOC Limited.

Zhu Weilin
Born in 1956, Mr. Zhu is a Vice President and General Manager of Exploration Department. He graduated from Tongji University with a Ph.D degree. Mr. Zhu joined CNOOC in 1982. He served as the General Geologist of CNOOC Research Center, the Deputy Manager and Chief Manager of Exploration Department. of CNOOC Limited, and the General Manager of the Zhanjiang Branch.

Zhu Mingcai
Born in 1956, Mr. Zhu is a Vice President of CNOOC Limited and General Manager of CNOOC International Limited. He graduated from South West Petroleum Institute with B.S. degree and received a MBA degree from the Management School of Lancaster University in UK. Mr. Zhu joined CNOOC in 1985. He served as the Vice President of CNOOC Bohai Corporation, the General Manager of Tianjin Branch and the President of Shenzhen Branch.

Fang Zhi
Born in 1962, Mr. Fang is a Vice President of CNOOC Limited and the President of CNOOC Southeast Asia Ltd. and is responsible for the company’s businesses in Indonesia. He graduated from Zhejiang University with a B.S. degree and was conferred a MBA degree by the University of Birmingham in 1995. Mr. Fang joined CNOOC in 1982. He served as Deputy Director of the Research Center and Manager of Exploration and Development Department in China National Offshore Oil Nanhai East Corporation, Deputy General Manager of CNOOC-AMOCO Liuhua Joint Operating Group, Deputy General Manager and General Manager of CNOOC China Limited Shenzhen Branch during his career in the domestic operations.

Changes in Director and Senior Management
of the Company

In April 2006, Mr. Cao Yunshi retired as the Company Secretary of the Company. Mr. Victor Zhikai Gao was appointed as the Company Secretary to replace Mr. Cao Yunshi.

In May 2006, Dr. Kenneth S. Courtis retired as an Independent Non-executive Director of the Company after the Annual General Meeting held on May 24, 2006 in accordance with the retirement provision in Article 97 of the Articles of Association of the Company.

In May 2006, Dr. Edgar W. K. Cheng was appointed as a new Independent Non-executive Director.

In September 2006, Mr. Luo Han, Mr. Cao Xinghe and Mr. Wu Zhenfang were re-designated from Executive Directors to Non-executive Directors.

In February 2007, Mr. Li Ning, a Senior Vice President, left the Company.

Report of the Directors

The directors (the "Directors") of the Company are pleased to present their report together with the audited financial statements of the Company for the year ended 31 December 2006.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding of its subsidiaries (together with the Company collectively referred to as the "Group"). These subsidiaries are principally engaged in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS

Please refer to the financial summary on page 2 for a summary of the assets and liabilities of the Group as at 31 December 2006 and the operating results for the year then ended.

LOANS

Please refer to note 28 to the financial statements on pages 94 to 95 for details of the long-term bank loans of the Group for the year ended 31 December 2006.

PROPERTY, PLANT AND EQUIPMENT

Please refer to note 18 to the financial statements on pages 88 to 89 for net movements in property, plant and equipment of the Group for the year ended 31 December 2006.

RESERVES

The distributable reserves of the Company as at 31 December 2006, as calculated under Section 79B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), amounted to RMB14,004,428,000.

Please refer to the consolidated statement of changes in equity on pages 60 and note 33 to the financial statements on pages 109 to 110 for movements in the reserves of the Group and the Company, respectively, for the year ended 31 December 2006.

SUBSIDIARIES AND ASSOCIATED COMPANIES

Particulars of the Company’s subsidiaries and associated companies as at 31 December 2006 are set out in notes 20 and 21 to the financial statements on pages 90 to 92.

DIVIDENDS

An interim dividend of HK$0.12 per share was declared on 29 August 2006, and paid to the shareholders of the Company on 29 September 2006.

The Directors recommended a payment of a final dividend of HK$0.14 per share for the year ended 31 December 2006, payable on 7 June 2007 to all shareholders on the register of members of the Company on 25 May 2007 subject to shareholders’ approval.

RETIREMENT BENEFITS

Please refer to note 34 to the financial statements on page 111 for details of the retirement benefits of the Group for the year ended 31 December 2006.

MAJOR SUPPLIERS AND CUSTOMERS

Purchases from the largest supplier of the Group for the year ended 31 December 2006 represented approximately 18% of the Group’s total purchases. The total purchases attributable to the five largest suppliers of the Group accounted for approximately 52% of the total purchases of the Group for the year then ended.

Sales to the largest customer for the year ended 31 December 2006 represented approximately 22% of the Group’s total revenue. The total sales attributable to the five largest customers of the Group accounted for approximately 45% of the total oil and gas sales of the Group for the year ended 31 December 2006.

For the year ended 31 December 2006, except for the continuing connected transactions with its indirect controlling shareholder China National Offshore Oil Corporation ("CNOOC") and its associates, as disclosed in the section headed "Connected Transactions" below, none of the Directors or their respective associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interests in the five largest suppliers or customers of the Group.

CONNECTED TRANSACTIONS

The Independent Non-executive Directors have confirmed that the following connected transactions for the year ended 31 December 2006 to which any member of the Group was a party were entered into by the Group:

1.	in the ordinary and usual course of its business;

2.	either (a) on normal commercial terms, or (b) where there was no available comparison, on terms no less favourable to the Group than those available to or from independent third parties; and

3.
in accordance with the relevant agreement governing them on terms that were fair and reasonable so far as the shareholders of the Company were concerned and in the interests of the shareholders of the Company as a whole.

The Independent Non-executive Directors have further confirmed that for the year ended 31 December 2006:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:

(a)	The aggregate annual volume of transactions under the provision of exploration and support services to the Group did not exceed RMB2,117 million.

(b)	The aggregate annual volume of transactions under the provision of oil and gas development and support services to the Group did not exceed RMB7,628 million.

(c)	The aggregate annual volume of transactions under the provision of oil and gas production and support services to the Group did not exceed RMB3,935 million.

(d)	The aggregate annual volume of marketing, management and ancillary services to the Group did not exceed RMB478 million.

(e)	The aggregate annual volume of transactions of FPSO vessel leases did not exceed RMB453 million.

(ii)
The aggregate annual volume of transactions under the Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates did not exceed RMB50 million;

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:

(a)
The aggregate annual volume of transactions under the Sales of petroleum and natural gas products did not exceed RMB48,806 million. (the annual cap was revised in August 2006, and was approved by the independent shareholder on 29 September 2006, and is applicable from 1 January 2006 to 31 December 2006.)

(b)	The aggregate annual volume of the transactions under the long term sales of natural gas and liquefied natural gas did not exceed RMB1,960 million.

(iv)	The maximum outstanding balance of deposits (including interest received in respect of these deposits) placed with CNOOC Finance Corporation Limited did not exceed RMB6,800 million

The auditors of the Group have reviewed the connected transactions referred to above and confirmed to the Directors that:

1.	the transactions have received the approval of the Directors;

2.	the transactions were in accordance with the pricing policies as stated in the Company’s financial statements;

3.	the transactions were entered into in accordance with the terms of the agreements governing the transactions; and

4.	the amount of the transactions has not exceeded the cap for which waiver was granted.

Please also refer to note 30 to the financial statements on pages 96 to 101 for a summary of the related party transactions which include the Group’s connected transactions.

In order to present a more coherent, logical and understandable picture to shareholders, and also to enable the Company to monitor the status of connected transactions following each category more effectively going forward, the Company has adopted a new categorisation for continuing connected transactions. On 8 December 2005, the Company entered into three comprehensive framework agreements with each of CNOOC, China Oilfield Services Limited and Offshore Oil Engineering Co., Ltd respectively for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the new categories of continuing connected transactions. The term of each of the comprehensive framework agreements is for a period of two years from 1 January 2006. The new categorisation and caps for each category of continuing connected transactions as approved by the independent shareholders of the Company on 31 December 2005 apply to the Company for the period from 1 January 2006 to 31 December 2007. The annual caps of the continuing connected transactions set out below are applicable for the year ending 31 December 2007.

Categories of continuing
connected transactions	Annual caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Exploration and	For the year ending
	support services	31 December 2007,
RMB2,293 million

(b)	Oil and gas field	For the year ending
	development and	31 December 2007,
	support services	RMB10,458 million

(c)	Oil and gas field	For the year ending
	production and	31 December 2007,
	support services	RMB4,132 million

(d)	Marketing,	For the year ending
	management and	31 December 2007,
	ancillary services	RMB504 million

(e)	FPSO vessel leases	For the year ending
31 December 2007,
RMB463 million

Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates

Provision of management,	For the year ending
technical, facilities and	31 December 2007,
ancillary services, including	RMB100 million
the supply of materials to
CNOOC and/or its associates

Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)	Sales of petroleum	For the year ending
	and natural	31 December 2007,
	gas products	RMB63,251 million

(The annual cap was revised in August 2006, and was approved by the independent shareholder on 29 September 2006, and is applicable from 1 January 2006 to 31 December 2006.)

(b)	Long term sales of	For the year ending
	natural gas and	31 December 2007,
	liquefied natural gas	RMB3,599 million

Deposits with CNOOC Finance Corporation Limited

The maximum daily outstanding	By the end of 7 April 2006,
balance of deposits (including	RMB6,800 million
interest received in respect
of these deposits)

SHARE CAPITAL

Please refer to note 32 to the financial statements on page 102 for details of movements in the Company’s share capital for the year ended 31 December 2006.

SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme;
2.	2001 Share Option Scheme;
3.	2002 Share Option Scheme; and
4.	2005 Share Option Scheme.

Under these share option schemes, the Remuneration Committee of the Company’s Board of Directors will from time to time propose for the Board’s approval for the recipient of and the number of shares underlying each option. The maximum aggregate number of shares (including those that could be substituted for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005), being the date on which the shareholders of the Company approved a new share option scheme, excluding shares issued upon exercise of options granted under these schemes from time to time.

Please refer to note 32 to the financial statements on pages 102 to 105 for details regarding each of the share option scheme of the Company and options granted by the Company pursuant to each of the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme.

During the year ended 31 December 2006, 1,150,000 options granted under the share option schemes of the Company had been exercised. Save as those disclosed in note 32 to the financial statements on pages 106 to 109, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the year ended 31 December 2006.

PURCHASE, SALE OR REDEMPTION OF SHARES

There was no purchase, sale or redemption of the Company’s shares by the Company, or any of its subsidiaries during the year ended 31 December 2006.

PLACING OF EXISTING SHARES AND SUBSCRIPTION OF NEW SHARES

The Company announced on 27 April 2006 that it successfully implemented a top-up placing. Credit Suisse (Hong Kong) Limited, Goldman Sachs (Asia) L.L.C. and J.P. Morgan Securities Ltd. acted as the joint global coordinators and joint bookrunners for the placement.

Pursuant to the placing agreement dated 27 April 2006, CNOOC (BVI) Limited ("CNOOC (BVI)"), the controlling shareholder of the Company, had agreed to place, through the joint bookrunners, 2,500,000,000 ordinary shares in the Company (the "Shares") to independent investors at a price of HK$6.15 per Share. The placing price represents a discount of approximately 5.38% to the closing price of HK$6.50 per Share as quoted on the Stock Exchange on 26 April 2006. The placing price, net of placing commission and other costs and expenses, is approximately HK$6.06 per Share. CNOOC (BVI) and the Company also entered into a subscription agreement on 27 April 2006 to subscribe for 2,272,727,273 new Shares. The top-up placing was completed on 11 May 2006 after CNOOC (BVI) Limited subscribed for the 2,272,727,273 new Shares. The net proceeds from the issue of new shares by the Company was approximately HK$13.78 billion.

In accordance with applicable laws and regulations of the PRC, CNOOC had an obligation to procure CNOOC (BVI) to sell 227,272,727 Shares as part of the placing. The State-owned Assets Supervision and Administration Council has approved the allocation of such Shares to the National Social Security Fund (NSSF), and pursuant to NSSF’s authorization given to the Company, such Shares was sold by CNOOC (BVI) (acting through the Company) on behalf of NSSF.

The Shares were placed with not less than six placees, who are independent of and not connected with the directors, chief executive or substantial shareholders of CNOOC (BVI), each member of the Group or any of their respective associates. The net proceeds from the issue of new shares was used by the Group to finance the continuing capital expenditure requirements in relation to the OML 130 project in offshore Nigeria, as well as general working capital for the Group’s operating activities.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS IN SHARE CAPITAL

As at 31 December 2006, the following persons (other than the Directors and chief executives of the Company) had interests in the shares of the Company as recorded in the register required to be kept by the Company under section 336 of the Securities and Futures Ordinance ("SFO"):

		Ordinary Shares		Percentage

		Directly	Indirectly	of Total
		held	held	Issued Shares
(i)	CNOOC (BVI) Limited ("CNOOC (BVI)")	28,772,727,268	—	66.41%
(ii)	Overseas Oil & Gas Corporation, Limited ("OOGC")	5	28,772,727,268	66.41%
(iii)	CNOOC	—	28,772,727,273	66.41%

Note:	CNOOC (BVI) is a wholly-owned subsidiary of OOGC, which is in turn a wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI)’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. Save as disclosed above, as at 31 December 2006, the Company is not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

Please refer to pages 41 to 45 for information concerning the Directors and senior management of the Company.

DIRECTORS’ INTERESTS

Apart from holding personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company (as set out in note 32 to the financial statements on pages 106 to 108), as at 31 December 2006, none of the Directors and chief executives of the Company had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), or as being recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the HKSE pursuant to the Model Code. All the interests held by the Company’s directors and chief executive represent long positions.

DIRECTORS’ SERVICE CONTRACTS AND INTERESTS IN CONTRACTS

No re-electing Director has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than normal statutory obligations).

Save as disclosed in this annual report, as at 31 December 2006 or during the year, none of the Directors had a material interest, whether directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party.

EMOLUMENTS OF THE DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS

Please refer to notes 12 and 13 to the financial statements on pages 82 to 84 for details of the emoluments of the Directors and the five highest paid individuals of the Company.

MATERIAL LEGAL PROCEEDINGS

As at 31 December 2006, the Company was not involved in any material litigation or arbitration and no material litigation or claims were pending or threatened or made against the Company so far as the Company is aware.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to high standards of corporate governance through the establishment of an efficient framework of policies, procedures and systems. Except for deviations from the code provisions A.2.1 and A.4.1, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2006.

Please refer to the Corporate Governance Report on pages 28 to 39 for details.

AUDITORS

Ernst & Young was appointed as the auditors of the Company for the year ended 31 December 2006 and has audited the accompanying financial statements. A resolution to re-appoint Ernst & Young as auditors of the Company will be proposed at the forthcoming Annual General Meeting to be held on 25 May 2007.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the Directors confirmed that based on information that is publicly available to the Company and within the knowledge of the Directors, the Company had maintained sufficient amount of public float as required under the Listing Rules.

PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 69(a) of the Articles of Association of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(i)	the Chairman of such meeting; or

(ii)	at least three members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; or

(iii)
any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv)
any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

By Order of the Board
Fu Chengyu
Chairman

Hong Kong, 29 March 2007

Management Discussion and Analysis

BUSINESS REVIEW AND PROSPECTS

In 2006, the Company maintained its development in high speed with high efficiency. Each of its operation grew steadily, while the production and net profit both reached a record high.

For the year ended 31 December 2006, our total revenue amounted to RMB88,947.3 million (US$11,143.5 million), representing a 28.1% increase over last year. Net profit of the Group was RMB 30,926.9 million (US$3,874.6 million), representing an increase of 22.1% over last year. The increase was primarily due to our increased production and the higher price of oil. With the rising oil price, we focused our effort on production, tapping the production potential, enhancing the production of current oil fields and at the same time overcame various adverse factors like typhoons. Generally, our production satisfied our objective stated in the beginning of the year.

As at 31 December 2006, the Group’s basic and diluted earnings per share were both RMB0.73.

Currently, international oil price has substantially dropped from its highest point last year; however, it is still at a relatively high level at around US$60. According to the forecast of certain institutions such as the World Bank, the global economic growth will slow down, but will grow steadily in general. The PRC government expects to have an 8% economic growth, and the growth rate has been shown as a slowdown. Overall, the global and PRC economies will still have a steady growth. It is anticipated that the international oil price will remain at a relatively high level.

As such, we will increase the capital expenditure on exploration and development, of which we will have a moderate increase in investments of exploration on top of a significant growth in previous year, in order to step-up our efforts in exploration. As some of our projects are under construction, in particular with major projects such as PL 19-3 Phase II and OML130 which will commence production in the next few years, the development capital expenditure will continue to increase.

CONSOLIDATED NET PROFIT

Our consolidated net profit was RMB30,926.9 million (US$3,874.6 million) in 2006, representing an increase of RMB5,603.8 million (US$786.3 million), or 22.1% from RMB25,323.1 million in 2005.

REVENUE

Income from our oil and gas sales for 2006 was RMB67,828.0 million (US$8,497.6 million), representing an increase of RMB14,410.3 million (US$1,983.1 million), or 27.0% from RMB 53,417.7 million in 2005. The increase was attributable to the high oil price, whilst growth in production also attributed to higher profits for the Group. The average realised price for our crude oil was US$58.90 per barrel in 2006, representing an increase of US$11.59 per barrel, or 24.5% from US$47.31 per barrel in 2005. Sale of crude oil amounted to 135.4 million barrels, representing an increase of 4.3% over 2005. The average realised price for our natural gas was US$3.05 per thousand cubic feet in 2006, representing an increase of US$0.23 per thousand cubic feet, or 8.2% from US$2.82 per thousand cubic feet in 2005. At the same time, sales volume of our natural gas increased by 27.8%, from 23.4 million BOE in 2005 to 29.9 million BOE in 2006.

In 2006, our net marketing profit, which was derived from marketing revenue less purchase cost of crude oil and oil products, was RMB391.2 million (US$49.0 million), representing an increase of RMB193.9 million (US$25.0 million), or 98.3%, from RMB197.2 million in 2005. Marketing revenue from the Company’s wholly-owned subsidiary, CNOOC China Limited, was RMB15,867.6 million (US$1,987.9 million), representing an increase of RMB6,436.8 million (US$837.8 million) from RMB 9,430.8 million in 2005. The net marketing profit was RMB203.4 million (US$25.5 million), increased 139.3% from last year due to the significantly increase in sales volume in the local market. Marketing revenue from the Company’s wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd., was RMB5,096.5 million (US$638.5 million). Netting off purchase cost of crude oil and oil production, the net marketing profit was RMB187.8 million (US$23.5 million), or 67.3% increased from last year.

Our other income, reported on a net basis, was derived from our other income less corresponding costs. In 2006, our other net income was RMB37.9 million (US$4.8 million), representing a decrease of RMB21.8 million (US$2.5 million) from RMB59.7 million in 2005. The decrease was mainly due to higher service fee charges relating to PSC projects.

EXPENSES

Operating expenses
Our operating expenses in 2006 were RMB6,999.2 million (US$876.9 million), representing an increase of RMB1,064.6 million (US$153.1 million), or 17.9% from RMB 5,934.6 million in 2005. The increase was mainly attributable to the commencement of production of new oil and gas fields in the year. Operating expenses in 2006 were RMB42.3 (US$5.30) per BOE, representing an increase of 9.1% from RMB38.8 (US$4.73) per BOE in 2005. Operating expenses offshore China in 2006 were RMB34.6 (US$4.34) per BOE, representing an increase of 6.6% from 2005. Operating expenses offshore Indonesia in 2006 were RMB119.3 (US$14.94) per BOE, representing an increase of 19.1% from 2005. Besides the increase of service fees, supply vessels, equipment lease, chemicals and fuel, resulting from the higher international crude oil price, the maintenance and repairing cost increased due to the effect of typhoon.

Production taxes
Our production taxes for 2006 were RMB3,315.7 million (US$415.4 million), representing an increase of RMB719.2 million (US$98.7 million), or 27.7% from RMB2,596.5 million in 2005. The increase was mainly due to the increased income from oil and gas sales.

Exploration costs
Our exploration costs for 2006 were RMB1,705.1 million (US$213.6 million), representing an increase of RMB411.4 million (US$55.8 million), or 31.8% from RMB1,293.7 million in 2005, as a result of increased exploration activities.

Depreciation, depletion and amortisation
Our depreciation, depletion and amortisation were RMB6,933.2 million (US$868.6 million) for 2006, repesenting an increase of RMB968.5 million (US$141.2 million), or 16.2% from RMB 5,964.7 million in 2005. Our average depreciation, depletion and amortisation per barrel were RMB41.9 (US$5.25) per BOE, representing an increase of 7.4% from 2005. The increase was mainly attributable to the commencement of production of new oil and gas fields during the year.

Dismantlement
Our dismantling costs for 2006 were RMB472.3 million (US$59.2 million), representing an increase of RMB219.4 million (US$28.4 million) from RMB252.9 million in 2005. The increase was primarily due to the increased dismantling costs resulting from the reevaluation of workload and the higher service fees resulting from the higher international crude oil price. Our average dismantling costs were RMB2.9 (US$0.36) per BOE, which increased from RMB1.7 (US$0.20) per BOE in 2005.

Impairment losses related to property, plant and equipment
Due to the downward revision of the reserve of HZ19-1/2/3 oil fields and the postponement of PY 30-1 gas project, we recognised RMB252.4 million (US$31.6 million) of impairment losses in 2006.

Selling and administrative expenses
Our selling and administrative expenses for 2006 were RMB1,543.8 million (US$193.4 million), representing an increase of RMB173.4 million (US$26.3 million), or 12.7% from RMB1,370.4 million in 2005. Of which, the selling and administrative expenses of companies in China were RMB7.0 (US$0.88) per BOE, representing an increase of 11.8% from 2005. Compared with last year, the increase was mainly attributable to the staff and workers bonus and welfare fund accrued and expense for newly granted share options recognised in 2006.

Finance costs, net of interest income
Our net finance costs for 2006 were RMB1,050.6 million (US$131.6 million), representing an increase of 41.7% from the net finance costs of RMB741.2 million in 2005. On one hand, our interest income increased RMB422.2 million from RMB359.3 million in 2005 to RMB781.5 million in 2006. On the other hand, the finance costs increased significantly due to the losses on fair value changes of the embedded derivative component of the convertible bonds and the effect of increased amount of provision of dismantlement arising from the passage of time. The increases due to the factors mentioned above were RMB1,150.2 million (US$145.3 million), and RMB52.0 million (US$7.2 million) respectively.

Exchange gains/losses, net
Our net exchange gains incurred in 2006 were RMB308.4 million (US$38.6 million), representing an increase of RMB21.4 million (US$3.6 million) from net exchange gains of RMB287.0 million in 2005. Compared with 2005, the increased exchange gains mainly came from the Chinese government’s efforts on the improvement of rate-forming mechanism and the ongoing appreciation of RMB in 2006.

Investment income
Our investment income for 2006 was RMB613.0 million (US$76.8 million), representing a significant increase of RMB365.1 million (US$46.6 million), or 147.3% from RMB247.9 million in 2005. For the purpose of improving performance of current assets portfolio, we increased the investment in financial instruments such as money market funds and the shares of well-known public listed companies. Benefiting from the structural changes in the investment portfolio and the influence from the market, we obtained a favorable return this year.

Share of profits of associates
In 2006, there were gains from our investments in Shanghai Petroleum and Natural Gas Company Limited and CNOOC Finance Corporation Limited. Of them, share of profit from Shanghai Petroleum and Natural Gas Company Limited was RMB246.6 million (US$30.9 million), similar to that of 2005. Share of profit from CNOOC Finance Corporation Limited was RMB75.1 million (US$9.4 million) during the year, representing a significant increase of 65.8% from 2005.

Non-operating income/expenses, net
Our net non-operating income for 2006 was RMB876.4 million (US$109.8 million), and our net non-operating income for 2005 was RMB 28.6 million. The non-operating income in 2006 was mainly contributed by the tax refund from re-investment in China.

Income tax
Our income tax for the year 2006 was RMB13,196.3 million (US$1,653.3 million), representing an increase of RMB2,218.5 million (US$314.5 million), or 20.2% from RMB10,977.8 million in 2005. The primary reason for the increase was the increase in profit before tax. The effective tax rate for 2006 was 29.9%, slightly lower than the effective rate of 30.2% in 2005.

Cash generated from operating activities
Net cash generated from operating activities in 2006 amounted to RMB39,225.6 million (US$4,914.3 million), representing an increase of RMB7,071.8 million (US$993.0 million), or 22.0% from RMB32,153.8 million in 2005.

The increase in cash was mainly due to an increase in profit before tax of RMB7,822.3 million (US$1,100.8 million), an increase in non-cash items such as depreciation, depletion and amortization expenses of RMB968.5 million (US$141.2 million), an increase in finance costs of RMB1,001.3 million (US$128.0 million), an increase in provision for dismantlement of RMB219.4 million (US$28.3 million) and an increase in impairment losses related to property, plant and equipment of RMB162.2 million (US$20.6 million).

Increase of cash flow was also partially offset by an increase of income tax paid of RMB3,025.1 million (US$411.8 million), an increase in short term investment income to be received of RMB146.8 million (US$19.1 million) and a decrease in the loss on disposal and write off of property, plant and equipment of RMB141.2 million (US$17.2 million).

On the other hand, compared with 2005, the increase in operating cash flow was partially attributable to the increase in changes of working capital, mainly due to the increase in changes of current assets from operating activities excluding cash and bank balances of RMB146.8 million (US$26.3 million), and a simultaneous decrease in changes of current liabilities from operating activities of RMB440.0 million (US$59.5 million).

Capital expenditures and investments
Net cash outflow from investing activities in 2006 was RMB39,525.6 million (US$4,951.8 million), representing an increase of RMB10,176.4 million (US$1,372.5 million) from RMB29,349.2 million in 2005.

In line with our use of "successful efforts" method of accounting, total capital expenditures and investments primarily include successful exploration and development expenditures and purchases of oil and gas properties. Total capital expenditures were RMB44,216.6 million (US$5,539.5 million) in 2006, representing an increase of RMB26,747.1 million (US$3,409.0 million), or 153.1%, from RMB17,469.5 million in 2005. Capital expenditures in 2006 mainly comprised of RMB23,041.1 million (US$2,886.6 million) for exploration and development activities, and RMB21,175.5 million (US$2,652.9 million) for acquisition of working interests of OML130 and OPL229. Our development expenditures in 2006 related principally to the development of PanYu 30-1, Bozhong 25-1/25-1S, PL19-3 phase II, NanPu 35-2 oil and gas fields.

In addition, cash inflow was attributable to the decrease in time deposits with maturities over three months of RMB2,967.2 million (US$371.7 million), and the net cash inflow for the available-for-sale financial assets of RMB1,722.2 million (US$215.8 million).

Financing activities

The net cash flow arising from financing activities in 2006 was an inflow of RMB6,038.7 million (US$756.5 million), while in 2005 was an outflow of RMB7,786.4 million (US$949.6 million). Compared with 2005, the cash inflow was mainly contributed by bank loans borrowed and proceeds from the issue of new shares, which were RMB2,413.8 million (US$302.4 million), and RMB14,242.8 million (US$1,784.4 million) respectively during the year. The distribution of dividends of RMB9,813.7 million (US$1,229.5 million), and the repayment of bank loans of RMB807.9 million (US$101.2 million) by the Group generated a total cash outflow of RMB 10,621.5 million (US$1,330.7 million).

Repayment arrangements of our total debts as at 31 December 2006 were as follows:

	Debt maturities principal only
	Original currency
				Total
				RMB	Total US$
Due by 31 December	US$	JPY	RMB	equivalent	equivalent
	(in millions, except percentages)
2007	—	271.5	—	17.8	2.3
2008-2010	1,016.6	—	—	7,938.6	1,016.6
2011-2012	551.0	—	500.0	4,802.6	615.0
2013 and beyond	678.7	—	—	5,300.0	678.7
Total	2,246.3	271.5	500.0	18,059.0	2,312.6
Percentage of total debt	97.1%	0.1%	2.8%	100.0%	100.0%

The gearing ratio of the Company was 15.9% . Gearing ratio is (Total Debt)/(Total Debt + Equity).

Market risks

Our market risk exposures primarily consist of fluctuations in oil and gas prices, exchange rates and interest rates.

Oil and gas price risk

As our oil and gas prices are mainly determined by reference to the oil and gas prices in international markets, changes in international oil and gas prices have a large impact on us. International oil and gas prices are volatile, and this volatility has a significant effect on our net sales and net profits.

Currency risk

Substantially all of the Group’s oil and gas sales are denominated in Renminbi and US dollars. In the past decade, the PRC government’s policies of maintaining a stable exchange rate and China’s ample foreign reserves have contributed to the stability of the Renminbi. Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the United States dollar (“US dollars”). From that day to 31 December 2006, Renminbi has appreciated by approximately 5.65% against US dollars.

The appreciation of Renminbi against US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars, the Group’s oil and gas sales may decrease due to the depreciation of US dollars against Renminbi. On the other hand, the depreciation of US dollars against Remminbi will also decrease the Group’s costs for imported equipment and materials, most of which are denominated in US dollars. In addition, the debt repayment by the Group will decrease since more than 97% of the Group’s debts are also denominated in U.S. dollars.

As of the end of 2006, the balance of the yen-denominated loans was only RMB17.8 million. Since the Group has hedged the yen loans against foreign currency swaps, the Group does not expect any significant exchange risk relating to Japanese yen in the future.

Interest rate risk

As of the end of 2006, the interest rates for 89% of the Group’s debts were fixed. The term of the weighted average balance was approximately 7.3 years. The average interest rate payable by the Group is considered to be favourable under the environment of rising interest rate hike.

Significant investments and material acquisitions

(i) On 8 January 2006, CNOOC Limited signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the offshore Oil Mining License 130 (“OML130”) in Nigeria for US$2.268 billion in cash. On 20 April 2006, the Company completed its acquisition at a total consideration of US$2.268 billion plus a working capital adjustment of US$424 million for financial, operating and capital expenditures. OML130 has not started commercial production.

(ii) On 27 January 2006, the Group signed an agreement to acquire a 92.1% equity interest in AERD Projects Nigeria Limited, which holds a 38% working interest in the Offshore Oil Prospecting License 229 (“OPL229”) in Nigeria at a consideration of US$60 million. The transaction was completed on 4 December 2006. After the transaction, the Group acquired a 35% working interest in OPL229, which was still in an exploration stage as at 31 December 2006.

EMPLOYEES

We had 2,929 employees as at 31 December 2006.

We have adopted 4 share option schemes for directors, senior management officers and other eligible grantees of the Company since 4 February 2001. The Board has granted options to senior management officers pursuant to each share option scheme.

During the year, as a result of corporate growth and surging production costs, the Company took steps to enhance the planning and budget control of its labor costs by implementing target benchmarks in performance appraisals to guide various business units to cut their labor costs and to increase the accuracy rate of their compensation budgets.

At the same time, in order to maximize our return on human resources, the Company paid particular attention to critical business units and key positions in formulating compensation budgets and resources allocation.

In addition, the Company made adjustments to the compensation and allowance policy for overseas staff based on the inflation rates and exchange rates of their homeland countries/regions.

CHARGES ON ASSETS

CNOOC NWS Private Limited is a wholly owned subsidiary, and together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interests in the NWS Project.

CONTINGENT LIABILITIES

The Company and certain of its subsidiaries are the named defendants (the “Defendants”) in a case brought by a partner of a joint operating agreement (“JOA”) in Indonesia (the “Plaintiff”). The Plaintiff is claiming its right under the JOA to request the Defendants to assign part of their interests acquired in the Tangguh Liquefied Natural Gas Project (“Tangguh LNG Project”) based on the costs expended by the Defendants. The case is scheduled to be tried in November 2007. The Tangguh LNG Project is still under development.

As the case is still in a preliminary stage, the management considers that the outcome of any judgment on the lawsuit as quite uncertain and any expenditure from the lawsuit is not estimable. Consequently, no provision has been made for any expenses that might arise from the case.

Independent Auditors’ Report

To the shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements of CNOOC Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 58 to 120, which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors’ responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and the true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group’s profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
29 March 2007

Consolidated Income Statement

Year ended 31 December 2006
(All amounts expressed in thousands of Renminbi, except per share data)

		Group
	Notes	2006	2005
REVENUE
Oil and gas sales	7, 30	67,827,953	53,417,669
Marketing revenues	8	20,964,093	15,901,325
Other income		155,238	136,749

		88,947,284	69,455,743
EXPENSES
Operating expenses		(6,999,184)	(5,934,598)
Production taxes		(3,315,661)	(2,596,543)
Exploration expenses		(1,705,075)	(1,293,687)
Depreciation, depletion and amortisation	10	(6,933,214)	(5,964,740)
Dismantlement	31	(472,269)	(252,857)
Special oil gain levy	9	(3,981,170)	—
Impairment losses related to property, plant and equipment		(252,357)	(90,190)
Crude oil and product purchases	8	(20,572,935)	(15,704,100)
Selling and administrative expenses		(1,543,777)	(1,370,368)
Others		(117,301)	(77,062)

		(45,892,943)	(33,284,145)

PROFIT FROM OPERATING ACTIVITIES		43,054,341	36,171,598

Interest income	10	781,536	359,294
Finance costs	11	(1,832,130)	(1,100,532)
Exchange gains, net	10	308,382	287,027
Investment income	10	613,028	247,893
Share of profits of associates		321,676	307,075
Non-operating income/(expenses), net		876,423	28,579

PROFIT BEFORE TAX	10	44,123,256	36,300,934

Tax	14	(13,196,313)	(10,977,812)

PROFIT FOR THE YEAR		30,926,943	25,323,122
DIVIDENDS
Interim dividend	16	5,334,091	2,138,128
Special interim dividend	16	—	2,138,128
Proposed final dividend	16	6,001,819	4,250,391

		11,335,910	8,526,647
EARNINGS PER SHARE
Basic	17	RMB0.73	RMB0.62
Diluted	17	RMB0.73	RMB0.61

DIVIDEND PER SHARE
Interim dividend	16	RMB0.12	RMB0.05
Special interim dividend	16	RMB—	RMB0.05
Proposed final dividend	16	RMB0.14	RMB0.10

Consolidated Balance Sheet

31 December 2006
(All amounts expressed in thousands of Renminbi)

		Group
	Notes	2006	2005
NON-CURRENT ASSETS
Property, plant and equipment, net	18	103,406,376	66,625,167
Intangible assets	19	1,409,053	1,299,643
Interests in associates	21	1,543,515	1,401,839
Available-for-sale financial assets	24	1,017,000	1,017,000

Total non-current assets		107,375,944	70,343,649

CURRENT ASSETS
Accounts receivable, net	22	5,437,873	5,277,784
Inventories and supplies	23	1,691,479	1,199,626
Due from related companies	30	2,340,447	2,099,197
Other current assets		2,435,363	806,115
Available-for-sale financial assets	24	12,390,058	13,846,935
Time deposits with maturity over three months	25	9,232,797	12,200,000
Cash and cash equivalents	25,30	14,364,055	8,991,758

Total current assets		47,892,072	44,421,415

CURRENT LIABILITIES
Accounts payable	26	4,145,977	2,867,678
Other payables and accrued liabilities	27	5,481,499	5,206,943
Current portion of long term bank loans	28	17,816	825,674
Due to the parent company	30	456,961	488,482
Due to related companies	30	1,175,271	759,934
Tax payable	14	3,203,856	3,467,505

Total current liabilities		14,481,380	13,616,216

NET CURRENT ASSETS		33,410,692	30,805,199

TOTAL ASSETS LESS CURRENT LIABILITIES		140,786,636	101,148,848

NON-CURRENT LIABILITIES
Long term bank loans	28	2,438,172	24,392
Long term guaranteed notes	29	17,885,841	16,531,780
Provision for dismantlement	31	5,412,581	4,161,663
Deferred tax liabilities	14	7,236,169	6,827,916

Total non-current liabilities		32,972,763	27,545,751

Net assets		107,813,873	73,603,097

EQUITY
Equity attributable to equity holders of the Company
Issued capital	32	923,653	876,635
Reserves	33	106,848,275	72,726,462

		107,771,928	73,603,097

Minority interest	4, 33	41,945	—

Total equity		107,813,873	73,603,097

Zhou Shouwei	Yang Hua
Director	Director

Consolidated Statement of Changes in Equity

Year ended 31 December 2006
(All amounts expressed in thousands of Renminbi)

	Issued share capital	Share premium and capital redemption reserve	Cumulative translation reserve	Statutory and non-distributive reserves	Other reserves	Retained earnings	Total	Minority Interests	Total equity
Balances at 1 January 2005	876,586	20,761,597	(19,654)	9,413,610	110,144	25,300,507	56,442,790	—	56,442,790
Changes in fair value of
available-for-sale investments	—	—	—	—	69,069	—	69,069	—	69,069
Exchange realignment	—	—	(493,289)	—	—	—	(493,289)	—	(493,289)
Total income and expenses for the
year recognised directly in equity	—	—	(493,289)	—	69,069	—	(424,220)	—	(424,220)
Profit for the year	—	—	—	—	—	25,323,122	25,323,122	—	25,323,122
Total income and expenses for the year	—	—	(493,289)	—	69,069	25,323,122	24,898,902	—	24,898,902
2004 final dividends	—	—	—	—	—	(3,495,962)	(3,495,962)	—	(3,495,962)
2005 interim dividends	—	—	—	—	—	(4,276,256)	(4,276,256)	—	(4,276,256)
Exercise of share options	49	4,451	—	—	—	—	4,500	—	4,500
Appropriation to statutory reserves	—	—	—	2,268,364	—	(2,268,364)	—	—	—
Equity-settled share option expenses	—	—	—	—	29,123	—	29,123	—	29,123
Balances at 31 December 2005*	876,635	20,766,048	(512,943)	11,681,974	208,336	40,583,047	73,603,097	—	73,603,097
Balances at 1 January 2006	876,635	20,766,048	(512,943)	11,681,974	208,336	40,583,047	73,603,097	—	73,603,097
Changes in fair value of available-for-sale
investments	—	—	—	—	(9,059)	—	(9,059)	—	(9,059)
Exchange realignment	—	—	(1,257,594)	—	—	—	(1,257,594)	—	(1,257,594)
Total income and expenses for the year
recognised directly in equity	—	—	(1,257,594)	—	(9,059)	—	(1,266,653)	—	(1,266,653)
Profit for the year	—	—	—	—	—	30,926,943	30,926,943	—	30,926,943
Total income and expenses for the year	—	—	(1,257,594)	—	(9,059)	30,926,943	29,660,290	—	29,660,290
Acquisition of a subsidiary (note 4)	—	—	—	—	—	—	—	41,945	41,945
2005 final dividends	—	—	—	—	—	(4,479,620)	(4,479,620)	—	(4,479,620)
2006 interim dividends	—	—	—	—	—	(5,334,091)	(5,334,091)	—	(5,334,091)
Transfer to/(from) reserve**	—	—	—	5,000,000	—	(5,000,000)	—	—	—
Issue of shares	46,994	14,195,775	—	—	—	—	14,242,769	—	14,242,769
Exercise of share options	24	3,691	—	—	—	—	3,715	—	3,715
Appropriation to statutory reserve	—	—	—	2,778,657	—	(2,778,657)	—	—	—
Equity-settled share option expenses	—	—	—	—	75,768	—	75,768	—	75,768
Balances at 31 December 2006*	923,653	34,965,514	(1,770,537)	19,460,631	275,045	53,917,622	107,771,928	41,945	107,813,873

*	These reserve accounts comprise the consolidated reserves of approximately RMB106,848,275,000 (2005: RMB72,726,462,000) in the consolidated balance sheet.

**
During the year, one of the Company’s subsidiaries, CNOOC China Limited, increased its share capital from RMB15 billion to RMB20 billion through the reinvestment of its retained earnings from prior periods.

Consolidated Cash Flow Statement

Year ended 31 December 2006
(All amounts expressed in thousands of Renminbi)

		Group
	Notes	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	35	50,901,846	41,695,648
Income taxes paid		(12,874,544)	(9,849,454)
Interest received		781,536	359,294
Dividends received from associates		180,000	232,346
Investment income received		264,134	45,785
Interest paid		(27,376)	(329,797)

Net cash inflow from operating activities		39,225,596	32,153,822

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties	4	(21,175,390)	(864,007)
Additions of property, plant and equipment		(23,041,164)	(16,605,548)
Decrease/(increase) in time deposits with maturity over three months		2,967,203	(3,597,000)
Purchases of available-for-sale financial assets		(12,281,407)	(21,487,478)
Disposals of available-for-sale financial assets		14,003,627	13,204,817
Proceeds from disposal of property, plant and equipment		1,520	—

Net cash outflow from investing activities		(39,525,611)	(29,349,216)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new or existing bank loans		2,413,780	—
Net proceeds on issue of shares		14,242,768	—
Repayment of bank loans		(807,858)	(18,654)
Dividends paid		(9,813,711)	(7,772,218)
Proceeds from exercise of share options		3,715	4,500

Net cash inflow/(outflow) from financing activities		6,038,694	(7,786,372)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		5,738,679	(4,981,766)
Cash and cash equivalents at beginning of year		8,991,758	14,091,524
Effect of foreign exchange rate changes, net		(366,382)	(118,000)

CASH AND CASH EQUIVALENTS AT END OF YEAR		14,364,055	8,991,758

ANALYSIS OF BALANCE OF CASH AND CASH EQUIVALENTS
Cash and cash equivalents		14,364,055	8,991,758

Balance Sheet

31 December 2006
(All amounts expressed in thousands of Renminbi)

			Company
		Notes	2006	2005

NON-CURRENT ASSETS
Property, plant and equipment, net		18	824	1,074
Investments in subsidiaries		20	7,766,979	7,766,971
Loans to a subsidiary		20	3,918,213	4,138,290

Total non-current assets			11,686,016	11,906,335

CURRENT ASSETS
Other current assets			53,146	1,848
Due from the parent company		30	—	34
Due from subsidiaries		20	42,074,828	22,213,478
Available-for-sale financial assets		24	6,040,507	9,086,576
Cash and cash equivalents		25	3,970,804	572,792

Total current assets			52,139,285	31,874,728

CURRENT LIABILITIES
Other payables and accrued liabilities			15,499	52,532
Due to subsidiaries		20	15,339,207	14,468,726

Total current liabilities			15,354,706	14,521,258

NET CURRENT ASSETS			36,784,579	17,353,470

Net assets			48,470,595	29,259,805

EQUITY
Issued capital		32	923,653	876,635
Reserves		33	47,546,942	28,383,170

Total equity			48,470,595	29,259,805

Zhou Shouwei	Yang Hua
Director	Director

Notes to Financial Statements
31 December 2006
(All amounts expressed in Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong"), the People’s Republic of China (the "PRC") on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries. During the year, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors, the parent and the ultimate holding company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

2.1	IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")
The Hong Kong Institute of Certified Public Accountants has issued the following new and amended HKFRSs, which are amendments mandatory for annual periods beginning on or after 1 January 2006:

HKAS 21 Amendment	Net Investment in a Foreign Operation
HKAS 27 Amendment	Consolidated and Separate Financial Statements: Amendments as a consequenceof the Hong Kong Companies (Amendment) Ordinance 2005
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 Amendment	The Fair Value Option
HKFRS 1 & 6 Amendments	First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease

(a)	HKAS 21 Amendment – Net Investment in a Foreign Operation

Upon the adoption of the HKAS 21 Amendment regarding a net investment in a foreign operation, all exchange differences arising from a monetary item that forms part of the Group’s net investment in a foreign operation are recognised in a separate component of equity in the consolidated financial statements irrespective of the currency in which the monetary item is denominated.

(b)	HKAS 27 Amendments – Consolidated and Separate Financial Statements: Amendments as a consequence of the Companies (Amendment) Ordinance 2005

The adoption of the revised HKAS 27 has resulted in a change in accounting policy relating to the definition of a subsidiary for the purpose of the consolidated financial statements as described in note 3 "Summary of significant accounting policies" below.

(c)	HKAS 39 & HKFRS 4 Amendments – Financial Guarantee Contracts

This amendment has revised the scope of HKAS 39 to require financial guarantee contracts issued that are not considered insurance contracts, to be recognised initially at fair value and to be remeasured at the higher of the amount determined in accordance with HKAS 37 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 Revenue.

(d)	HKAS 39 Amendment – Cash Flow Hedge Accounting of Forecast Intragroup Transactions

This amendment has revised HKAS 39 to permit the foreign currency risk of a highly probable intra-group forecast transaction to qualify as the hedged item in a cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the consolidated income statement.

2.1	IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") (continued)
(e) HKAS 39 Amendment – The Fair Value Option

This amendment has changed the definition of a financial instrument at fair value through profit or loss and has restricted the use of the option to designate any financial asset or any financial liability to be measured at fair value through the income statement.

(f) HKFRS 6 – Exploration for and Evaluation of Mineral Resources
HKFRS 6 deals with the accounting for exploration for and evaluation of mineral resources, including oil and gas.

(g) HK(IFRIC)-Int 4 – Determining Whether an Arrangement contains a Lease
The Group has adopted this interpretation as of 1 January 2006, which provides guidance in determining whether arrangements contain a lease to which lease accounting must be applied.

The adoption of these new and revised Hong Kong Financial Reporting Standards, amendments and interpretation did not have a material impact on the Group’s results of operations or financial position.

2.2	IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS
The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised HKFRSs that are not mandatory for these financial statements. The Group has not early applied these HKFRSs in these financial statements. Unless otherwise stated, the following HKFRSs are effective for accounting periods beginning on or after 1 January 2007:

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HKFRS 8	Operating Segments
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29
Financial Reporting in Hyperinflationary Economies
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions

The HKAS 1 Amendment will affect the disclosures about qualitative information about the Group’s objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 requires disclosures that enable users of the financial statements to evaluate the significance of the Group’s financial statements and the nature and extent of risks arising from those financial instruments and also incorporates many of the disclosure requirements of HKAS 32.

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The Standard requires the disclosure of information about the operating segments of the Group, the products and services provided by the segments, the geographical areas in which the Group operates, and revenues for the Group’s major customers. This Standard will supercede HKAS 14 Segment Reporting.

HK(IFRIC)-Int 7, HK(IFRIC)-Int 8, HK(IFRIC)-Int 9, HK(IFRIC)-Int 10 and HK(IFRIC)-Int 11 shall be applied for annual periods beginning on or after 1 March 2006, 1 May 2006, 1 June 2006, 1 November 2006 and 1 March 2007 respectively.

The Group is in the process of making an assessment of the impact of these new and revised HKFRSs upon initial application. So far, it has concluded that while the adoption of the HKAS 1 Amendment and HKFRS 7 may result in new or amended disclosures, these new and revised HKFRSs are unlikely to have a significant impact on the Group’s results of operations and financial position.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong ("Hong Kong GAAP") and the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention except for available-for-sale investments and derivative financial instruments which have been measured at fair value. These financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2006. The results of subsidiaries are consolidated from the date of acquisition being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued (if any) and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company’s subsidiaries.

Subsidiaries

A subsidiary is an entity in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its Board of Directors; or over which the Company has a contractual right to exercise a dominant influence with respect to that entity’s financial and operating policies.

The results of subsidiaries are included in the Company’s income statement to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group’s share of the post-acquisition results and reserves of the associates are included in the consolidated income statement and consolidated reserves, respectively. The Group’s interests in associates are stated in the consolidated balance sheet at the Group’s share of net assets under the equity method of accounting, less any impairment losses.

The results of associates are included in the Company’s income statement to the extent of dividends received and receivable. The Company’s interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

Joint Ventures

Certain of the group’s activities are conducted through joint arrangements, including the production sharing arrangements detailed in note 5 below. These arrangements are a form of joint venture whereby a contractual arrangement exists between two or more parties to undertake an economic activity that is subject to joint control. These joint arrangements are included in the consolidated financial statements in proportion to the group’s interests in the income, expenses, assets and liabilities of these arrangements.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties
A party is considered to be related to the Group if:

(a)
the party directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

	(b)	the party is an associate;

	(c)	the party is a jointly controlled entity;

	(d)	the party is a member of the key management personnel of the Group or its parent;

	(e)	the party is a close member of the family of any individual referred to in (a) or (d); or

(f)
the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is calculated as the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated income statement in the period in which it arises.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the consolidated income statement in the period in which it arises.

Property, plant and equipment and depreciation
Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation (continued)

(i)	Oil and gas properties

For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

The Group carries exploratory well costs as an asset when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expense. Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon the successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

Productive oil and gas properties and other tangible and intangible costs of producing properties are amortised using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved developed reserves is used to determine the provision of depreciation, depletion and amortisation. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are amortised based on the proved developed reserves of respective oil and gas properties on a pro-rata basis. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depleted until commercial production commences and the reserves related to those costs are excluded from the calculation of depletion.

Capitalised acquisition costs of proved properties are amortised by the unit-of-production method on a property-by-property basis computed according to the total estimated units of proved reserves.

The Group estimates future dismantlement costs for oil and gas properties with reference to the estimates provided from either internal or external engineers after taking into consideration the anticipated method of dismantlement required in accordance with the current legislation and industry practices. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. No market-risk premium has been included in the Company’s calculation of asset retirement obligations balances since no reliable estimate can be made by the Company.

(ii)	Vehicles and office equipment

Vehicles and office equipment are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The Group estimates the useful lives of vehicles and office equipment to be five years.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a recoverable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the consolidated income statement in the year that the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

Research and development costs
All research costs are charged to the consolidated income statement as incurred.

Expenditure (other than relating to oil and gas properties discussed above) incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred. No development costs were capitalised during the year.

Investments and other financial assets

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group considers whether a contract contains an embedded derivative when the Group first becomes a party to it. The embedded derivatives are separated from the host contract which is not measured at fair value through profit or loss when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade dates, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments or financial guarantee contracts. Gains or losses on investments held for trading or these financial assets are recognised in the income statement.

Where a contract contains one or more embedded derivatives, the entire hybrid contract may be designated as a financial asset at fair value through profit or loss, except where the embedded derivative does not significantly modify the cash flows or it is clear that separation of the embedded derivative is prohibited.

Financial assets may be designated upon initial recognition as at fair value through profit or loss if the following criteria are met:

(i)	the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognising gains or losses on them on a different basis;

(ii)	the assets are part of a group of financial assets which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management strategy; or

(iii)	the financial asset contains an embedded derivative that would need to be separately recorded.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (continued)

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the consolidated income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(c)	Held-to-maturity investments
The Group did not hold any financial assets in this category.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available-for-sale or are not classified in any of the other three categories. After initial recognition available-for-sale financial assets are measured at fair value with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the consolidated income statement.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair Value

The fair value of investments that are actively traded in organised financial markets is determined by reference to the quoted market bid price at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

Impairment of financial assets
The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the consolidated income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

Assets carried at amortised cost (continued)

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the consolidated income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot reliably measured has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the consolidated income statement, is transferred from equity to the consolidated income statement. Impairment losses on equity instruments classified as available-for-sale are not reversed through the consolidated income statement.

Impairment losses on debt instruments are reversed through the consolidated income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement.

Derecognition of financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

•	the rights to receive cash flows from the asset have expired;

•	the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or

•
the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash settled option or similar provision) on the transferred asset, the extent of the Group’s continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group’s continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and other payables, an amount due to the ultimate holding company and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

Gains and losses are recognised in the consolidated income statement when the liabilities are derecognised as well as though the amortisation process.

Financial guarantee contracts

Financial guarantee contracts in the scope of HKAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially as its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 Provision, Contingent liabilities and Contingent Assets; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 Revenue.

Convertible bonds

The Group’s convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components according to their fair values for measurement purposes.

The fair value of the liability component is determined using the market rate for an equivalent non-convertible bond on the issuance of convertible bonds and this amount is carried as a long term liability on the amortised cost basis until extinguished on conversion or redemption. The derivative component is remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the income statement. Both the liability and the related embedded derivative components are presented together for financial statements reporting purposes.

Derecognition of financial liabilities
A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the consolidated income statement.

Derivative financial instruments

The Group uses currency swaps, classified as derivative financial instruments, to hedge its risks associated with currency exchange fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to the consolidated income statement.

The fair value of currency swap contracts is determined by reference to market values for similar instruments.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories and supplies

Inventories primarily consist of oil and supplies, which mainly consist of items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. Supplies are capitalised to property, plant and equipment when used for renewals and betterments of oil and gas properties and have resulted in an increase in the future economic values of oil and gas properties or are recognised as expenses when used.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including term deposits with maturity of three months or less which are not restricted to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated income statement.

Provisions for dismantlement are made based on the present value of the future costs expected to be incurred, on a property-by-property basis, in respect of the Group’s expected dismantlement and abandonment costs at the end of the related oil exploration and recovery activities.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated income statement or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•
where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

•
where the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition
Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(i)	Oil and gas sales

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and PRC government share oil that are lifted and sold on behalf of the PRC government. Sales are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

Oil and gas lifted and sold by the Group above or below the Group’s participating interests in the production sharing contracts results in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year end oil prices. Settlement will be in kind when the liftings are equalised or in cash when production ceases.

The Group has entered into gas sale contracts with customers which contain take-or-pay clauses. The clauses require those customers to take a specified minimum volume of gas each year. If the minimum volume of gas is not taken, those customers must pay for the deficiency gas, even though the gas is not taken. Those customers can offset the deficiency payment against any future purchases in excess of the specified volume. The Group records any deficiency payments as deferred revenue which is included in other payables until the make-up gas is taken by those customers or the expiry of the contracts.

(ii)	Marketing revenues

Marketing revenues represent the sale of oil purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil through the Company’s subsidiary in Singapore. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, is transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil to its customers. The cost of the oil sold is included in "crude oil and product purchases".

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

	(iii)	Other income
Other income mainly represents project management fees charged to the foreign partners and handling fees charged to customers and is recognised when the services have been rendered.

	(iv)	Dividend income
Dividend income is recognised when the shareholders’ right to receive payment has been established.

	(v)	Interest income
Interest income from deposits placed with banks and other financial instruments is recognized on a time proportion basis taking into account the effective yield on the assets.

Employee benefits

Share-based payment transactions

The Company has adopted share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations. Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using a Black-Scholes model, further details of which are given in note 32. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expenses recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expenses not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Retirement and termination benefits

The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 5% to 22% of the employees’ basic salaries. The Group’s contributions to these defined contribution plans are charged to expense in the year to which they relate.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Dividends

Final dividends if any proposed by the directors are classified as a separate allocation of retained profits within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim and special interim dividends are simultaneously proposed and declared, because the Company’s memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the group that are outstanding during the period, other than the borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised incurred during a period should not exceed the amount of borrowing cost incurred during that period.

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortisation of discounts or premiums relating to the borrowing, and amortisation of ancillary costs incurred in connection with arranging the borrowing.

Foreign currencies

These financial statements are presented in RMB. Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the dates of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries are currencies other than the RMB. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date, and their income statements are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the cumulative translation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the consolidated income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Repairs and maintenance
Repairs and maintenance are normally charged to the income statement as operating expenses in the period in which they are incurred.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Company is the lessee, rentals payable under the operating leases are charged to the consolidated income statement on the straight-line basis over the lease terms.

Contingencies
Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognised in the financial statements, but are disclosed when an inflow of economic benefits is probable.

Subsequent events

Post-year-end events that provide additional information about the Company’s position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

Use of estimates

The preparation of financial statements in conformity with Hong Kong GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and gas reserve volumes and its future development, purchase price allocation, provision for dismantlement and impairment as well as estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions. Further details are given in notes 3, 18 and 31.

4.	ACQUISITIONS

(i)
On 8 January 2006, CNOOC Limited signed a definitive agreement with South Atlantic Petroleum Limited ("SAPETRO") to acquire a 45% working interest in the offshore Oil Mining License 130 ("OML130") in Nigeria for US$2.268 billion in cash. On 20 April 2006, the Company completed its acquisition at a total consideration of US$2.268 billion plus a working capital adjustment of US$424 million for financial, operating and capital expenditures. OML130 has not started commercial production.

(ii)	On 27 January 2006, the Group signed an agreement to acquire a 92.1% equity interest in AERD Projects Nigeria Limited, which holds a 38% working interest in the Offshore Oil Prospecting License 229 ("OPL229") in Nigeria at a consideration of US$60 million. The transaction was completed on 4 December 2006. After the transaction, the Group acquired a 35% working interest in OPL229, which was still in an exploration stage as at 31 December 2006.

5.	PRODUCTION SHARING CONTRACTS
The PRC

For production sharing contracts in relation to offshore China (the "China PSC"), the foreign parties to the China PSC ("foreign partners") are normally required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

After the initial exploration stage, the development and operating costs are funded by the Group and the foreign partners according to their respective percentage of participating interests.

In general, the Group has the option to take up to 51% participating interests in a China PSC and may exercise such option after the foreign partners have independently undertaken all the exploration costs and risks,  completed all the exploration works and made viable commercial discoveries.

After the Group exercises its option to take participating interests in a China PSC, the Group accounts for the oil and gas properties using the proportional method under which the Group recognises its share of development costs, revenues and expenses from such operations according to its participating interest in the China PSC. The Group does not account for either the exploration costs incurred by its foreign partners or the foreign partners’ share of development costs and revenues and expenses from such operations.

Part of the annual gross production of oil and gas in the PRC is distributed to the PRC government as settlement of royalties which are payable pursuant to a sliding scale. The Group and the foreign partners also pay the value-added tax, currently classified as production tax, to the tax bureau at a pre-determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs, operating costs incurred and related interest according to the participating interests between the Group and the foreign partners. Any remaining oil after the foregoing priority allocations is first distributed to the PRC government as government share oil on a pre-determined ratio pursuant to a sliding scale, and then distributed to the Group and the foreign partners according to their respective participating interests. As the government share oil is not included in the Group’s interest in the annual production, the net sales revenue of the Group do not include the sales revenue of the government share oil.

The foreign partners have the right either to take possession of their allocable remainder oil for sale in the international market, or to negotiate with the Group to sell their allocable remainder oil to the Group for sale in the PRC market.

Overseas

In certain countries, the Group and the other partners to the overseas production sharing contracts are required to bear all exploration, development and operating costs according to their respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

The Group’s net interest in the production sharing contracts in overseas consists of its participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the local government and/or the domestic market obligation.

In other countries, the Group, as one of the title owners under certain exploration and/or production licenses or permits, is required to bear all exploration, development and operating costs together with other co-owners. Once production occurs, certain percentage of the annual production or revenue will first be distributed to the local government, which, in most of cases, with the nature of royalty, and the rest of the annual production or revenue will be allocated among the co-owners. Exploration, development and operating costs can be deductible for the purpose of income tax calculation in accordance with local tax regulations.

6.	SEGMENT INFORMATION
Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

Intersegment transactions: segment revenue, segment expenses and segment performance include transfers between business segments and between geographical segments. Such transfers are accounted for at cost. Those transfers are eliminated on consolidation.

(a)	Business segments

The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, production sharing contracts with foreign partners and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses the performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income taxes.

The following table presents revenue, profit and certain assets, liabilities and expenditure information for the Group’s business segments for the years ended 31 December 2006 and 2005.

	Independent operations		Production sharing contracts		Trading business		Unallocated		Eliminations		Consolidated
	2006 RMB '000	2005 RMB '000	2006 RMB '000	2005 RMB '000	2006 RMB '000	2005 RMB '000	2006 RMB '000	2005 RMB '000	2006 RMB '000	2005 RMB '000	2006 RMB '000	2005 RMB '000

Sales to external customers:
Oil and gas sales	31,431,976	22,808,733	36,395,977	30,608,936	—	—	—	—	—	—	67,827,953	53,417,669
Marketing revenues	—	—	—	—	20,964,093	15,901,325	—	—	—	—	20,964,093	15,901,325
Intersegment revenues	851,604	1,598,171	11,056,807	7,467,429	—	—	—	—	(11,908,411)	(9,065,600)	—	—
Other income	19,809	13,093	89,239	103,047	—	—	46,190	20,609	—	—	155,238	136,749

Total	32,303,389	24,419,997	47,542,023	38,179,412	20,964,093	15,901,325	46,190	20,609	(11,908,411)	(9,065,600)	88,947,284	69,455,743

Segment results
Operating expenses	(2,538,092)	(2,095,273)	(4,461,092)	(3,839,325)	—	—	—	—	—	—	(6,999,184)	(5,934,598)
Production taxes	(1,606,059)	(1,154,771)	(1,709, 602)	(1,441,772)	—	—	—	—	—	—	(3,315,661)	(2,596,543)
Exploration costs	(1,296,424)	(1,025,993)	(408,651)	(267,694)	—	—	—	—	—	—	(1,705,075)	(1,293,687)
Depreciation, depletion and amortisation	(2,502,336)	(2,554,896)	(4,430,878)	(3,409,844)	—	—	—	—	—	—	(6,933,214)	(5,964,740)
Dismantlement	(242,855)	(152,796)	(229,414)	(100,061)	—	—	—	—	—	—	(472,269)	(252,857)
Special oil gain levy	(1,928,985)	—	(2,052,185)	—	—	—	—	—	—	—	(3,981,170)	—
Impairment loss related to property,
plant and equipment	(150,399)	(39,494)	(101,958)	(50,696)	—	—	—	—	—	—	(252,357)	(90,190)
Crude oil and product purchases	(851,604)	(1,598,171)	(11,056,807)	(7,467,429)	(20,572,935)	(15,704,100)	—	—	11,908,411	9,065,600	(20,572,935)	(15,704,100)
Selling and administrative expenses	(82,377)	(39,486)	(708,652)	(676,062)	—	—	(752,748)	(654,820)	—	—	(1,543,777)	(1,370,368)
Others	(6,134)	—	(101,147)	(77,062)	—	—	(10,020)	—	—	—	(117,301)	(77,062)
Interest income	—	—	82,747	7,328	—	—	698,789	351,966	—	—	781,536	359,294
Finance costs	(200,110)	(183,325)	(112,379)	(94,885)	—	—	(1,519,641)	(822,322)	—	—	(1,832,130)	(1,100,532)
Exchange gains/(losses), net	(19)	—	19,544	(5,119)	—	—	288,857	292,146	—	—	308,382	287,027
Investment income	—	—	—	—	—	—	613,028	247,893	—	—	613,028	247,893
Share of profits of associates	—	—	—	—	—	—	321,676	307,075	—	—	321,676	307,075
Non-operating income/(expenses), net	—	—	—	—	—	—	876,423	28,579	—	—	876,423	28,579
Tax	—	—	—	—	—	—	(13,196,313)	(10,977,812)	—	—	(13,196,313)	(10,977,812)

Profit for the year	20,897,995	15,575,792	22,271,549	20,756,791	391,158	197,225	(12,633,759)	(11,206,686)	—	—	30,926,943	25,323,122

Other segment information
Segment assets	34,244,925	25,054,275	76,750,372	51,125,491	1,793,132	2,413,195	40,936,072	34,770,264	—	—	153,724,501	113,363,225
Investments in associates	—	—	—	—	—	—	1,543,515	1,401,839	—	—	1,543,515	1,401,839

Total assets	34,244,925	25,054,275	76,750,372	51,125,491	1,793,132	2,413,195	42,479,587	36,172,103	—	—	155,268,016	114,765,064
Segment liabilities	(5,505,398)	(5,187,124)	(11,105,725)	(12,876,516)	(304,333)	(667,336)	(30,538,687)	(22,430,991)	—	—	(47,454,143)	(41,161,967)
Capital expenditure	8,839,966	7,806,927	35,673,922	8,914,306	—	—	128,538	144,442	—	—	44,642,426	16,865,675

6.	SEGMENT INFORMATION (continued)

(b)	Geographical segments

The Group mainly engaged in the exploration, development and production of crude oil, natural gas and other petroleum products at offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Canada, Singapore, Myanmar and Nigeria.

In determining the Group’s geographical segments, revenues and results are attributed to the segments based on the location of the Group’s customers, and assets are attributed to the segments based on the location of the Group’s assets. No further analysis of geographical segment information is presented for revenues as over 84% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain assets and capital expenditure information for the Group’s geographical segments for the years ended 31 December 2006 and 2005.

	PRC		Africa		South East Asia		Others		Consolidation and Elimination		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	141,671,505	96,297,414	24,885,876	3,296	19,006,251	15,489,010	35,901,096	12,795,292	(66,196,712)	(9,819,948)	155,268,016	114,765,064
Capital expenditure	15,794,450	14,496,690	25,265,423	—	3,384,807	2,363,233	197,746	5,752	—	—	44,642,426	16,865,675

7.	OIL AND GAS SALES

	Group
	2006	2005
	RMB’000	RMB’000

Gross sales	72,709,179	57,988,465
Less: Royalties	(752,958)	(708,537)
PRC government share oil	(4,128,268)	(3,862,259)

	67,827,953	53,417,669

8.	MARKETING PROFIT

	Group
	2006	2005
	RMB’000	RMB’000

Marketing revenues	20,964,093	15,901,325
Crude oil and product purchases	(20,572,935)	(15,704,100)

	391,158	197,225

9.	SPECIAL OIL GAIN LEVY

During the year, a Special Oil Gain Levy ("SOG Levy") was imposed by the Ministry of Finance of the PRC at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in PRC exceeding US$40 per barrel. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purpose and is calculated based on the actual volume of the crude oil entitled.

10.	PROFIT BEFORE TAX
The Group’s profit before tax is arrived at after charging/(crediting):

	Group
	2006	2005
	RMB’000	RMB’000

Crediting:
Interest income on bank deposits	(781,536)	(359,294)
Exchange gains, net	(308,382)	(287,027)
Investment income from listed investments	(229,506)	(190,709)
Investment income from unlisted investments	(383,522)	(57,184)

Investment income	(613,028)	(247,893)

Charging:
Auditors’ remuneration:
- Audit fee	10,443	7,961
- Other fees	4,709	2,098

	15,152	10,059

Employee benefit expense (including directors’ remuneration (note 12)):
- Wages, salaries and allowances	501,563	363,668
- Labour costs paid to contractors	1,190,862	750,651
- Equity-settled share option expense	75,768	29,123

	1,768,193	1,143,442

Depreciation, depletion and amortisation:
- Property, plant and equipment	6,874,340	5,941,755
- Intangible assets	23,864	—
Add: Oil in tank adjustments	35,010	22,985

	6,933,214	5,964,740

Operating lease rentals:
- Office properties	83,848	87,440
- Equipment	580,568	641,846

	664,416	729,286

Loss on disposal of property, plant and equipment	408	9,629
Repairs and maintenance	1,233,037	1,047,979
Research and development costs	377,119	401,640
Provision for inventory obsolescence	2,004	33,088

11.	FINANCE COSTS

	Group
	2006	2005
	RMB ’000	RMB ’000
Interest on bank loans which are
- repayable within five years	51,345	98,892
- repayable after five years	10,631	—
Interest on other loans (including convertible bonds)	907,565	671,849
Other borrowing costs	1,535	3,773

Total borrowing costs	971,076	774,514

Less: Amount capitalised in property, plant and equipment (note 18)	(913,175)	(245,987)

	57,901	528,527
Other finance costs:
Increase in discounted amount of provisions arising from the passage of time (note 31)	250,922	198,945
Fair value losses on embedded derivative component of convertible bonds	1,523,307	373,060

	1,832,130	1,100,532

The interest rates used for interest capitalisation represented the cost of capital from raising the related borrowings and varied from 4.1% to 6.375% (2005: from 4.1% to 9.2%) per annum for the year ended 31 December 2006.

12.     DIRECTORS’ REMUNERATION AND SHARE OPTION BENEFITS

Directors’ remuneration and share option benefits, disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance, are as follows:

	Fees(1) RMB ’000	Salaries, allowances and benefits in kind(1) RMB ’000	Performance related bonuses RMB ’000	Pension scheme contributions RMB ’000	Amount paid/payable during the year RMB ’000	Share option benefits(4) RMB ’000	Total RMB ’000
2006
Executive directors:
Fu Chengyu	—	4,361	—	89	4,450	5,184	9,634
Zhou Shouwei	—	3,487	—	81	3,568	3,644	7,212
Wu Guangqi	—	2,385	—	80	2,465	2,196	4,661
Yang Hua	—	2,870	—	79	2,949	2,392	5,341

Subtotal	—	13,103	—	329	13,432	13,416	26,848

Non-executive directors(6):
Luo Han	977	300	—	80	1,357	2,392	3,749
Cao Xinghe	977	300	—	80	1,357	1,538	2,895
Wu Zhenfang	977	300	—	80	1,357	1,538	2,895

Subtotal	2,931	900	—	240	4,071	5,468	9,539

Independent non-executive
directors:
Chiu Sung Hong	977	—	—	—	977	181	1,158
Evert Henks	977	—	—	—	977	181	1,158
Kenneth S. Courtis(2)	407	—	—	—	407	181	588
Tse Hau Yin, Aloysius	977	—	—	—	977	—	977
Lawrence J. Lau(5)	—	—	—	—	—	—	—
Edgar W. K. Cheng(3)	—	—	—	—	—	—	—

Subtotal	3,338	—	—	—	3,338	543	3,881

Total	6,269	14,003	—	569	20,841	19,427	40,268

2005
Executive directors:
Fu Chengyu	—	4,411	—	—	4,411	2,236	6,647
Zhou Shouwei	—	3,519	—	82	3,601	1,653	5,254
Luo Han	—	1,291	—	—	1,291	1,086	2,377
Cao Xinghe	—	430	—	—	430	269	699
Wu Zhenfang	—	430	—	—	430	269	699
Wu Guangqi	—	1,377	—	—	1,377	542	1,919
Yang Hua	—	967	—	22	989	1,086	2,075
Jiang Longsheng	—	563	—	—	563	55	618

Subtotal	—	12,988	—	104	13,092	7,196	20,288

Independent non-executive
directors:
Chiu Sung Hong	619	—	—	—	619	437	1,056
Evert Henks	619	—	—	—	619	437	1,056
Kenneth S Courtis(2)	619	—	—	—	619	437	1,056
Tse Hau Yin, Aloysius	350	—	—	—	350	—	350
Erwin Schurtenberger	153	—	—	—	153	54	207
Lawrence J. Lau(5)	—	—	—	—	—	—	—

Subtotal	2,360	—	—	—	2,360	1,365	3,725

Total	2,360	12,988	—	104	15,452	8,561	24,013

12.      DIRECTORS’ REMUNERATION AND SHARE OPTION BENEFITS (continued)

Notes:

(1)     Fees and salaries, allowances and benefits in kind represent the gross amount (before Hong Kong individual salary tax) paid/payable to individual directors.

(2)     Dr. Kenneth S. Courtis, who retired as an independent non-executive director of the Company with effect from 24 May 2006, following the conclusion of the Company’s annual general meeting, exercised his right to subscribe for 1,150,000 shares of options granted under the 2002 Share Option Scheme of the Company and the allotment was completed on 2 August 2006. After that, Dr. Kenneth S. Courtis does not hold any share options of the Company.

(3)     On 24 May 2006, Dr. Edgar W. K. Cheng was elected as an independent non-executive director of the Company by the shareholders at the annual general meeting of the Company. Dr. Edgar W. K. Cheng waived his remuneration in 2006.

(4)     During the year, certain directors were granted share options in respect of their services to the Group under the applicable share option schemes of the Company, further details of which are set out in note 32 to the financial statements. The fair value of such options which have been recognised to the income statement over the vesting period, was determined as at the date of grant and the amount included in the financial statements for the current year is included in the above directors’ remuneration disclosures.

(5)     Professor Lawrence J. Lau, appointed as an independent non-executive director of the Company on 31 August 2005, waived his remuneration in 2005 and 2006.

(6)     Effective from 1 September 2006, these directors were re-designated from executive directors to non-executive directors.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

13.     FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included four (2005: three) directors and one (2005: two) non-director. Their remuneration and share option benefits are as follows:

	2006	2005
	RMB ’000	RMB ’000

Basic salaries, allowances and benefits in kind*	15,930	15,843
Performance related bonuses	808	471
Pension scheme contributions	370	542

Amount paid/payable during the year	17,108	16,856
Share option benefits**	15,653	4,975

	32,761	21,831

Number of directors	4	3
Number of employees	1	2

*	Basic salaries, allowances and benefits in kind represent the gross amount (before Hong Kong individual salary tax) paid/payable to individual employees.

**
During the year, share options were granted to certain of the five highest paid employees in respect of their services to the Group, further details of which are included in the disclosures in note 32 to the financial statements. The fair value of such options which have been recognised to the income statement over the vesting period, was determined as at the date of grant and the amount included in the financial statements for the current year is included in the above five highest paid employees’ remuneration disclosures.

13.	FIVE HIGHEST PAID EMPLOYEES (continued)
The number of the five highest paid employees whose remuneration and share option benefits fell within the following bands is as follows:

Number of employees
	2006	2005
Nil to HK$3,000,000	—	1
HK$3,000,001 to HK$3,500,000	—	1
HK$3,500,001 to HK$4,000,000	—	—
HK$4,000,001 to HK$4,500,000	—	1
HK$4,500,001 to HK$5,000,000	1	—
HK$5,000,001 to HK$5,500,000	1	1
HK$5,500,001 to HK$6,000,000	1	—
HK$6,000,001 to HK$8,000,000	1	1
HK$8,000,001 to HK$10,000,000	1	—
	5	5

14.	TAX

(i)	Income tax

The Group is subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is not liable for profits tax in Hong Kong as it does not have any assessable income currently sourced from Hong Kong.

The Company’s subsidiary in the mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is exempt from the 3% local surcharge and is subject to an enterprise income tax rate of 30% under the prevailing tax rules and regulations.

The Company’s subsidiary in Singapore, China Offshore Oil (Singapore) International Pte Ltd., is subject to income tax at rates of 10% and 20%, for its oil trading activities and other income generating activities, respectively. The Company’s subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax at the rate of 44%. According to current tax treaty between Indonesia and Malaysia, the Company’s subsidiaries owning interests in oil and gas properties in Indonesia are subject to corporate and dividend tax combined at rates ranging from 43.125% to 51.875%. The Company’s subsidiary owning interests in oil and gas properties in North West Shelf Project (“NWS Project”) in Australia is subject to income tax at the rate of 30%. All of the Company’s other subsidiaries are not subject to any income taxes in their respective jurisdictions for the years presented.

Certain of the Group’s oil and gas interests in Indonesia are held through Labuan incorporated companies. Labuan incorporated companies enjoy certain current reduced tax rates provided by the tax treaty between Indonesia and Malaysia. In May 2006, certain proposed amendments to the tax treaty were agreed by the respective ministers of the two countries. According to the proposed amendments, the tax rates will increase from 43.125% to 48% and from 51.875% to 56% respectively. The proposed amendments will need to be ratified by the two countries and will take effect two months after the ratification. It is still uncertain when the ratification will be completed by the two countries as at 31 December 2006.

14.	TAX (continued)
(i)	Income tax (continued)
An analysis of the provision for tax in the Group’s consolidated income statement is as follows:

	2006	2005
	RMB ’000	RMB ’000
Overseas
- Current income tax	874,378	845,390
- Deferred income tax	141,615	14,907
PRC
- Current income tax	11,791,620	9,912,426
- Deferred income tax	388,700	205,089

Total tax charge for the year	13,196,313	10,977,812

A reconciliation of the statutory PRC enterprise income tax rate to the effective income tax rate of the Group is as follows:

	2006	2005
	%	%
Statutory PRC enterprise income tax rate	33.0	33.0
Effect of tax exemption granted	(3.0)	(3.0)
Effect of different tax rates for the Company and overseas subsidiaries	0.8	0.8
Tax credit from the government	(0.7)	(0.3)
Profit attributable to associates	(0.2)	(0.3)

Tax charge at the Group’s effective rate	29.9	30.2

The movements of deferred tax liabilities during the year are as follows:
	2006	2005
	RMB ’000	RMB ’000

Balance at beginning of the year	6,827,916	6,688,498
Credited to the consolidated income statement during the year	530,315	219,996
Exchange realignment	(122,062)	(80,578)

Balance at the end of the year	7,236,169	6,827,916

14.     TAX (continued)

(i)     Income tax (continued)

Principal components of the provision for deferred tax are as follows:

Group

	2006	2005
	RMB ’000	RMB ’000
Deferred tax assets
Provision for retirement and termination benefits	102,521	98,696
Provision for dismantlement	1,623,774	1,248,498
Impairment of property, plant and equipment and write-off of
unsuccessful exploratory drillings	1,006,260	886,402
Overseas tax loss carryforward	131,441	—

	2,863,996	2,233,596
Deferred tax liabilities
Accelerated amortisation allowance for oil and gas properties	(10,011,208)	(9,061,512)
Others	(88,957)	—

	(10,100,165)	(9,061,512)

Net deferred tax liabilities	(7,236,169)	(6,827,916)

As at 31 December 2006, there was no significant unrecognised deferred tax liability (2005: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries and associates as the Group had no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

(ii)    Other taxes

The Company’s PRC subsidiary pays the following other taxes:

— Production taxes equal to 5% of independent production and production under production sharing contracts;

— Export tariffs at a rate of 5% are levied on petroleum oils by The General Administration of Customs as from 1 November 2006; and

— Business tax at rates of 3% to 5% on other income.

15.     PROFIT ATTRIBUTABLE TO THE SHAREHOLDERS

The consolidated profit attributable to the Company’s shareholder for the year ended 31 December 2006 includes a profit of approximately RMB16,056,043,000 (2005: RMB13,791,976,000) which has been dealt with in the financial statements of the Company (note 33).

16.     DIVIDENDS

On 29 August 2006, the Board of Directors declared an interim dividend of HK$0.12 per share (equivalent to approximately RMB0.12 per share) (2005: HK$0.05 per share), totalling HK$5,199,426,000 (equivalent to approximately RMB5,334,091,000) (2005: RMB2,138,128,000); No special interim dividend was declared (2005: HK$0.05 per share, totalling RMB2,138,128,000).

The Board of Directors have recommended a final dividend of HK$0.14 (equivalent to approximately RMB0.14) (2005: HK$0.10) per ordinary share, totalling HK$6,065,997,371 (equivalent to approximately RMB6,001,819,000) for the year ended 31 December 2006 (2005: RMB4,250,391,000). The proposed final dividend for the year is subject to the approval of the Company’s shareholders at the forthcoming annual general meeting.

16.     DIVIDENDS (continued)
The payment of future dividends will be determined by the Company’s Board of Directors, which are based upon, among other things, the Company’s future earnings, capital requirements, financial conditions, future prospects and other factors which the Board of Directors may consider relevant. The Company’s ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by the Company from its subsidiaries and associates.

Cash dividends to the shareholders in Hong Kong will be paid in Hong Kong dollars. Cash dividends to the American Depositary Receipts (“ADR”) holders will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into United States dollars and paid to the holders of ADRs.

17.     EARNINGS PER SHARE
    Group

	2006		2005
Earnings:

Profit from ordinary activities attributable to shareholders for the year
for the basic earnings per share calculation	RMB30,926,943,000		RMB25,323,122,000

Interest expense and fair value losses recognised on the embedded
derivative component of convertible bonds	RMB1,915,414,568*		RMB537,468,873

Profit from ordinary activities attributable to shareholders for the year
for the diluted earnings per share calculation	RMB32,842,357,568*		RMB25,860,590,873

Number of shares:

Number of ordinary shares issued at beginning of the year before the weighted average effects of new shares issued and share options
exercised during the year	41,054,675,375		41,052,375,275

Weighted average effect of new shares issued during the year	1,457,036,115		—

Weighted average effect of share options exercised during the year	478,904		2,124,707

Weighted average number of ordinary shares for the basic earnings
per share calculation	42,512,190,394		41,054,499,982

Effect of dilutive potential ordinary shares under the share option schemes	65,650,619		38,861,432

Effect of dilutive potential ordinary shares for convertible bonds
based on the “if converted method”	1,310,307,143	*	1,292,694,352

Weighted average number of ordinary shares for the purpose of
diluted earnings per share	43,888,148,156	*	42,386,055,766

Earnings per share
- Basic	RMB0.73		RMB0.62
- Diluted	RMB0.73*		RMB0.61

The calculation of basic earnings per share amounts is based on the profit from ordinary activities attributable to shareholders for the year and the weighted average number of ordinary shares in issue during the year. The calculation of diluted earnings per share amounts is based on the profit for the year, adjusted to reflect the interest expenses and losses recognised on the derivative component of the convertible bonds. The weighted average number of ordinary shares used in the calculation is the ordinary shares in issue during the year, as used in the basic earnings per share calculation, and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all the dilutive potential ordinary shares into ordinary shares.

*
Since the diluted earnings per share amount is increased when taking the convertible bonds into account, the convertible bonds had an anti-dilutive effect on the basic earnings per share for the period and were ignored in the calculation of diluted earnings per share. Therefore, diluted earnings per share amounts are based on the profit for the year of approximately RMB30,926,943,000, and the weighted average of 42,577,841,013 ordinary shares.

18.     PROPERTY, PLANT AND EQUIPMENT, NET
Movements in the property, plant and equipment of the Group are as follows:

Group

		Vehicles
	Oil and gas	and office
	properties	equipment	Total
	RMB ’000	RMB ’000	RMB ’000
Cost:

At 1 January 2005	90,584,801	187,705	90,772,506
Additions	17,500,195	146,226	17,646,421
Reclassification to intangible asset (note 19)	(1,299,643)	—	(1,299,643)
Purchase price adjustment	(152,993)	—	(152,993)
Disposals and write-offs	—	(14,511)	(14,511)
Exchange realignment	(504,132)	(6)	(504,138)

At 31 December 2005	106,128,228	319,414	106,447,642

At 1 January 2006	106,128,228	319,414	106,447,642
Additions	24,299,341	132,260	24,431,601
Acquisitions	21,217,335	—	21,217,335
Reclassification to intangible asset (note 19)	(175,387)	—	(175,387)
Disposals and write-offs	—	(1,912)	(1,912)
Exchange realignment	(1,232,003)	(413)	(1,232,416)

At 31 December 2006	150,237,514	449,349	150,686,863

Accumulated depreciation, depletion and amortisation:
At 1 January 2005	(33,546,591)	(43,889)	(33,590,480)
Depreciation provided during the year	(6,176,784)	(57,248)	(6,234,032)
Impairment recognised in the income statement during the year	(90,190)	—	(90,190)
Disposals and write-offs	—	4,881	4,881
Exchange realignment	87,346	—	87,346

At 31 December 2005	(39,726,219)	(96,256)	(39,822,475)

At 1 January 2006	(39,726,219)	(96,256)	(39,822,475)
Depreciation provided during the year	(7,268,835)	(84,290)	(7,353,125)
Impairment recognised in the income statement during the year	(252,357)	—	(252,357)
Disposals and write-offs	—	16	16
Exchange realignment	147,207	247	147,454

At 31 December 2006	(47,100,204)	(180,283)	(47,280,487)

Net book value:
At 1 January 2006	66,402,009	223,158	66,625,167

At 31 December 2006	103,137,310	269,066	103,406,376

Included in the current year additions was an amount of approximately RMB 948,777,000 (2005: RMB245,987,000) (note 11) in respect of interest capitalised in property, plant and equipment.

18.     PROPERTY, PLANT AND EQUIPMENT, NET (continued)
The property, plant and equipment of the Company mainly comprised office equipment and were stated at cost less accumulated depreciation. The movements in property, plant and equipment of the Company are as follows:

Company

	2006	2005
	RMB ’000	RMB ’000
Cost:
At 1 January	7,961	5,833
Additions	67	2,128
Exchange realignment	(272)	—

At 31 December	7,756	7,961

Accumulated depreciation:
At 1 January	(6,887)	(5,669)
Depreciation provided during the year	(281)	(1,218)
Exchange realignment	236	—

At 31 December	(6,932)	(6,887)

Net book value:
At 1 January	1,074	164

At 31 December	824	1,074

19.     INTANGIBLE ASSET
The consideration allocated to the gas processing rights regarding the NWS Project was recognised as an intangible asset of the Company. During 2006, the NWS Project started commercial production. Accordingly, the intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas using the unit-of-production method.

Group

	2006	2005
	RMB ’000	RMB ’000
Cost:
At 1 January	1,299,643	—
Reclassification from property, plant and equipment (note 18)	175,387	1,299,643
Exchange realignment	(42,113)	—

At 31 December	1,432,917	1,299,643

Accumulated amortisation:
At 1 January	—	—
Amortisation provided during the year	(23,864)	—

At 31 December	(23,864)	—

Net book value:
At 1 January	1,299,643	—

At 31 December	1,409,053	1,299,643

20.  INVESTMENTS IN SUBSIDIARIES/LOANS TO AND DUE FROM/TO SUBSIDIARIES

	Company
	2006	2005
	RMB ’000	RMB '000

Unlisted shares, at cost	7,766,979	7,766,971
Loans to a subsidiary	3,918,213	4,138,290
Due from subsidiaries	42,074,828	22,213,478
Due to subsidiaries	(15,339,207)	(14,468,726)
	38,420,813	19,650,013

The loans to a subsidiary are unsecured and bear fixed interest at a rate of 7.084% per annum and due after five years. The carrying values of the loans approximates to their fair values.

The amounts due from/to subsidiaries included in the Company’s current assets and liabilities are unsecured, interest-free and are repayable on demand.

Particulars of the principal subsidiaries are as follows:

		Nominal value	Percentage
	Place and date of	of issued and paid/	of equity
	incorporation/	registered ordinary	attributable to
Name of entity	establishment	share capital	the Group	Principal activities

Directly held subsidiaries:

CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum
	15 September 1999			exploration,
				development,
				production and
				sale in the PRC

CNOOC International	British Virgin Islands	US$2	100%	Investment holding
Limited	23 August 1999

China Offshore Oil	Singapore	S$3 million	100%	Sale and marketing
(Singapore)	14 May 1993			of petroleum products
International Pte., Ltd.				outside the PRC

CNOOC Finance (2002)	British Virgin Islands	US$1,000	100%	Bond issuance
Limited	24 January 2002

CNOOC Finance (2003)	British Virgin Islands	US$1,000	100%	Bond issuance
Limited	2 April 2003

CNOOC Finance (2004)	British Virgin Islands	US$1,000	100%	Bond issuance
Limited	9 December 2004

Indirectly held subsidiaries*:

Malacca Petroleum	Bermuda	US$12,000	100%	Offshore petroleum
Limited	2 November 1995			exploration,
				development and
				production in Indonesia

OOGC America, Inc.	State of Delaware,	US$1,000	100%	Investment holding
	United States of America
	2 September 1997

20.  INVESTMENTS IN SUBSIDIARIES/LOANS TO AND DUE FROM/TO SUBSIDIARIES (continued)

		Nominal value	Percentage
	Place and date of	of issued and paid/	of equity
	incorporation/	registered ordinary	attributable to
Name of entity	establishment	share capital	the Group	Principal activities

OOGC Malacca Limited	Bermuda	US$12,000	100%	Offshore petroleum
	2 November 1995			exploration,
				development and
				production in Indonesia

CNOOC Southeast Asia	Bermuda	US$12,000	100%	Investment holding
Limited	16 May 1997

CNOOC ONWJ Ltd.	Labuan, F.T.,	US$1	100%	Offshore petroleum
	Malaysia			exploration,
	27 March 2002			development and
				production in Indonesia

CNOOC SES Ltd.	Labuan, F.T.,	US$1	100%	Offshore petroleum
	Malaysia			exploration,
	27 March 2002			development and
				production in Indonesia

CNOOC Poleng Ltd.	Labuan, F.T.,	US$1	100%	Offshore petroleum
	Malaysia			exploration,
	27 March 2002			development and
				production in Indonesia

CNOOC Madura Ltd.	Labuan, F.T.,	US$1	100%	Offshore petroleum
	Malaysia			exploration,
	27 March 2002			development and
				production in Indonesia

CNOOC Blora Ltd.	Labuan, F.T.,	US$1	100%	Onshore petroleum
	Malaysia			exploration,
	27 March 2002			development and
				production in Indonesia

CNOOC NWS Private	Singapore	S$1	100%	Offshore petroleum
Limited	8 October 2002			exploration,
				development and
				production in Australia

CNOOC Wiriagar Overseas	British Virgin Islands	US$1	100%	Offshore petroleum
Ltd.	15 January 2003			exploration,
				development and
				production in Indonesia

CNOOC Muturi Ltd.	The Isle of Man	US$7,780,700	100%	Offshore petroleum
	8 February 1996			exploration,
				development and
				production in Indonesia

20.  INVESTMENTS IN SUBSIDIARIES/LOANS TO AND DUE FROM/TO SUBSIDIARIES (continued)

		Nominal value	Percentage
	Place and date of	of issued and paid/	of equity
	incorporation/	registered ordinary	attributable to
Name of entity	establishment	share capital	the Group	Principal activities

CNOOC Exploration	Nigeria	Naira10,000,000	100%	Offshore petroleum
& Production Nigeria	6 January 2006			exploration,
Limited				development and
production in
Africa

AERD PROJECTS	Nigeria	Naira10,000,000	92.11%	Offshore
NIGERIA Limited	28 January 2005			petroleum
exploration,
development and
production in Africa

* Indirectly held through CNOOC International Limited

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

21.  INTERESTS IN ASSOCIATES
The Group’s investments in associates represent (1) a 30% equity interest in Shanghai Petroleum and Natural Gas Company Limited (“SPC”) through CNOOC China Limited. SPC was incorporated on 7 September 1992 in the PRC with limited liability and is principally engaged in offshore petroleum exploration, development, production and sale in the South Yellow Sea and East China Sea areas. The issued and paid-up capital of SPC is RMB900 million; and (2) a 31.8% equity interest in CNOOC Finance Corporation Limited through CNOOC China Limited. CNOOC Finance Corporation Limited was incorporated on 14 June 2002 in the PRC with limited liability and is principally engaged in deposit-taking, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities. The issued and paid-up capital of CNOOC Finance Corporation Limited is RMB1,415 million. Both of the associates are unlisted companies and indirectly held by the Company.

	Group
	2006	2005
	RMB '000	RMB '000

Share of net assets	1,543,515	1,401,839

22.   ACCOUNTS RECEIVABLE, NET
The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

As at 31 December 2006 and 2005, substantially all the accounts receivable were aged within six months.

23.   INVENTORIES AND SUPPLIES

	Group
	2006	2005
	RMB '000	RMB '000

Materials and supplies	1,508,403	969,915
Oil in tanks	224,203	268,834
Less: Provision for inventory obsolescence	(41,127)	(39,123)

	1,691,479	1,199,626

24.   AVAILABLE-FOR-SALE FINANCIAL ASSETS

Current:
	Group		Company
	2006	2005	2006	2005
	RMB '000	RMB '000	RMB '000	RMB '000

Unlisted investments, at fair value:
Liquidity funds	12,264,926	13,185,139	5,915,375	8,424,780
Corporate bonds	—	199,877	—	199,877
Listed investments, at fair value:
Common stock	125,132	461,919	125,132	461,919

	12,390,058	13,846,935	6,040,507	9,086,576

The above listed investments in common stock and liquidity funds which were designated as available-for-sale financial assets have no fixed maturity date and no coupon rate.

The fair values of listed investments are based on quoted market prices. The fair values of unlisted investments are based on the prices quoted by fund managers. The directors believe that the estimated fair values quoted by fund managers, which are recorded in the consolidated balance sheet, and the related changes in fair values, which are recorded in the consolidated balance sheet or income statement, are reasonable, and that they are the most appropriate values at the balance sheet date.

During the year, the gross gains of the Group’s and the Company’s available-for-sale investments recognised directly in equity amounted to RMB60,010,176 and RMB55,241,511 respectively (2005: RMB69,069,142 and RMB64,900,590 respectively). In addition, the unrealized gains of the Group’s and the Company’s available-for-sale investments of RMB69,069,142 and RMB64,900,590 recognised directly in equity in 2005 were transferred from equity to the income statement during the year (2005: nil). The amounts removed from equity to the income statement were determined on specific identification basis.

Non-current:

The non-current available-for-sale financial assets consist of investments in unlisted equity securities of MEG Energy Corporation (“MEG”) and is stated at cost less any impairment. MEG is principally engaged in the exploitation and production of oil sands.

25.  CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group’s and the Company’s cash and cash equivalents mainly consist of time deposits with maturity ranging between seven days and one month. The interest rates of the Group’s RMB denominated deposits range between 1.44% and 1.62% and the interest rates of the Group’s and the Company’s US dollar denominated deposits range between 5.10% and 5.28% . The Group’s time deposits with maturity over three months consist of all RMB denominated time deposits with interest rates ranging between 1.80% and 2.25% .

26.  ACCOUNTS PAYABLE

As at 31 December 2006 and 2005, substantially all the accounts payable were aged within six months. The accounts payable are non-interest-bearing and are normally settled within six months.

27.  OTHER PAYABLES AND ACCRUED LIABILITIES

	Group
	2006	2005
	RMB '000	RMB '000

Accrued payroll and welfare payable	251,251	178,872
Provision for retirement and termination benefits	282,710	239,591
Accrued expenses	3,188,603	3,411,784
Advances from customers	183,850	22,238
Royalties payable	360,334	297,139
Special oil gain levy payable	567,387	—
Other payables	647,364	1,057,319

	5,481,499	5,206,943

Other payables are non-interest-bearing and have an average term of less than six months.

28.  LONG TERM BANK LOANS
As at 31 December 2006, the long term bank loans of the Group were used primarily to finance the development of oil and gas properties and to meet working capital requirements.

		Group
		2006	2005
		RMB '000	RMB '000
	Effective interest rate and final maturity

RMB denominated	Effective interest rate of 4.05% per annum with
bank loans*	maturity through 2016	500,000	—

US$ denominated	Effective interest rate of LIBOR+0.23%~0.26%
bank loans**	per annum with maturity through 2017	1,938,172	—

US$ denominated	Effective interest rate of 9.2% per annum with
bank loans	maturity through to 2006	—	812,759

Japanese Yen	Effective interest rate of 4.1% per annum
denominated bank loans	with maturity through 2007	17,816	37,307

		2,455,988	850,066
Less: Current portion of long term bank loans		(17,816)	(825,674)

		2,438,172	24,392

*
During the year, the Group obtained a bank loan from the Export-Import Bank of China for the purpose of financing the ongoing capital needs of OML130 in Nigeria. The Group’s total facility for the above bank borrowing amounted to RMB12.8 billion, of which RMB500 million had been utilised as at the balance sheet date.

**
During the year, the Group, together with its partners on Tangguh Liquified Natural Gas Project (“Tanggah LNG Project”), borrowed bank loans amounting to approximately US$2,615,522,000 (equivalent to RMB20,423,823,000) for the purpose of financing Tangguh Project in Indonesia. The Group shared the bank loans amount according to its interest of 16.95688% in the project. As at 31 December 2006, the Group’s share of the utilised bank loans amounted to approximately US$248,207,000 (equivalent to RMB1,938,172,000).

28.  LONG TERM BANK LOANS (continued)

The Company, as Guarantor, has delivered a Guarantee dated 7 August 2006 in favor of Mizuho Corporate Bank, Ltd., as facility agent for and on behalf of various international commercial banks under a US$1,065.5 million commercial loan agreement dated as of 31 July 2006 in connection with the Tangguh Project in Indonesia. Pursuant to the Guarantee, the Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$487,862,000.

As at 31 December 2006, all the bank loans of the Group were unsecured and none of the outstanding borrowings were guaranteed by CNOOC.

The maturities of the long term bank loans are as follows:

	Group
	2006	2005
	RMB '000	RMB '000
Repayable:
Within one year	17,816	825,674
After one year but within two years	—	24,392
After two years but within three years	17,316	—
After three years but within four years	112,556	—
After four years but within five years	181,820	—
After five years	2,126,480	—

	2,455,988	850,066
Amount due within one year shown under current liabilities	(17,816)	(825,674)

	2,438,172	24,392

Supplemental information with respect to long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
	Balance	interest rate	during the	during the	during the
For the year ended	at year end	at year end	year	year*	year**
31 December	RMB '000		RMB '000	RMB '000

2006	2,455,988	5.25%	2,455,988	1,653,027	7.11%
2005	850,066	8.98%	889,575	869,821	8.89%

*	The average amount outstanding is computed by dividing the total outstanding principal balances as at 1 January and 31 December by two.

**	The weighted average interest rate is computed by dividing the total weighted average interest rates as at 1 January and 31 December by two.

29.	LONG TERM GUARANTEED NOTES
Long term guaranteed notes comprised the following:

(i)
The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(ii)
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

(iii)
The principal amount of US$1 billion zero coupon guaranteed convertible bonds due in 2009, unconditionally and irrevocably guaranteed by, and convertible into shares of the Company issued by CNOOC Finance (2004) Limited, a wholly-owned subsidiary of the Company, on 15 December 2004. The bonds are convertible from 15 January 2005 onwards at a price of HK$6.075 per share, subject to adjustment for, among other things, the subdivision or consolidation of shares, bond issues, rights issues, capital distribution and other dilutive events. The conversion price was adjusted to HK$5.97 and HK$5.90 per share on 7 June 2005 and 7 June 2006, respectively, as a result of the declaration of the final and special final dividends for 2004 and 2005 by the Company. Unless previously redeemed, converted or purchased and cancelled, the bonds will be redeemed on the maturity date at 105.114% of the principal amount. CNOOC Finance (2004) Limited has an early redemption option at any time after 15 December 2007 (subject to certain criteria) and a cash settlement option when the holders exercise their conversion right. The bondholders also have an early redemption option to require CNOOC Finance (2004) to redeem all or part of the bonds on 15 December 2007 at an early redemption amount of 103.038% of the principal amount.

During the year, an amount of US$1,000 (2005: Nil) of the convertible bonds was requested for conversion by an investor, and the Company exercised the cash settlement option.

30.	RELATED PARTY TRANSACTIONS

The majority of the Group’s business activities are conducted with state-owned enterprises (including CNOOC and its associates). As the Group is controlled by CNOOC, transactions with CNOOC and its associates are disclosed as related party transactions. The Group considers that transactions with other state-owned enterprises (other than CNOOC and its associates) are in the ordinary course of business and there are no indicators that the Group influenced, or was influenced by, those state-owned enterprises. Accordingly, the Group has not disclosed such transactions with other state-owned enterprises (other than CNOOC and its associates) as related party transactions.

In order to present a more coherent, logical and understandable picture to shareholders, and also to enable the Company to monitor the status of its connected transactions as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") more effectively going forward, the Company has adopted a new categorisation for its related party/continuing connected transactions with CNOOC and/or its associates. On 8 December 2005, the Company entered into three comprehensive framework agreements with each of CNOOC, China Oilfield Services Limited ("COSL") and Offshore Oil Engineering Co., Ltd ("CNOOC Engineering") respectively for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the new categories of related party/continuing connected transactions. The term of each of the comprehensive framework agreements is for a period of two years from 1 January 2006. The new categorisation of related party/continuing connected transactions as approved by the independent shareholders of the Company on 31 December 2005 applicable to the Company for the period from 1 January 2006 to 31 December 2007 is as follows:

•	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group;

•	Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates; and

•	Sale of petroleum and natural gas products by the Group to CNOOC and/or its associates.

30.	RELATED PARTY TRANSACTIONS (continued)

Since the establishment of CNOOC, certain associates of CNOOC have been specialised in exploration, development and production of oil and gas, as well as the provision of marketing, management and ancillary services to the Group through bidding process. The Group will continue to use these services provided by the associates of CNOOC, including but not limited to COSL, CNOOC Engineering and CNOOC Oil Base Group Limited ("COBGL"). CNOOC also provides certain of these services from time to time. The services provided by CNOOC and/or its associates are set out below.

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Provision of exploration and support services to the Group
The services provided by CNOOC and/or its associates to the Group on exploration operations include:

•    well site survey;

•    seismic data acquisition and processing;

•    integrated exploration research services;

•    exploration well operation;

•    related technical services on exploration wells;

•   tow-boat, transportation and safety services; and

•   other related technical and supporting services.

(b)	Provision of oil and gas development and support services to the Group
The services provided by CNOOC and/or its associates to the Group on oil and gas development operations include:

•   platform survey;

•   drilling and completion well operation;

•    related technical services on drilling and completion;

•    design, construction, installation and tuning of production facilities;

•    shipping transportation;

•    provision of materials;

•   integrated research on development techniques; and

•   other related technical and supporting services.

(c)	Provision of oil and gas production and support services to the Group

The services provided by CNOOC and/or its associates to the Group on oil and gas production operations are set out below. In addition, the scope of business of these companies also include various facilities and ancillary services, such as the provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipments and the supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

•    integrated research on production techniques;

•    well workover;

•    shipping transportation;

•    oil tanker transportation;

•    provision of materials;

•    maintenance of platform;

•    repair of equipment and pipelines;

•   production operations;

30.	RELATED PARTY TRANSACTIONS (continued)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (continued)

(c)	Provision of oil and gas production and support services to the Group (continued)

•    oil and gas production labour services;

•    warehousing and storage;

•    lease of equipment and buildings;

•    road transportation services;

•    telecommunication and network services;

•    wharf services;

•    construction services, including roads, wharf, buildings, factories and water barriers;

•    maintenance and repair of major equipment;

•    medical, childcare and social services;

•    provision of water, electricity and heat;

•    security and fire services;

•    technical training;

•    accommodation;

•    maintenance and repair of buildings;

•    catering services; and

•    other related technical and supporting services.

(d)	Provision of marketing, management and ancillary services to the Group

CNOOC and/or its associates provide marketing, administration, management of oil and gas operations and integrated research services to the Group, as well as other ancillary services relating to the exploration, development, production and research activities of the Group. Details of these services are set out below:

•    marketing services;

•    management;

•    staff recruitment;

•    publishing;

•    telecommunications;

•    leases of properties;

•    property management;

•    water, electricity and heat supply;

•    car rental;

•    integrated services such as record keeping, filing, repair of computers, catering and photocopying; and

•    integrated research.

In addition, as part of providing administration and management services to the Group, CNOOC and/or its associates leased certain premises during the year. In addition to leasing these properties, CNOOC and/or its associates also provided management services in respect of certain properties leased to the Group.

30.	RELATED PARTY TRANSACTIONS (continued)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group (continued)

Pricing principles for transactions referred to in paragraphs (a) to (d) above

The continuing connected transactions referred to in paragraphs (a) to (d) above relate to services provided by CNOOC and/or its associates to the Group. In general, the services provided by CNOOC and/or its associates to the Group are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favourable than those available to independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

If, for any reason, the above pricing principle for a particular product or service ceases to be applicable or there is no open market for such services, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its associates for providing the relevant products or services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

(e)	FPSO vessel lease agreements

The Group leases floating production, storage and offloading (FPSO) vessels from COBGL for use in oil and gas production operations at market prices on normal commercial terms which are calculated on a daily basis. FPSO vessels are usually located next to the offshore oil platforms and are an integrated facility used during the offshore oil and gas production for processing, storage and channelling of crude oil. The terms of FPSO vessel leases are usually determined based on the expected term of oil and gas exploration, development and production.

The Group’s transactions with related parties referred to above during the year are as follows:

	Group
	2006	2005
	RMB’000	RMB’000

Provision of exploration and support services under exploration expenses	1,940,075	1,290,269
Included in: capitalised under property, plant and equipment	912,809	536,735

Provision of oil and gas field development and support
services under development expenses	7,229,841	6,131,879

Provision of oil and gas field production and support
services under operating expenses	2,462,513	1,824,298

Provision of marketing, management and ancillary services
under selling and administrative expenses	424,725	337,816

Provision of FPSO vessel leases under operating expenses	436,783	148,133

	12,493,937	9,732,395

30.	RELATED PARTY TRANSACTIONS (continued)

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials from the Group to CNOOC and/or its associates

In addition to providing various services to the Group, CNOOC and/or its associates may also utilise various types of management, facilities and ancillary services, including the supply of materials provided by the Group from time to time. The pricing for such services will be determined based on the same pricing principles applicable to transactions relating to services provided by CNOOC and/or its associates to the Group under paragraphs (a) and (d) above, which will be negotiated and agreed on normal commercial terms between the parties. The services that may be provided by the Group to CNOOC and/or its associates include:

•	technical consulting;

•	technology transfer;

•	management;

•	technical research services; and

•	other supporting services.

The Group did not enter into any transactions in the above category for the years ended 31 December 2006 and 2005.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)	Sale of petroleum and natural gas products

The Group sells petroleum and natural gas products, including crude oil, condensated oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its associates, which engage in the downstream petroleum business at state-prescribed prices or local, national or international market prices and on normal commercial terms. It is envisaged that an individual sales contract will be entered into from time to time between the Group and CNOOC and/or its associates in relation to such sales.

(b)	Long term sale of natural gas and liquefied natural gas

The Group sells natural gas to CNOOC and/or its associates, which engage in the downstream petroleum business at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and length of the relevant pipelines. Due to the size of investment and the fact that sales are usually made to markets proximate to the exploration sites, and that purchasers tend to utilise the natural gas products in areas close to the exploration sites, and in order to ensure the return on the investment from the exploration of natural gas, the Group will usually enter into long term sales contracts with a term of 15 to 20 years. It is market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields. The Group has also invested and acquired interests in liquefied natural gas related upstream projects in Tangguh of Indonesia and the North West Shelf of Australia. It is also envisaged that from time to time the Group may sell liquefied natural gas explored from these gas reserves mentioned above and other gas reserves in which the Group may invest in the future to CNOOC and/or its associates.

For the year ended 31 December 2006, the total sales amounted to approximately RMB35,493,341,000 (2005: RMB26,576,247,000), of which, under long term sales contracts of natural gas and liquefied natural gas, the sales amounted to approximately RMB1,247,561,000 (2005: RMB588,297,000), and under sales contracts of petroleum and natural gas products, the sales amounted approximately to RMB34,245,780,000 (2005: RMB25,987,950,000).

30.	RELATED PARTY TRANSACTIONS (continued)

(iv)	Transactions with CNOOC Finance Corporation Limited

In addition to the above related party transactions, the Company also entered into a framework agreement ("Framework Agreement") with CNOOC Finance Corporation Limited ("CNOOC Finance") on 8 April 2004. Under the Framework Agreement, the Group utilises the financial services provided by CNOOC Finance, a 31.8% owned associate of the Company that is also a subsidiary of CNOOC. Such services include the placing of the Group’s cash deposits with CNOOC Finance, and settlement services for transactions between the Group and other entities including CNOOC and its subsidiaries. Pursuant to the Framework Agreement, the financial services provided by CNOOC Finance also include the provision of loans. The charges levied by CNOOC Finance for its financial services to the Group are based on the pricing policies of CNOOC Finance. Such pricing policies are subject to the People’s Bank of China guidelines, including the interest rates and foreign exchange rates, as well as guidelines published by PRC self-regulatory bodies, such as associations of finance companies. Based on these guidelines, CNOOC Finance has limited discretion in setting its prices.

For the year ended 31 December 2006, the maximum outstanding balance of deposits (including interest received in respect of these deposits) placed with CNOOC Finance amounted to approximately RMB6,395,706,000 (2005: RMB3,922,468,000). For the same period, the interest income earned from the deposits in CNOOC Finance amounted to approximately RMB65,499,000 (2005: RMB58,076,000). As at 31 December 2006 and 2005, the balances with CNOOC Finance of RMB3,558,171,000 (2005: RMB3,714,229,000) were unsecured, interest-free and were repayable on demand.

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

Details of the compensation of the key management personnel of the Group are disclosed in note 12 to the financial statements.

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand.

31.	PROVISION FOR DISMANTLEMENT

Provision for dismantlement represents the estimated costs of dismantling offshore oil platforms and abandoning oil and gas properties. The provision for dismantlement has been classified under long term liabilities. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. The current year’s income statement charge represents the amortisation charge on the dismantlement liabilities capitalised in accordance with HKAS 37 and is included in the accumulated depreciation, depletion and amortisation of property, plant and equipment in note 18.

The details of the provision for dismantlement are as follows:

	Group
	2006	2005
	RMB’000	RMB’000

At the beginning of year	4,161,663	3,089,448
Additions during the year and capitalised in oil and gas properties	999,996	873,270
Increase in a discounted amount of provisions arising from the passage
of time included in finance costs (note 11)*	250,922	198,945

At the end of year	5,412,581	4,161,663

*	The discount rate used for calculating the amount of provisions arising from the passage of time is 5% (2005: 5%).

32.	SHARE CAPITAL

			Issued
			share capital
	Number of shares	Share capital	equivalent of
Shares		HK$’000	RMB’000

Authorised:
Ordinary shares of HK$0.02 each
as at 31 December 2006 and 31 December 2005	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2005	41,052,375,275	821,048	876,586
Exercise of options	2,300,100	46	49

As at 31 December 2005	41,054,675,375	821,094	876,635
Issue of new shares for cash	2,272,727,273	45,454	46,994
Exercise of options	1,150,000	23	24

As at 31 December 2006	43,328,552,648	866,571	923,653

Share option schemes
The Company has adopted the following share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (as defined below);

2.	2001 Share Option Scheme (as defined below);

3.	2002 Share Option Scheme (as defined below); and

4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Company’s Board of Directors will from time to time propose for the Board’s approval for the grantees of and the number of share options. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

Pre-Global Offering Share Option Scheme
On 4 February 2001, the Company adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). Pursuant to the Pre-Global Offering Share Option Scheme:

1.	options for an aggregate of 23,100,000 shares have been granted;

2.	the subscription price per share is HK$1.19; and

3.	the period during which an option may be exercised is as follows:

(a)	50% of the rights to exercise the options shall vest 18 months after the date of the grant; and

(b)	50% of the rights to exercise the options shall vest 30 months after the date of the grant.

The exercise periods for the options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001. No further options may be granted under the Pre-Global Offering Share Option Scheme.

32.	SHARE CAPITAL (continued)

Share option schemes (continued)

2001 Share Option Scheme

On 4 February 2001, the Company adopted a share option scheme (the "2001 Share Option Scheme") for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1.	options for an aggregate of 44,100,000 shares have been granted;

2.	the subscription price per share is HK$1.232; and

3.	the period during which an option may be exercised is as follows:

(a)	one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

(b)	one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

(c)	one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

The exercise periods for the options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001.

According to the amendments to the relevant provisions of the Listing Rules regarding the requirements of share option schemes of Hong Kong listed companies effective on 1 September 2001, no further options may be granted under the 2001 Share Option Scheme.

2002 Share Option Scheme
In June 2002, the Company adopted a new share option scheme (the "2002 Share Option Scheme").

Under the 2002 Share Option Scheme, the directors may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares in the Company. The maximum number of shares which may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the next grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The subscription price of a share payable by a grantee upon the exercise of an option is determined by the directors at their discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of the grant of the option;

2.
the average closing price of the shares on The Stock Exchange of Hong Kong Limited (the "HKSE") as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of the grant of the option; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s daily quotation sheets on the date of the grant of the option.

On 24 February 2003, the Board of Directors approved to grant options in respect of 42,050,000 shares to the Company’s directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$2.108 per share. The closing market price immediately before the date on which such options were granted was HK$2.11 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

The exercise period for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from 24 February 2003.

32.	SHARE CAPITAL (continued)

Share option schemes (continued)

2002 Share Option Scheme (continued)

On 5 February 2004, the Board of Directors approved a grant of options in respect of 50,700,000 shares to the Company’s directors and senior management under the 2002 Share Option Scheme. The exercise price for such options is HK$3.152 per share. The closing market price immediately before the date on which such options were granted was HK$3.146 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from 5 February 2004.

On 31 August 2005, the Board of Directors approved a grant of options in respect of 65,870,000 shares to the Company’s directors and senior management under the 2002 Share Option Scheme. The exercise price of such options is HK$5.62 per share. The closing market price immediately before the date on which such options were granted was HK$5.75 per share. Such options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

The exercise periods for the above options granted under the 2002 Share Option Scheme shall end not later than 10 years from 31 August 2005.

2005 Share Option Scheme

The Company undertook a review of the 2002 Share Option Scheme in 2005 and noted that certain provisions could be clarified and improved. Accordingly, the Board proposed, and on 31 December 2005, the Company adopted a new share option scheme (the "2005 Share Option Scheme") and terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme, and the adoption of the 2005 Share Option Scheme will not in any way affect the terms of the exercise of such outstanding options.

Under the 2005 Share Option Scheme, the Board of the Company has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in sole discretion of the Board have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12 months period, must not exceed 1% of the shares in issue.

32.	SHARE CAPITAL (continued)

Share option schemes (continued)

2005 Share Option Scheme (continued)

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The subscription price of a share payable by a grantee upon the exercise of an option will be determined by the directors at their discretion at the date of the grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of the grant of the option;

2.	the average closing price of the shares on the HKSE as stated in daily HKSE’s quotation sheets for the five trading days immediately preceding the date of the grant of the option; and

3.	the closing price of the shares on the HKSE as stated in daily HKSE’s quotation sheet on the date of the grant of the option.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise period for the options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of the grant of the options.

On 14 June 2006, the Board of Directors approved a grant of options in respect of 82,320,000 shares to the Company’s directors and senior management under the 2005 Share Option Scheme. The exercise price for such options is HK$5.56 per share. The closing market price immediately before the date on which such options were granted was HK$5.30 per share. Such options granted under the 2005 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1.	one-third of the rights to exercise the options shall vest on the first anniversary of the date of the grant;

2.	one-third of the rights to exercise the options shall vest on the second anniversary of the date of the grant; and

3.	one-third of the rights to exercise the options shall vest on the third anniversary of the date of the grant.

The exercise periods for the above options granted under the 2005 Share Option Scheme shall end not later than 10 years from 14 June 2006.

32.	SHARE CAPITAL (continued)

Share option schemes (continued)
During the year ended 31 December 2006, the movements in the options granted under all of the above share option schemes were as follows:

		Numbef of share options									Weighted average price of the Company's shares
Name of category of grantee	At January 2006	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	At 31 December 2006	Date of grant of share options	Exercise period of share options*	Exercise price of share options HK$ per share	Price of the Company's shares Immediately before the grant date of options HK$ per share	Immediately before the exercise date HK$ per share	At exercise date of options HK$ per share

Executive Directors
Fu Chengyu	1,750,000	—	—	—	—	1,750,000	12 March 2001	12 March 2001 to 12 March 2011	1.19	1.23	—	—
	1,750,000	—	—	—	—	1,750,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	—	—
	1,150,000	—	—	—	—	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	—	—
	2,500,000	—	—	—	—	2,500,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
	3,500,000	—	—	—	—	3,500,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	—	3,850,000	—	—	—	3,850,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
Zhou Shouwei	1,400,000	—	—	—	—	1,400,000	12 March 2001	12 March 2001 to 12 March 2011	1.19	1.23	—	—
	1,750,000	—	—	—	—	1,750,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	—	—
	1,750,000	—	—	—	—	1,750,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	—	—
	1,750,000	—	—	—	—	1,750,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
	2,450,000	—	—	—	—	2,450,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	—	2,700,000	—	—	—	2,700,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
Wu Guangqi	1,610,000	—	—	—	—	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	—	1,770,000	—	—	—	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
Yang Hua	1,150,000	—	—	—	—	1,150,000	12 March 2001	12 March 2001 to 12 March 2011	1.19	1.23	—	—
	1,150,000	—	—	—	—	1,150,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	—	—
	1,150,000	—	—	—	—	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	—	—
	1,150,000	—	—	—	—	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
	1,610,000	—	—	—	—	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	—	1,770,000	—	—	—	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—

32.	SHARE CAPITAL (continued)

Share option schemes (continued)

		Numbef of share options									Weighted average price of the Company's shares
Name of category of grantee	At January 2006	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	At 31 December 2006	Date of grant of share options	Exercise period of share options*	Exercise price of share options HK$ per share	Price of the Company's shares Immediately before the grant date of options HK$ per share	Immediately before the exercise date HK$ per share	At exercise date of options HK$ per share

Non-executive Directors
Luo Han	1,400,000	—	—	—	—	1,400,000	12 March 2001	12 March 2001 to 12 March 2011	1.19	1.23	—	—
	1,150,000	—	—	—	—	1,150,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	—	—
	1,150,000	—	—	—	—	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	—	—
	1,150,000	—	—	—	—	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
	1,610,000	—	—	—	—	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	—	1,770,000	—	—	—	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
Cao Xinghe	800,000	—	—	—	—	800,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	—	1,770,000	—	—	—	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
Wu Zhenfang	800,000	—	—	—	—	800,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	—	1,770,000	—	—	—	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—

32.	SHARE CAPITAL (continued)

Share option schemes (continued)

		Number of share options									Weighted average price of the Company's shares
Name of category of grantee	At 1 January 2006	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	At 31 December 2006	Date of grant of share options	Exercise period of share options*	Exercise price of share options HK$ per share	Price of the Company's shares Immediately before the grant date of options HK$ per share	Immediately before the exercise date HK$ per share	At exercise date of options HK$ per share

Independent
Non-executive Directors
Chiu Sung Hong	1,150,000	—	—	—	—	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
Evert Henkes	1,150,000	—	—	—	—	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
Kenneth S Courtis**	1,150,000	—	(1,150,000)	—	—	—	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	6.62	6.68
Other Employees***
In aggregate	6,250,000	—	—	—	—	6,250,000	12 March 2001	12 March 2001 to 12 March 2011	1.19	1.23	—	—
	20,300,000	—	—	(650,000)	—	19,650,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	—	—
	22,766,600	—	—	(433,300)	—	22,333,300	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	—	—
	31,166,700	—	—	(1,433,433)	—	29,733,267	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
	49,500,000	—	—	(4,316,667)	—	45,183,333	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	—	66,920,000	—	(1,000,000)	—	65,920,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—

Total	169,063,300	82,320,000	(1,150,000)	(7,833,400)	—	242,399,900

*	The share options are only exercisable by the relevant grantees upon the vesting of such share options. The vesting of the Company’s share options is by stage and the details are disclosed above.

**
Dr. Kenneth S. Courtis, who retired as an independent non-executive director of the Company with effect from 24 May 2006, following conclusion of the Company’s annual general meeting, exercised his right to subscribe for 1,150,000 shares of options granted under the 2002 Share Option Scheme of the Company and the allotment was completed on 2 August 2006. After that, Dr. Kenneth S. Courtis does not hold any share options of the Company.

***	Mr. Jiang Longsheng retired as an executive director of the Company on 1 June 2005. The information on share options granted to Mr. Jiang was included in the category of "Other employees".

32.	SHARE CAPITAL (continued)

Share option schemes (continued)

The fair value of the share options granted during the year was HK$126,795,127 and the Group recognised an equity-settled share option expenses of approximately RMB75,768,000 (2005: RMB29,123,000) during the year.

The fair value of equity-settled share options granted during the year was estimated as at the date of grant, using the Black-Scholes model, taking into account the terms and conditions upon which the options were granted.

The following table lists the assumptions to the model used for the year ended 31 December 2006:

Dividend yield	2%
Expected volatility	32.1%
Risk-free interest rate	5.53%
Expected life of option	5 years
Weighted average share price	HK$5.56

The expected life of the options is based on the historical data and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other feature of the options granted was incorporated into the measurement of fair value. Any changes to the above assumptions may affect the estimation of the fair value of the option.

Details of the share options outstanding during the year are as follows:

	No. of share	Weighted average
	options	exercise price
		HK$

Outstanding at beginning of the year	169,063,300	3.45
Granted during the year	82,320,000	5.56
Forfeited during the year	(7,833,400)	4.60
Exercised during the year	(1,150,000)	3.15
Outstanding at end of year	242,399,900	4.13
	113,013,133	2.73
Exercisable at end of  year

No share option had been cancelled during the year ended 31 December 2006.

At the date of approval of these financial statements, the share options outstanding under these share option schemes which represented approximately 0.56% of the Company’s shares in issue as at that date. The weighted average remaining contractual life of share options outstanding at the end of the year is 7.76 years. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 242,399,900 additional ordinary shares of the Company and additional share capital of RMB4,870,638 and share premium of RMB1,000,678,131.

33.	RESERVES

According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and staff and workers’ bonus and welfare fund, which are appropriated from net profit (after making good losses from previous years), but before dividend distribution.

CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC ("PRC GAAP") to the general reserve fund until the balance of such fund has reached 50% of its registered capital. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers’ bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China Limited, is expensed as incurred under Hong Kong GAAP. The staff and workers’ bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at 31 December 2006, the general reserve fund amounted to approximately RMB9,460,631,000 (2005: RMB6,681,974,000), representing approximately 47.3% (2005: 44.5%) of the total registered capital of CNOOC China Limited.

33.	RESERVES (continued)
Included in retained earnings is an amount of approximately RMB1,183,515,000 (2005: RMB1,146,530,000), being the retained earnings attributable to associates.

The Company’s ability to distribute dividends will largely depend on the dividends it receives from its subsidiaries. The dividends distributable by the Company’s subsidiaries to the Company are determined in accordance with the relevant accounting principles required by the local authorities. As of 31 December 2006, the aggregate amount of the Group’s retained earnings available for distribution to the Company’s shareholders amounted to approximately RMB40,013,439,000 (2005: RMB30,275,453,000).

Company

	Issued share capital RMB '000	Share premium account and capital redemption reserve RMB '000	Cumulative translation reserve RMB '000	Other reserves RMB '000	Retained earnings RMB'000	Total RMB'000

Balances at 1 January 2005	876,586	20,761,597	—	110,144	1,742,338	23,490,665
Changes in fair value of
available-for-sale financial assets	—	—	—	64,900	—	64,900
Exchange realignment	—	—	(349,141)	—	—	(349,141)

Total income and expenses for the year
recognised in equity	—	—	(349,141)	64,900	—	(284,241)
Profit for the year	—	—	—	—	13,791,976	13,791,976

Total income and expenses for the year	—	—	(349,141)	64,900	13,791,976	13,507,735
2004 final dividends	—	—	—	—	(3,495,962)	(3,495,962)
2005 interim dividends	—	—	—	—	(4,276,256)	(4,276,256)
Exercise of share options	49	4,451	—	—	—	4,500
Equity-settled share option arrangements	—	—	—	29,123	—	29,123

Balances at 31 December 2005*	876,635	20,766,048	(349,141)	204,167	7,762,096	29,259,805

Balances at 1 January 2006	876,635	20,766,048	(349,141)	204,167	7,762,096	29,259,805
Changes in fair value of
available-for-sale financial assets	—	—	—	(9,659)	—	(9,659)
Exchange realignment	—	—	(1,344,135)	—	—	(1,344,135)

Total income and expense for the
year recognised in equity	—	—	(1,344,135)	(9,659)	—	(1,353,794)
Profit for the year	—	—	—	—	16,056,043	16,056,043

Total income and expense for the year	—	—	(1,344,135)	(9,659)	16, 056,043	14,702,249
2005 final dividends	—	—	—	—	(4,479,620)	(4,479,620)
2006 interim dividends	—	—	—	—	(5,334,091)	(5,334,091)
Issue of shares	46,994	14,195,775	—	—	—	14,242,769
Exercise of share options	24	3,691	—	—	—	3,715
Equity-settled share option arrangements	—	—	—	75,768	—	75,768

Balances at 31 December 2006*	923,653	34,965,514	(1,693,276)	270,276	14,004,428	48,470,595

As at 31 December 2006, the distributable profits of the Company amounted to approximately RMB14,004,428,000 (2005: RMB7,762,096,000).

*	These reserve accounts comprise the Company reserves of approximately RMB47,546,942,000 (2005: RMB28,383,170,000) in the Company balance sheet.

34.	RETIREMENT AND TERMINATION BENEFITS

All the Group’s full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the state-managed retirement benefit plan at rates ranging from 9% to 22% of the employees’ basic salaries.

The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the basic salaries of all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

The Group provides retirement and termination benefits for all local employees in Indonesia in accordance with Indonesian labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts.

35.	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
Reconciliation of profit before tax to cash generated from operations

	2006	2005
	RMB’000	RMB’000

Profit before tax	44,123,256	36,300,934

Adjustments for:
Interest income	(781,536)	(359,294)
Finance costs	1,799,370	1,100,532
Exchange (gains)/losses, net	(308,382)	(287,027)
Share of profits of associates	(321,676)	(307,075)
Investment income	(613,028)	(247,893)
Provision for inventory obsolescence	2,004	33,088
Depreciation, depletion and amortisation	6,933,214	5,964,740
Loss on disposal and write-off of property, plant and equipment	408	141,574
Dismantlement	472,269	252,857
Amortisation of discount of long term guaranteed notes	32,760	41,959
Impairment losses related to property, plant and equipment	252,357	90,190
Equity-settled share option expenses	75,768	29,123

	51,666,784	42,753,708

Increase in accounts receivable	(160,089)	(1,001,296)
Increase in inventories and supplies	(493,857)	(108,405)
Increase in other current assets	(1,629,248)	(342,087)
Increase in amounts due from related companies	(241,250)	(925,824)
(Decrease)/increase in an amount due to the parent company	(31,521)	118,422
Increase in accounts payable,
other payables and accrued liabilities	1,552,855	677,522
Decrease in other taxes payable	(177,165)	(24,900)
Increase in amounts due to related companies	415,337	548,508

Cash generated from operations	50,901,846	41,695,648

36.	COMMITMENTS

(i)	Capital commitments
As at 31 December 2006, the Group had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

	2006	2005
	RMB’000	RMB’000

Contracted, but not provided for	11,857,620	7,511,100
Authorised, but not contracted for	30,029,132	23,736,582

As at 31 December 2006, the Group had unutilised banking facilities amounting to approximately RMB47,040,884,000 (2005: RMB33,450,791,000).

(ii)	Operating lease commitments
(a)	Office properties
The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 1 month to 5 years.

As at 31 December 2006, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2006	2005
	RMB’000	RMB’000

Commitments due:
Within one year	47,458	157,181
In the first to second years, inclusive	37,712	22,351
After the second but before the fifth years, inclusive	7,962	23,972

	93,132	203,504

(b)	Plant and equipment
The Group leases certain of its plant and equipment under operating lease arrangements for a term from 6 years to 10 years.

As at 31 December 2006, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2006	2005
	RMB’000	RMB’000

Commitments due:
Within one year	299,619	183,137
In the first to second years, inclusive	299,619	183,137
After the second but before the fifth years, inclusive	882,329	1,006,289

	1,481,567	1,372,563

(iii)	Contingent liabilities

The Company and certain of its subsidiaries are the named defendants (the "Defendants") in a case brought by a partner of a joint operating agreement ("JOA") in Indonesia (the "Plaintiff"). The Plaintiff is claiming its right under the JOA to request the Defendants to assign part of their interests acquired in the Tangguh Liquefied Natural Gas Project ("Tangguh LNG Project") based on the costs expended by the Defendants. The case is scheduled to be tried in November 2007. The Tangguh LNG Project is still under development.

As the case is still in a preliminary stage, the management considers that the outcome of any judgment on the lawsuit as quite uncertain and any expenditure from the lawsuit is not estimable. Consequently, no provision has been made for any expenses that might arise from the case.

37.	FINANCIAL INSTRUMENTS

(a)	Currency swap contract

As at 31 December 2006, the Group had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge against future repayments of certain Japanese Yen denominated loans. The hedged Japanese Yen loans bore interest at a fixed rate of 4.5% per annum. The interest rate stipulated in the swap contract for the United States dollars was the floating LIBOR rate. The fair value loss of RMB4 million was recorded in the income statement.

The details are as follows:

	2006		2005
		Weighted		Weighted
	Notional	average	Notional	average
	contract	contractual	contract	contractual
	amount	exchange rate	amount	exchange rate
	(JPY’000)	(JPY/US$)	(JPY’000)	(JPY/US$)

Year
2006	—	—	271,470	95.00
2007	271,470	95.00	271,470	95.00

(b)	Fair value of financial instruments

The carrying value of the Group’s cash and cash equivalents, time deposits, current available-for-sale investments, accounts receivables, other current assets, accounts payable, other payables and balance with related companies approximated to fair value at the balance sheet date due to the short maturity of these instruments.

The estimated fair value of the Group’s long term bank loans based on current market interest rates was approximately RMB2,450,147,000 as at 31 December 2006 (2005: RMB868,886,000), which was the present value of the loans’ future cash flows discounted by the interest rates as at 31 December 2006. The fair value of the floating interest rate loan equalled to the carrying amount as at 31 December 2006.

The estimated fair value of the Group’s long term guaranteed notes based on current market interest rates was approximately RMB17,735,947,000 as at 31 December 2006 (2005: RMB16,592,412,000), which was calculated based on the market price as at 31 December 2006.

38.	CONCENTRATION OF CUSTOMERS
A substantial portion of the oil and gas sales of the Group is made to a small number of customers on an open account basis. Details of the sales to these customers are as follows:

	2006	2005
	RMB’000	RMB’000

China Petroleum & Chemical Corporation	19,250,230	15,625,736
PetroChina Company Limited	4,411,512	1,776,199
Castle Peak Power Company Limited	1,137,371	1,107,314

39.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments, other than derivatives, comprise bank loans, convertible bonds, guaranteed notes, available-for-sale financial assets, cash and short term deposits. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as accounts receivable and accounts payable, which arise directly from its operations.

The Group also enters into a currency swap contract. The purpose is to manage the currency risk arising from the Group’s operations and its sources of finance.

(i)	Credit risk

The carrying amount of the Group’s cash and cash equivalents, time deposits, liquidity funds and bond investments, accounts receivable and other receivables, and amounts due from related parties and other current assets except for prepayments represents the Group’s maximum exposure to credit risk in relation to its financial assets.

The majority of the Group’s accounts receivable is related to sales of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers’ financial condition and generally do not require collateral on accounts receivable. The Group made impairment on doubtful receivables and actual losses have been within management’s expectation.

No other financial assets carry a significant exposure to credit risk.

(ii)	Currency risk

Substantially all of the Group’s oil and gas sales are denominated in Renminbi and US dollars. In the past decade, the PRC government’s policies of maintaining a stable exchange rate and China’s ample foreign reserves have contributed to the stability of the Renminbi. Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the United States dollar ("US dollars"). From that day to 31 December 2006, Renminbi has appreciated by approximately 5.65% against US dollars.

The appreciation of Renminbi against US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars, the Group’s oil and gas sales may decrease due to the depreciation of US dollars against Renminbi. On the other hand, the depreciation of US dollars against Remminbi will also decrease the Group’s costs for imported equipment and materials, most of which are denominated in US dollars. In addition, the debt repayment by the Group will decrease since more than 97% of the Group’s debts are also denominated in U.S. dollars.

As of the end of 2006, the balance of the yen-denominated loans was only RMB17.8 million. Since the Group has hedged the yen loans against foreign currency swaps, the Group does not expect any significant exchange risk relating to Japanese yen in the future.

(iii)	Interest rate risk

As of the end of 2006, the interest rates for 89% of the Group’s debts were fixed. The term of the weighted average balance was approximately 7.3 years. The average interest rate payable by the Group is considered to be favourable under the environment of rising interest rate hike.

(iv)	Business risk

The major operations of the Group are conducted in the PRC, Indonesia, Africa and Australia and accordingly are subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the oil and gas industry, the political, economic and legal environments, influence of the national authorities over price setting and competition in the industry.

40.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA ("US GAAP")

(a)	Impairment of long-lived assets

Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset’s carrying amount exceeds the higher of an asset’s fair value less costs to sell and value in use, which incorporates discounting the asset’s estimated future cash flows.

Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No.144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 requires the Group to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered as held and used until it is disposed of.

SFAS No. 144 also requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If impairment is indicated based on undiscounted expected future cash flows, then impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of the property. Fair value of the property is estimated by the Group using the present value of future cash flows. The impairment was determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management’s estimate of future cash flows and consequently the carrying value of properties.

In addition, under Hong Kong GAAP, a subsequent increase in the recoverable amount of an asset (other than goodwill and available-for-sale equity investments) is reversed to the income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

For the year ended 31 December 2006, an impairment of approximately RMB252,357,000 was recognised under Hong Kong GAAP and no impairment was recognised under US GAAP.

(b)	Accounting for convertible bonds

With effect from 1 January 2005, under HKAS 32 Financial Instruments: Disclosure and Presentation, financial instruments with cash settlement options and other derivative components will need to be bifurcated into a debt component and a derivative component. The derivative component is marked to market at each balance sheet date and the differences will be charged/credited to the income statement. The debt component is stated at amortised cost. The requirements of HKAS 32 have been applied retrospectively with comparative amounts restated.

Under US GAAP, convertible bonds are subject to different rules on the bifurcation of the debt and derivative components. However, there is no significant difference on the accounting treatment adopted under HK GAAP and US GAAP for the Group’s convertible bonds.

The Company considered whether the convertible bonds contain embedded derivative features which warrant separate accounting under the guidance provided in SFAS No. 133. To the extent that the embedded derivatives are determined to exist, the embedded derivatives are bifurcated as a single, compound derivative and are accounted for in accordance with SFAS No. 133. The Company bifurcated its embedded derivatives at fair value and determined the initial carrying value assigned to the host contract as the difference between the basis of the hybrid instrument and the fair value of the embedded derivatives, resulting in a discount attributed to the host bond contract. The host bond contract is then accreted from the initial amount to the maturity amount over the period from the date of issuance to the maturity date using the effective interest method.

40.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA ("US GAAP") (continued)

(b)	Accounting for convertible bonds (continued)

The embedded derivative features within the convertible bonds that would individually warrant separate accounting as a derivative instrument under SFAS No.133 are bundled together as a single, compound embedded derivative instrument that is bifurcated and accounted for separately from the host contract under SFAS No.133. The Company used the binominal tree valuation model to value the compound embedded derivative features both initially and at each reporting period to record the changes in fair value of the derivative instruments.

Instruments with potential embedded derivative features are evaluated at inception to determine whether such features meet the definition of a derivative. The embedded derivative feature would be separated from the host contract and accounted for as a derivative instrument only if all of the following conditions are met:

(i)	the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract;

(ii)	the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value; and

(iii)	a separate instrument with the same terms as the embedded derivative instrument would meet the definition of a derivative as described in SFAS No.133.

The Group’s convertible bonds include the following embedded derivative features that warrant separate accounting as a single, compound embedded derivative instrument under SFAS No.133:

(i)
Holder’s option to convert into CNOOC shares at a specified price. Upon the exercise of the conversion option by the holders of the convertible debts, the Company has the option to settle the exercise of the conversion option in cash; and

(ii)	The convertible bonds are denominated in US dollars and are convertible into the Company’s shares denominated into Hong Kong dollars using a fixed exchange rate of US$1 to HK$7.77.

(c)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and gas reserve volumes and the future development, provision for dismantlement as well as estimates relating to certain oil and gas revenues and expenses. Actual amounts could differ from those estimates and assumptions.

(d)	Segment reporting

The Group’s segment information is based on the segmental operating results regularly reviewed by the Group’s chief operating decision maker. The accounting policies used are the same as those used in the preparation of the Group’s consolidated Hong Kong GAAP financial statements.

(e)	Income tax
The Group completed the acquisition of certain oil and gas interests in Nigeria in the current year. The oil and gas properties are still under exploration and development stage.

According to HKAS 12 Income Taxes, no deferred income tax liability is recognised for an asset acquisition. However, under US GAAP, a deferred income tax liability is recognised in accordance with EITF 98-11 "Accounting for acquired temporary differences in certain purchase transactions that are not accounted for as business combinations". Accordingly, both the property, plant and equipment and deferred tax liabilities related to OML130 are increased by approximately RMB16,014,569,000 under US GAAP. The difference in accounting treatment has had no impact on net equity reported under US GAAP.

40.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA ("US GAAP") (continued)

(f)	Provision for dismantlement

Hong Kong GAAP requires the provision for dismantlement to be recorded for a present obligation no matter whether the obligation is legal or constructive. The associated cost is capitalised and the liability is discounted and accretion expense is recognised using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. In cases of remeasuring the provision for dismantlement of oil and gas properties, the Group shall use such a discount rate as mentioned above no matter whether future cash flows would move upward or downward. HK(IFRIC)-Int1 requires that adjustments arising from changes in the estimated cash flows or the current discount rate should be added to or deducted from the cost of the related asset and liability.

Under US GAAP, SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived assets. Further, under SFAS No. 143, the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. If the Group remeasures the provision for dismantlement of oil and gas properties, upward revisions in the amount of undiscounted estimated cash flows shall be discounted using the current credit-adjusted risk-free rate; downward revisions in the amount of undiscounted estimated cash flows shall be discounted using the credit-adjusted risk-free rate that existed when the original liability was recognised. In cases that changes occur to the discount rate, the Group shall apply the original discount rate used to initially measure the dismantlement costs, rather than remeasure the liability for changes in the discount rate. There were no differences between the amounts recorded under Hong Kong GAAP and US GAAP for the periods presented.

(g)	Income tax rates
Under Hong Kong GAAP, HKAS 12 requires the application of tax rates that have been enacted or substantively enacted by the balance sheet date.

Under US GAAP, SFAS No. 109 requires that a deferred tax liability or asset shall be measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realised.

There were no differences in the tax rates used for both Hong Kong GAAP and US GAAP for the years presented.

(h)	Effects on net profit and equity
The effects on net profit and equity of the above significant differences between Hong Kong GAAP and US GAAP are summarised below:

	Net profit
	2006	2005
	RMB’000	RMB’000

As reported under Hong Kong GAAP	30,926,943	25,323,122

Impact of US GAAP adjustments:
- Reversal of impairment losses related to property, plant and equipment	252,357	—
- Reversal of deferred tax related to impairment losses on property,
plant and equipment	(75,708)	—
- Unrealised gains transferred from equity to the income statement	—	20,036

Net profit under US GAAP	31,103,592	25,343,158

Net profit per share under US GAAP
- Basic	RMB0.73	RMB0.62

- Diluted	RMB0.73	RMB0.61

40.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA ("US GAAP") (continued)

(h)	Effects on net profit and equity (continued)

	Net equity
	2006	2005
	RMB’000	RMB’000

As reported under Hong Kong GAAP	107,771,928	73,603,097

Impact of US GAAP adjustments:
- Reversal of impairment losses related to property, plant and equipment	252,357	—
- Reversal of deferred tax related to impairment losses on property,
plant and equipment	(75,708)	—
- Reversal of additional accumulated depreciation, depletion and amortisation
arising from the revaluation surplus on land and buildings	44,207	44,207

Net equity under US GAAP	107,992,784	73,647,304

(i)	Comprehensive income

According to SFAS No. 130, "Reporting comprehensive income", the Group is required to include a statement of other comprehensive income for revenues and expenses, gains and losses which under US GAAP are included in comprehensive income and excluded from net income.

	2006	2005
	RMB’000	RMB’000

Net income under US GAAP	31,103,592	25,343,158
Other comprehensive income:
Foreign currency translation adjustments	(1,257,594)	(493,289)
Unrealised gains on available-for-sale investments	60,010	69,069
Less: Reclassification adjustment for gains included in net income	(69,069)	(20,036)

Comprehensive income under US GAAP	29,836,939	24,898,902

The movement of accumulated other comprehensive income components is as follows:

		Unrealised
	Foreign	gains on	Accumulated
	currency	available	other
	translation	-for-sale	comprehensive
	adjustments	investments	income
	RMB’000	RMB’000	RMB’000

Balance at 31 December 2004	(19,654)	20,036	382
Reversal of current year’s realised gains	—	(20,036)	(20,036)
Current year’s change	(493,289)	69,069	(424,220)

Balance at 31 December 2005	(512,943)	69,069	(443,874)
Reversal of current year’s realised gains	—	(69,069)	(69,069)
Current year’s change	(1,257,594)	60,010	(1,197,584)

Balance at 31 December 2006	(1,770,537)	60,010	(1,710,527)

40.	SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA ("US GAAP") (continued)

(j)	Additional disclosure under FSP19-1

As of 1 January 2006, the Group adopted FASB Staff Position FAS19-1, "Accounting for Suspended Well Costs". Upon adoption of the FSP, the Group evaluated all existing capitalised exploratory well costs under the provisions of the FSP. The following table reflects the net changes in capitalised exploratory well costs during 2006 and 2005, and does not include amounts that were capitalised and subsequently expensed in the same period. Capitalised exploratory well costs for fiscal year ended 31 December 2005 are presented based on the Group’s previous accounting policy.

	2006	2005
	RMB’000	RMB’000

Beginning of year	281,573	429,461
Capitalised exploratory well costs charged to expense upon the adoption of FSP 19-1	—	—
Additions to capitalised exploratory well costs
pending the determination of proved reserves	803,184	279,180
Reclassifications to oil and gas properties based on the determination
of proved reserve	(182,582)	(328,475)
Capitalised exploratory well costs charged to expense	(7,976)	(98,242)
Exchange realignment	(15,010)	(351)

End of year	879,189	281,573

Aging of capitalised exploratory well costs and the number of projects for which exploratory well costs have been capitalised for a period greater than one year as follows:

	2006		2005
	RMB’000		RMB’000

Capitalised exploratory well costs that have been capitalised
for a period for one year or less	834,333		281,573
Capitalised exploratory well costs that have been capitalised
for a period greater than one year	44,856		—

End of year	879,189		281,573

Number of projects for which exploratory well costs have been
capitalised for a period greater than one year	1	*	—

*
Well LD27-1-1 was completed in 2005. It was tested and confirmed to be an oil flowing well. It has been temporary capitalised according to the Company’s criteria for the assessment of well status. The reservoir characteristics and geological condition of LD27-1 are relatively complex and a series of seismic, geological, reservoir and economic researches and appraisals have been conducted on it. Based on the latest research results, it has been included in the appraisal plan and the field development feasibility research is being conducted in 2007.

41.	CHARGE OF ASSETS

CNOOC NWS Private Limited is a wholly-owned subsidiary, and together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interests in the NWS Project.

42.	SUBSEQUENT EVENTS

(a)
During the 5th Session of the 10th National People’s Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law ("the New Corporate Income Tax Law") was approved and will become effective on 1 January 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this stage.

(b)
On 26 June, 2006, the Company announced the partial deformation of the underwater structure of the jacket for the PY30-1 project, which was discovered during an examination. The cause of the deformation is still under investigation at the date of this report. In February 2007, the Company committed to provide advanced payments for the new jacket construction.

43.	APPROVAL OF THE FINANCIAL STATEMENTS
The financial statements were approved and authorised for issue by the Board of Directors on 29 March 2007.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2006
(All amounts expressed in Renminbi unless otherwise stated)

The following disclosures are included in accordance with the United States Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities". The disclosures are categorised by the geographical areas in which the Group conducts oil and gas activities. Except for PRC and Indonesia, the information on the other geographical areas, such as Australia, Myanmar, Morocco and Nigeria etc., are combined in the following disclosures as "Others", among which all the other projects are still in joint study, exploration or development stage except that the North West Shelf Project in Australia is in production stage.

(a)	Reserve quantity information

Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be recoverable at commercial rates in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

Estimates of crude oil and natural gas reserves have been made by independent engineers, except for certain reserve of OML130 for 2006 which was estimated by internal engineers. The Group’s net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, and plus (a) its participating interest in the properties in Australia and Nigeria; and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment of share oil attributable to the Indonesian government and the domestic market obligation.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

(a)	Reserve quantity information (continued)
Proved developed and undeveloped reserves

PRC		Indonesia		Others		Total
Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)

31 December 2003	1,328	3,905	103	200	—	—	1,431	4,105
Purchase of reserves	6	161	—	—	—	—	6	161
Discoveries and extensions	129	414	4	157	—	—	133	571
Production	(105)	(97)	(11)	(31)	—	—	(116)	(128)
Revisions of prior estimates	(8)	(101)	5	(5)	—	—	(3)	(106)

31 December 2004	1,350	4,282	101	321	—	—	1,451	4,603
Purchase of reserves	—	—	—	—	25	603	25	603
Discoveries and extensions	133	314	—	17	—	—	133	331
Production	(121)	(101)	(9)	(34)	—	—	(130)	(135)
Revisions of prior estimates	(7)	—	(19)	(7)	—	—	(26)	(7)

31 December 2005	1,355	4,495	73	297	25	603	1,453	5,395
Purchase of reserves	—	—	2 *	694 *	41	—	43	694
Discoveries and extensions	132	109	—	11	—	—	132	120
Production	(127)	(130)	(8)	(39)	(1)	(10)	(136)	(179)
Revisions of prior estimates	(18)	95	12	22	—	58	(6)	175

31 December 2006	1,342	4,569	79	985	65	651	1,486	6,205

*
The acquisition of the Tangguh LNG Project was completed in 2004. No proved reserves have been included until 2006 when the related sales contracts were signed and the necessary criteria of proved reserves were fulfilled.

Enterprise’s proportional interest in reserves of investees accounted for by the equity method:

PRC		Indonesia		Others		Total
Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)

31 December 2004	4	43	—	—	—	—	4	43
31 December 2005	3	36	—	—	—	—	3	36
31 December 2006	2	26	—	—	—	—	2	26

Proved developed reserves:

PRC		Indonesia		Others		Total
Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas
(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)

31 December 2004	614	2,101	85	138	—	—	699	2,239
31 December 2005	642	2,072	63	155	14	378	719	2,605
31 December 2006	632	1,901	67	174	15	421	714	2,496

(b)	Results of operations

2004				2005				2006
PRC RMB '000	Indonesia RMB '000	Others RMB '000	Total RMB '000	PRC RMB '000	Indonesia RMB '000	Others RMB '000	Total RMB '000	PRC RMB '000	Indonesia RMB '000	Others RMB '000	Total RMB '000

Net sales to customers	32,723,277	4,162,742	—	36,886,019	48,778,934	4,638,735	—	53,417,669	62,224,126	5,138,396	465,431	67,827,953
Operating expenses	(3,643,182)	(1,427,162)	—	(5,070,344)	(4,507,915)	(1,426,683)	—	(5,934,598)	(5,139,130)	(1,751,675)	(108,379)	(6,999,184)
Production taxes	(1,725,674)	—	—	(1,725,674)	(2,596,543)	—	—	(2,596,543)	(3,315,661)	—	—	(3,315,661)
Exploration	(1,202,203)	(113,957)	—	(1,316,160)	(1,169,067)	(77,842)	(46,779)	(1,293,688)	(1,304,917)	(104,608)	(295,550)	(1,705,075)
Accretion expense	(119,707)	—	—	(119,707)	(198,945)	—	—	(198,945)	(250,922)	—	—	(250,922)
Depreciation, depletion
and amortisation
(including dismantlement)	(4,670,988)	(985,711)	—	(5,656,699)	(5,360,745)	(856,775)	—	(6,217,520)	(6,345,167)	(986,988)	(73,328)	(7,405,483)

	21,361,523	1,635,912	—	22,997,435	34,945,719	2,277,435	(46,779)	37,176,375	45,868,329	2,295,125	(11,826)	48,151,628
Income tax expenses	(6,408,457)	(705,487)	—	(7,113,944)	(10,483,716)	(995,885)	—	(11,479,601)	(13,760,499)	(989,773)	(85,191)	(14,835,463)

Result of operations	14,953,066	930,425	—	15,883,491	24,462,003	1,281,550	(46,779)	25,696,774	32,107,830	1,305,352	(97,017)	33,316,165

Enterprise’s share of
equity method
investee’s results of
operations for
producing activities	309,987	—	—	309,987	260,496	—	—	260,496	247,797	—	—	247,797

(c)	Capitalised costs

2004				2005				2006
PRC RMB '000	Indonesia RMB '000	Others RMB '000	Total RMB '000	PRC RMB '000	Indonesia RMB '000	Others RMB '000	Total RMB '000	PRC RMB '000	Indonesia RMB '000	Others RMB '000	Total RMB '000

Proved oil and gas
Properties	70,931,798	10,100,116	—	81,031,914	85,960,339	11,241,345	3,129,662	100,331,346	102,687, 282	19,528,600	9,857,637	132,073,519
Unproved oil and gas
Properties	437,513	4,696,237	—	5,133,750	267,432	5,529,450	—	5,796,882	212,913	63,402	33,527,905	33,804,220
Accumulated depreciation,
depletion and
amortization	(30,462,658)	(3,083,933)	—	(33,546,591)	(35,875,926)	(3,850,293)	—	(39,726,219)	(42, 066,757)	(4,691,090)	(45,793)	(46,803,640)

Net capitalised costs	40,906,653	11,712,420	—	52,619,073	50,351,845	12,920,502	3,129,662	66,402,009	60, 833,438	14,900,912	43,339,749	119,074,099

Enterprise’s share of
equity method
investee’s net
capitalised costs	518,045	—	—	518,045	412,109	—	—	412,109	499,903	—	—	499,903

(d)	Costs incurred

2004				2005				2006
PRC RMB '000	Indonesia RMB '000	Others RMB '000	Total RMB '000	PRC RMB '000	Indonesia RMB '000	Others** RMB '000	Total RMB '000	PRC RMB '000	Indonesia RMB '000	Others RMB '000	Total RMB '000

Acquisition costs
- Proved	—	—	—	—	—	—	3,864,342	3,864,342	—	—	6,374,981	6,374,981
- Unproved	—	3,531,046	—	3,531,046	—	—	681,943	681,943	—	—	30,856,923	30,856,923
Exploration costs	1,806,556	137,361	—	1,943,917	1,878,931	111,219	46,779	2,036,929	2,214,202	152,654	912,325	3,279,181
Development costs*	11,693,183	645,501	—	12,338,684	14,423,266	2,328,200	—	16,751,466	15,763,138	3,336,760	3,625,336	22,725,234

Total costs incurred	13,499,739	4,313,908	—	17,813,647	16,302,197	2,439,419	4,593,064	23,334,680	17,977,340	3,489,414	41,769,565	63,236,319

Enterprise’s share of
equity method
investee’s costs of
property acquisition,
exploration, and
development	44,513	—	—	44,513	20,854	—	—	20,854	235,816	—	—	235,816

*	The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

**
The amounts include prepayments made in 2004 for the NWS Project of approximately RMB4,693,809,000 and a tax refund of approximately RMB152,993,000 related to the acquisition of the NWS Project received in 2005.

(e)	Standardised measure of discounted future net cash flows and changes therein

In calculating the standardised measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Group’s estimated annual future production from proved reserves to determine future cash inflows. Year end average realised oil prices used in the estimation of proved reserves and calculation of the standardised measure were US$51 as at 31 December 2006 (2005: US$48; 2004; US$32). Future development costs are estimated based upon constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly from year-end levels.

Present value of estimated future net cash flows:

	2004				2005				2006
Notes	PRC RMB '000	Indonesia RMB '000	Others RMB '000	Total RMB '000	PRC RMB '000	Indonesia RMB '000	Others RMB '000	Total RMB '000	PRC RMB '000	Indonesia RMB '000	Others RMB '000	Total RMB '000

Future cash inflows	(1)	464,405,099	37,198,784	—	501,603,883	658,890,903	40,919,470	21,855,452	721,665,825	652,466,884	60,388,183	45,074,262	757,929,329
Future production
Costs		(114,563,284)	(20,472,914)	—	(135,036,198)	(155,478,507)	(19,370,535)	(3,742,250)	(178,591,292)	(179,879,722)	(25,320,990)	(6,063,979)	(211,264,691)
Future development
Costs	(2)	(59,876,454)	(6,709,341)	—	(66,585,795)	(69,631,972)	(7,481,211)	(4,497,517)	(81,610,700)	(72,962,533)	(10,238,119)	(7,728,167)	(90,928,819)
Future income taxes		(78,181,837)	(4,001,019)	—	(82,182,856)	(118,764,845)	(5,678,110)	(2,759,755)	(127,202,710)	(106,075,580)	(8,637,768)	(6,696,189)	(121,409,537)

Future net cash flows	(3)	211,783,524	6,015,510	—	217,799,034	315,015,579	8,389,614	10,855,930	334,261,123	293,549,049	16,191,306	24,585,927	334,326,282
10% discount factor		(91,481,754)	(1,905,679)	—	(93,387,433)	(127,977,962)	(2,494,083)	(5,472,748)	(135,944,793)	(118,607,628)	(7,802,067)	(11,302,262)	(137,711,957)

Standardised measure		120,301,770	4,109,831	—	124,411,601	187,037,617	5,895,531	5,383,182	198,316,330	174,941,421	8,389,239	13,283,665	196,614,325

Enterprise’s share of
equity method
investee’s
standardised measure
of discounted future
net cash flows		1,052,755	—	—	1,052,755	1,605,386	—	—	1,605,386	883,476	—	—	883,476

(1)
Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, plus (a) its participating interest in the properties in Australia and Nigeria, and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia, less an adjustment of share oil attributable to Indonesian government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)
Changes in the standardised measure of discounted future net cash flows:

	2004	2005	2006
	RMB’000	RMB’000	RMB’000

Standardised measure, beginning of year	108,736,202	124,411,601	198,316,330
Sales of production, net of royalties and production costs	(30,090,001)	(44,886,528)	(57,513,108)
Net change in prices, net of royalties and production costs	17,891,394	99,253,723	8,603,374
Extensions discoveries and improved recovery,
net of related future costs	20,752,897	26,648,779	20,226,150
Change in estimated future development costs	(21,624,959)	(18,559,873)	(19,719,116)
Development costs incurred during the year	11,768,916	15,592,789	20,333,024
Revisions in quantity estimates	(1,956,069)	(3,061,393)	1,903,268
Accretion of discount	14,079,125	16,996,168	26,111,261
Net change in income taxes	(5,138,318)	(29,168,139)	958,885
Purchase of properties	2,356,102	8,981,882	19,031,535
Changes in timing and other	7,636,312	2,107,321	(21,637,278)

Standardised measure, end of year	124,411,601	198,316,330	196,614,325

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of CNOOC Limited (the "Company") will be held on 25 May 2007, at 4:00 p.m. at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Reports of the Directors and Auditors thereon for the year ended 31 December 2006.

2.	To declare a final dividend for the year ended 31 December 2006.

3.	To re-elect retiring Directors and to authorise the Board of Directors to fix the remuneration of each of the Directors.

The Directors to be re-elected are as follows:

Luo Han

Born in 1953, Mr. Luo received a doctorate degree from the Petroleum University in China. He has over 30 years of experience in the oil industry in the PRC. He joined CNOOC in 1982. From 1993 to 1999, Mr. Luo served as the Vice President of China Offshore Oil Eastern South China Sea Corporation and concurrently as the Chairman of the CACT (CNOOC-AGIP-Chevron-Texaco) operators group, and the Executive Vice President of China Offshore Oil East China Sea Corporation, a subsidiary of CNOOC. In 1999, he served as the General Manager of CNOOC China Limited’s Shanghai Branch. Mr. Luo is a Vice President of CNOOC, a position he has held since 2000. He also serves as the Chairman of the Board of Directors of Zhonghai Trust & Investment Co., Ltd., a subsidiary of CNOOC, and the Director of CNOOC China Limited, a subsidiary of the Company. Mr. Luo was appointed as an Executive Director of the Company with effect from 20 December 2000, and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

Save as aforesaid, Mr. Luo does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 8,230,000 share options in the Company, Mr. Luo has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service contract between the Company and Mr. Luo, Mr. Luo is entitled to an annual emolument of HK$1,318,280. The emolument of Mr. Luo was determined by reference to industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendations to the Board for adjustments if necessary. Mr. Luo’s appointment was for an initial period of 12 months and is expected to be renewed on a 12 months’ rolling basis, subject to 3 months’ notice of termination. Mr. Luo is subject to the provisions of his service contract and the retirement provisions in the Articles of Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) - 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

Wu Guangqi

Born in 1957, Mr. Wu is a geologist and graduated with a Bachelor of Science degree from the Ocean University of China, majoring in Marine Geology. He also holds a master’s degree in Management from the China Petroleum University. Mr. Wu joined CNOOC in 1982. He became the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, in 1994. Mr. Wu was appointed as Director of the Administration Department of CNOOC in 1995 and became the Director of the Ideology Affairs Department of CNOOC in 2001. Mr. Wu was appointed Assistant President in 2003, and has been the Head of Disciplinary Division (Vice President equivalent) of CNOOC since 2004. Mr. Wu has also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, since May 2003, and the Compliance Officer of the Company since 1 June 2005. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 3,380,000 share options in the Company, Mr. Wu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service contract between the Company and Mr. Wu, Mr. Wu is entitled to an emolument comprise of HK$2,396,280. The emolument of Mr. Wu was determined by reference to industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendations to the Board for adjustments if necessary. Mr. Wu’s appointment was for an initial period of 12 months and is expected to be renewed on a 12 months’ rolling basis, subject to 3 months’ notice of termination. Mr. Wu is subject to the provisions of his service contract and the retirement provisions in the Articles of Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) - 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

Chiu Sung Hong

Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He is admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and is a director of a listed company in Australia. Mr. Chiu is the founding member of the Board of Trustees of Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Mr. Chiu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 1,150,000 share options in the Company, Mr. Chiu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Chiu. Mr. Chiu is entitled to an emolument of HK$950,000. The emolument of Mr. Chiu was determined with reference to industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendations to the Board for adjustments if necessary. Mr. Chiu is subject to the retirement provisions in the Articles of Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) - 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

Tse Hau Yin, Aloysius

Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants ("HKICPA"). Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976 and became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Construction Bank Corporation, China Telecom Corporation Limited, Wing Hang Bank, Limited and Linmark Group Limited, companies listed on The Stock Exchange of Hong Kong Limited. Mr. Tse is also the chairman of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Mr. Tse does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Tse has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Tse. Mr. Tse is entitled to an emolument of HK$950,000. The emolument of Mr. Tse was determined by reference to industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendations to the Board for adjustments if necessary. Mr. Tse is subject to the retirement provisions in the Articles of Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) - 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

4.	To re-appoint Auditors and to authorise the Board of Directors to fix their remuneration.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	"THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), or of any other Recognised Stock Exchange and the Articles of Association (the "Articles") of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

"Relevant Period" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

2.	"THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

"Relevant Period" means the period from the date of passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in or in any territory outside Hong Kong).

3.
"THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Directors to allot, issue and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed l0% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

By Order of the Board

CNOOC Limited
Victor Zhikai Gao
Company Secretary

Hong Kong, 11 April 2007

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any share of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Directors. The Directors wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to allot, issue and deal with shares to be given to the Directors. The Directors wish to state that they have no immediate plans to allot or issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Directors to allot and issue shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	For the sake of good corporate governance practice, the Chairman intends to demand voting by poll for all the resolutions set out in the notice of the annual general meeting.

9.
The register of members of the Company will be closed from 18 May 2007 to 25 May 2007 (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends and voting at the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:00 p m on 17 May 2007.

Glossary

API gravity	Mbbls
The America Petroleum Institute’s scale for specific gravity for liquid hydrocarbons, measured in degrees.	Thousand barrels

Appraisal well	MBOE
An exploratory well drilled for the purpose of evaluating the commerciality of a geological trap in which petroleum has been discovered.	Thousand barrels of equivalent

Bbls	Mcf
Barrels	Thousand cubic feet

Bcf	Mmboe
Billion cubic feet	Million barrels-of-oil equivalent

BOE	Mmbbls
Barrels-of-oil-equivalent	Million barrels

DD&A	Mmcf
Depreciation, depletion and amortization	Million cubic feet

Dismantlement	Net Production
Post closure and other environmental exit	Net production is calculated in the same way as net proved reserves.

Lifting costs per barrel	Net reserve additions
(Operating expenditures + production taxes)/total net production	Total additions of reserves plus or minus reserves revisions

Downstream business	OGP
Refinery and petrochemical processing	International Association of Oil & Gas Producers

Finding costs	Net Proved Reserves
For a given period, costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells.

FPSO
Floating, Production, Storage and Offloading

LNG
Liquefied Natural Gas
The Group’s net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, and plus (a) its participating interest in the properties in Australia and Nigeria and (b) the participating interest in the properties covered under the production sharing contracts in Indonesia less an adjustment of share oil attributable to the Indonesian government and the domestic market obligation.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

PSC
Production sharing contract

Reserve replacement ratio
For a given year, total additions to proved reserves divided by production during the year

Total production costs per barrel
(operating expenditures + production taxes + dismantlement + DD&A + SG&A)/total net production

Upstream business
Oil and gas exploration, development, production and sales

Wildcats
A well drilled on any geological trap for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries

Note:
In calculating barrels-of-oil equivalent, or BOE, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from certain fields which is converted using the actual heating value of the natural gas.

Company Infomation

Board of Directors:		Other Members of the Senior Management
		Liu Jian	Executive Vice President
Executive Directors		Chen Wei	Senior Vice President
Fu Chengyu	Chairman & CEO	Zhang Guohua	Senior Vice President
Zhou Shouwei	President	Li Ning (note)	Senior Vice President
Wu Guangqi	Compliance Officer	Chen Bi	Vice President
Yang Hua	Executive Vice President & CFO	Zhu Weilin	Vice President
		Zhu Mingcai	Vice President
Non-Executive Directors		Fang Zhi	Vice President
Luo Han
Cao Xinghe		Department Management
Wu Zhenfang		Zhu Weilin	General Manager,
Exploration Department
Independent Non-Executive Directors		Qiu Zongjie	General Manager,
Edgar W. K. Cheng			Development & Production Department
Chiu Sung Hong		Jin Xiaojian	General Manager,
Evert Henkes			Engineering & Project Department
Lawrence J. Lau		Li Feilong	Qualified Accountant & Financial Controller,
Tse Hau Yin, Aloysius			Controllers Department
		Zhao Liguo	General Manager, Legal Department
Company Secretary		Song Lisong	General Manager,
Victor Zhikai Gao	Senior Vice President & General Counsel		Health, Safety & Environmental Department
		Wang Zhong’an	General Manager,
Audit Committee			Strategic Development & Planning
Tse Hau Yin, Aloysius	(Chairman and Financial Expert)		Department
Chiu Sung Hong		Chen Hezhi	General Manager,
Lawrence J. Lau			Human Resources Department
		Sun Dalu	General Manager, Marketing Department
Nomination Committee		Huang Xiaofeng	General Manager, Treasury Department
Luo Han	(Chairman)	Xiao Zongwei	General Manager, Investor Relations
Edgar W. K. Cheng			Department
Lawrence J. Lau		Zhu Mingcai	General Manager, International Affairs
		Dong Weiliang	General Manager,
Remuneration Committee			Science and Technology Development
Chiu Sung Hong	(Chairman)		Department
Evert Henkes		Pang Jian	General Manager,
Tse Hau Yin, Aloysius			Audit and Supervision Department
Cao Xinghe

Branch Offices & Subsidiaries Management		Investor/Public Relations:
Chen Bi	General Manager,	Hong Kong
	CNOOC China Limited - Tianjin Branch	Tel: (852) 2213 2500
Xie Yuhong	General Manager,	Fax: (852) 2525 9322
	CNOOC China Limited - Zhanjiang Branch	Beijing
Li Fanrong	General Manager,	Tel: (8610) 8452 1646
	CNOOC China Limited - Shenzhen Branch	Fax: (8610) 8452 1441
Zhang Guohua	General Manager,	E-mail: xiaozw@cnooc.com.cn
CNOOC China Limited - Shanghai Branch
Chen Wei	Director,	Registered office:
	CNOOC China Limited Research Center	65/F, Bank of China Tower, 1 Garden Road, Hong Kong
Zhu Mingcai	President,	Tel: (852) 2213 2500
	CNOOC International Limited	Fax: (852) 2525 9322
Fang Zhi	Director & President,
	CNOOC Southeast Asia Limited	Beijing office:
Sun Dalu	General Manager, China Offshore Oil	CNOOC Tower, No.6 Dong Zhi Men Wai Xiao Jie,
	(Singapore) International Pte. Ltd.	Beijing, 100027, China
Zip Code: 100027
Principal bankers:		Tel: (8610) 8452 1604
Bank of China (Hong Kong) Limited		Fax: (8610) 6460 2503
Hang Seng Bank Limited		Website: www.cnoocltd.com
Bank of China
Industrial and Commercial Bank of China
China CITIC Bank
China Construction Bank

Hong Kong Share Registrar:
Hong Kong Registrars Limited
17th Floor, Room 1712-6
Hopewell Center
183 Queen’s Road East
Wan Chai
Hong Kong

ADS Depositary:
JPMorgan Chase Bank, N.A.
4 New York Plaza, 13th Floor
New York, NY 10004
United States of America

Symbol and stock code:
NYSE: CEO
HKSE: 0883